

FirstCitizens BancShares

**4300 Six Forks Road
Raleigh, North Carolina 27609**

NOTICE OF VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of shareholders of First Citizens BancShares, Inc. will be held at 9:00 a.m. EDT on Tuesday, April 26, 2022. Due to the public health impact of the COVID-19 pandemic, and to protect the health and well-being of our management, directors, associates, shareholders and community, the Annual Meeting will be held in a virtual meeting format only at *www.virtualshareholdermeeting.com/FCNCA2022*. A virtual annual meeting is a meeting in which shareholders, management, and directors are not physically in the same room but attend the meeting through means of remote communication. Shareholders may participate in the Annual Meeting virtually via live audio webcast, but there will be no physical meeting location for shareholders to attend the Annual Meeting.

The purposes of the meeting are:

1. *Election of Directors:* To elect 14 directors for one-year terms;

2. *Advisory Vote on Executive Compensation:* To vote on a non-binding advisory resolution to approve compensation paid or provided to our named executive officers as disclosed in our proxy statement for the Annual Meeting (a "say-on-pay" resolution); and

3. *Ratification of Appointment of Independent Accountants:* To vote on a proposal to ratify the appointment of KPMG LLP as our independent accountants for 2022.

> *Our Board of Directors unanimously recommends that you vote:*
> *"FOR" each of the nominees named in the enclosed proxy statement for election as directors, and*
> *"FOR" Proposals 2 and 3.*

In addition to the matters listed above, at the Annual Meeting our shareholders will vote on such other matters as may properly come before the meeting. The Board of Directors currently knows of no matters that may be voted upon at the Annual Meeting other than the matters listed above.

The record date for the determination of shareholders entitled to vote at the Annual Meeting is February 28, 2022 (the "Record Date"). You are entitled to participate remotely in the Annual Meeting if you were a holder of record, or the beneficial owner in "street name," of shares of our Class A Common Stock or Class B Common Stock as of the close of business on the Record Date. Shareholders may cast one vote for each share of our Class A Common Stock and 16 votes for each share of our Class B Common Stock they held on the Record Date.

To attend the Annual Meeting, go to *www.virtualshareholdermeeting.com/FCNCA2022* on the meeting date and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our Proxy Statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain. During the Annual Meeting, you may listen to the proceedings, submit written questions and, if you are a record holder of shares, vote your shares or, if your shares are held in street name, submit your voting instructions to your broker or other nominee, by following the instructions available on the meeting website. A list of shareholders of record will be available for examination by shareholders on the website during the Annual Meeting. If you wish to participate in the Annual Meeting but no longer have your Control Number, record holders of shares may obtain their Control Numbers by calling Broadridge Corporate Issuer Solutions at 855-449-0981 for assistance, and beneficial holders of shares held in street name should call their bank, broker or other nominee.

Help and technical support for accessing and participating in the virtual Annual Meeting will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International). You may begin to log into the meeting website at 8:45 a.m. EDT on the meeting date.

You are invited to participate in the virtual Annual Meeting. However, if you are the record holder of your shares of our common stock, we ask that you appoint the Proxies named in the enclosed proxy statement to vote your shares for you by signing, dating and returning the enclosed proxy card, or following the instructions in the proxy statement and on your proxy card to appoint the Proxies by telephone or Internet. If your shares are held in street name by a broker or other nominee, the record holder of your shares must vote them for you, so you should follow your broker's or nominee's directions and give it instructions as to how you want it to vote your shares. Even if you plan to participate in the Annual Meeting, voting by proxy, or giving voting instructions to your broker or nominee, will help us ensure that your shares are represented and that a quorum is present at the meeting. If you sign a proxy card or appoint the Proxies by telephone or Internet, you may later revoke your appointment or change your vote by following the instructions in the accompanying proxy statement, or attend the Annual Meeting remotely and vote your shares you hold of record on the meeting website. Attending the Annual Meeting alone will not revoke a proxy card.

This notice and the enclosed proxy statement and proxy card are being mailed to our shareholders on or about March 9, 2022.

By Order of the Board of Directors

Matthew G. T. Martin

Matthew G. T. Martin
Corporate Secretary

PROXY STATEMENT TABLE OF CONTENTS

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE VIRTUAL SHAREHOLDER MEETING TO BE HELD ON APRIL 26, 2022.**

*The notice of meeting, proxy statement and annual report to security holders are available at:
www.proxyvote.com.*

In connection with the solicitation of proxy appointments for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation, you should not rely on it as having been authorized by us.



Physical Address:
4300 Six Forks Road
Raleigh, North Carolina 27609

Principal Office Mailing Address:
Post Office Box 27131
Raleigh, North Carolina 27611-7131

PROXY STATEMENT

VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

This proxy statement is dated March 4, 2022, and is being furnished to our shareholders by the Board of Directors of First Citizens BancShares, Inc., in connection with our solicitation of proxy appointments in the form of the enclosed proxy card for use at the 2022 Annual Meeting of our shareholders and at any adjournments of the meeting.

SUMMARY

This summary highlights information about our company and information contained elsewhere in this proxy statement, but it does not contain all the information that you should consider. You should carefully read this entire proxy statement and the detailed financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2021, which accompanies this proxy statement, before you vote.

2022 Annual Meeting of Shareholders

Time and Date	Virtual Location	Record Date
Tuesday, April 26, 2022 9:00 a.m. EDT	www.virtualshareholdermeeting.com/FCNCA2022	February 28, 2022

Voting Securities

Our voting securities are the outstanding shares of our Class A Common Stock ("Class A Common") and Class B Common Stock ("Class B Common"). On the Record Date for the meeting, there were 14,973,229 and 1,005,185 outstanding shares of Class A Common and Class B Common, respectively. You may cast one vote for each share of Class A Common, and 16 votes for each share of Class B Common, that you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting. Votes may not be cumulated in the election of directors.

Proposals and Voting Recommendations

At the Annual Meeting, our shareholders will vote on the following proposals:

Proposal Number	Description	Votes Required for Approval	Board Recommendation	Page
1	Election of 14 directors	Plurality of votes cast in election	✓ VOTE "FOR" EACH NOMINEE	9
2	"Say on pay" vote on executive compensation	Majority of votes entitled to be cast with respect to shares represented at the meeting	✓ VOTE "FOR"	66
3	Ratification of appointment of independent accountants	Majority of votes entitled to be cast with respect to shares represented at the meeting	✓ VOTE "FOR"	68

Shareholders also will vote on such other matters as may properly come before the meeting. Our Board of Directors currently knows of no matters that may be voted on at the Annual Meeting other than the matters listed above.

Proxy Voting Methods

Shareholders may vote in the following ways. More detailed instructions for voting are contained in this proxy statement under the heading "*Frequently Asked Questions About the Virtual Annual Meeting.*"



INTERNET

Visit *www.proxyvote.com* and follow the instructions on your proxy card.



TELEPHONE

Call 1-800-690-6903 and follow the instructions on your proxy card.



MAIL

Sign, date mail your proxy card in the enclosed envelope.



DURING THE MEETING

Vote online during the meeting by following the instructions on page 70.

Even if you plan to participate remotely in the virtual Annual Meeting, to ensure that your shares will be represented at the meeting we encourage record holders of shares to vote their shares in advance online, by phone or by mail, and beneficial holders of shares held in "street name" to give their voting instructions in advance to their banks, brokers or other nominees.

2022 Director Nominees

The 14 nominees for election as directors at the Annual Meeting are listed below. Further information regarding the nominees is contained in this proxy statement under the heading "*Proposal 1. Election of Directors.*"

| Name and Age | Principal Occupation | Independent Director? | Committee Memberships | | | | | Board Tenure | 2021 Board and Committee Meeting Attendance |
			Audit	CNG	Risk	Trust	Executive		
Ellen R. Alemany 66	Our and FCB's Vice Chairwoman	—	—	—	—	—	—	(1)	(1)
John M. Alexander, Jr. 72	Manager, McKnitt and Associates, LLC	✓	✓	—	—	—	—	32 years	100%
Victor E. Bell, III 65	Chairman and President, Marjan, Ltd.	✓	—	✓	✓	—	—	20 years	100%
Peter M. Bristow 56	Our and FCB's President	—	—	—	—	—	—	8 years	100%
Hope H. Bryant 59	Our and FCB's Vice Chairwoman	—	—	—	—	✓	✓	16 years	100%
Michael A. Carpenter 74	Retired; former Chief Executive Officer, Ally Financial, Inc.	✓	✓	—	—	—	—	(1)	(1)
H. Lee Durham, Jr. 73	Retired Certified Public Accountant; former partner, Pricewaterhouse-Coopers LLP	✓	✓ Chairman and Audit Committee Financial Expert	✓	—	—	✓	19 years	100%
Daniel L. Heavner 74	Managing Partner, Heavner Furniture Market	✓	✓	—	—	✓ Chairman	—	15 years	100%
Frank B. Holding, Jr. 60	Our and FCB's Chairman and Chief Executive Officer	—	—	—	—	—	✓ Chairman	29 years	93%
Robert R. Hoppe 70	Retired Certified Public Accountant; former partner, Pricewaterhouse-Coopers LLP	✓	—	—	✓ Chairman and Risk Management Expert	—	✓	8 years	100%

Name and Age	Principal Occupation	Independent Director?	Committee Memberships					Board Tenure	2021 Board and Committee Meeting Attendance
			Audit	CNG	Risk	Trust	Executive		
Floyd L. Keels 74	Retired; former President and Chief Executive Officer, Santee Electric Cooperative, Inc.	✓	✓	—	—	✓	—	8 years	100%
Robert E. Mason IV 63	Chairman and Chief Executive Officer, Robert E. Mason and Associates, Inc.	✓	—	✓	✓	—	—	15 years	100%
Robert T. Newcomb 61	Former Owner and President and current employee, Newcomb and Company	✓	—	✓ Chairman and Lead Independent Director	—	—	✓	20 years	100%
Vice Admiral John R. Ryan, USN (Ret.) 76	Retired; former President and Chief Executive Officer, Center for Creative Leadership	✓	—	—	✓	—	—	(1)	(1)

(1) Mrs. Alemany, Mr. Carpenter and Mr. Ryan previously served as directors of CIT Group Inc. and were first appointed to serve as our and FCB's directors, and members of the committees indicated above, effective January 3, 2022, upon consummation of our merger with CIT Group Inc.

Board Profile

New Nominees in the Last 2 Years	Median Tenure	Median Age	Diverse by Race or Gender	Independent
21%	15 Years	68	21%	71%

Board Diversity

The table below contains information regarding the diversity of our current Board of Directors.

BOARD DIVERSITY MATRIX
(as of March 4, 2022)

Total number of directors	14			

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Number of directors based on gender identity	2	12	—	—
Part II: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	10	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+		—		
Did not disclose demographic background		2		

Human Capital

Our associates are among our most important assets, and a top priority of our management is ensuring that we attract, retain and develop associates who are aligned with our goals. We aim to foster inclusion of, and provide opportunities for advancement to, all our associates. As of December 31, 2021, women and ethnically diverse associates made up approximately 67% and 28%, respectively, of our total of 6,846 full- and part-time associates. By continuing to commit to inclusion and diversity, we are focused on enhancing associate and customer experiences and relationships and driving innovation of our products and services. The following table reflects the gender diversity of our executive leadership.

	Female	Male
Executive Leadership Team (includes 7 of 10 executive officers)	3	4
All executive officers (total of 10)	4	6

A copy of our most recently filed Employer Information Report (EEO-1) is posted on FCB's website and may be found at *www.firstcitizens.com/about-us/inclusion-equity-diversity.*

Risk Management

Our Boards of Directors' role in risk oversight is an integral part of our overall Risk Management Framework. The Boards administer that risk oversight function primarily through committees as described below.



Boards of Directors
Audit Committee
Independent accountants
Accounting and financial reporting
Internal controls
Financial management and disclosure
Internal audit
Review and approval of related person transactions
Financial Officers, Associates, and Contingent Workers Codes of Ethics
Hedging and pledging policy
Compensation, Nominations and Governance Committee
Executive compensation and incentives
Board and CEO succession planning
Governance structure
Review and recommendation of changes to Corporate Governance Guidelines
Risk review of incentive compensation arrangements
Directors Code of Ethics
CEO evaluation and Board and committee self-evaluations
Recommendations of nominees, committee members and Lead Independent Director
Risk Committee
Risk Management Framework and Risk Appetite Framework
Market risk
Credit risk
Asset, liquidity and funding risk
Capital adequacy
Operational risk
Reputational risk
Compliance risk
Legal risk
Strategic risk

4

2021 Business Highlights

For the year ended December 31, 2021, our net income was $547.5 million, or $53.88 per common share, compared to $491.7 million, or $47.50 per common share in 2020. The $55.7 million, or 11.3%, increase in net income was primarily due to our strong credit position as demonstrated by a decrease of $95.2 million in provision for credit losses resulting from a $45.8 million reserve release in 2021 driven by improved macroeconomic factors and a decline in net charge-offs. Additionally, noninterest income grew $31.3 million driven primarily by improvements in revenue related to wealth management, card and merchant services, partially offset by lower realized gains on available for sale securities and a decline in mortgage income. Our return on average assets was 1.00% during 2021, down from 1.07% during 2020. Our return on average equity was 12.84% and 12.96% for 2021 and 2020, respectively.

- *Net Interest Income* – Net interest income for the year ended December 31, 2021 was $1.39 billion, an increase of $2.2 million, or 0.2%, compared to the same period of 2020. While total net interest income in both periods was materially unchanged, there were components that varied period over period. The items positively impacting net interest income included increased loan, investment, and overnight balances, as well as lower deposit rates and an increase in SBA-PPP income. These increases were largely offset by a decline in the yield on interest-earning assets.

- *Transformational Merger* – We successfully completed the acquisition of CIT Group Inc. on January 3, 2022. This transformational merger brought together complementary strengths of both organizations, combining FCB's robust retail franchise and full suite of banking products with CIT's strong market position in nationwide commercial lending and direct digital banking.

- *Continued Organic Loan Growth* – Loans totaled $32.37 billion at December 31, 2021, a decrease of $420.5 million or 1.3% since December 31, 2020, driven by a decrease of $1.91 billion in SBA-PPP loans. When excluding SBA-PPP loans, total loans increased $1.49 billion, or by 4.9% since December 31, 2020, due largely to strong organic loan growth in our owner occupied commercial mortgage and commercial and industrial portfolios.

- *Wealth Business Continues to be a Bright Spot* – Noninterest income was $508.0 million for 2021, an increase of $31.3 million or 6.6% compared to the same period in 2020. The primary driver of the increase was a $26.0 million increase in wealth management due to growth in assets under management resulting in higher advisory and transaction fees.

- *Core Deposit Growth* – Core deposit growth remained strong in 2021, as total deposit balances increased $7.97 billion, or by 18.4%, to $51.41 billion as of December 31, 2021. The growth was driven primarily by a $3.39 billion increase in demand deposits, a $2.10 billion increase in checking with interest and a $1.96 billion increase in money market accounts.

- *Asset Quality Remained Solid* – Net charge-offs totaled 0.03% of average loans during 2021, down from 0.07% during 2020. The allowance for credit losses as a percentage of total loans was 0.55% at December 31, 2021, a decrease of 13 basis points from 0.68% at December 31, 2020. Nonperforming assets as a percentage of total loans was historically low at 0.49% as of December 31, 2021, decreasing from 0.74% as of December 31, 2020.

- *Well Capitalized* – We remained well capitalized under Basel III capital requirements with a total risk-based capital ratio of 14.35%, a Tier 1 risk-based capital ratio of 12.47%, a common equity Tier 1 ratio of 11.50% and a Tier 1 leverage ratio of 7.59% at December 31, 2021.

2021 Executive Compensation Actions and Decisions

Compensation, Nominations and Governance ("CNG") Committee Objectives	2021 CNG Committee Compensation Actions and Decisions in Support of Objectives
• Rewarding sustained long-term performance and long-term service and loyalty.	• **LTIP Award Payments and Grants.** Approved the grant of new cash-based performance awards under FCB's Long-Term Incentive Plan (the "LTIP") for a three-year performance period (2021-2023) based on the same performance criteria as in prior years (growth in the tangible book value per share of our common stock plus cumulative dividends paid per share on the stock).
• Balancing business risk with sound financial policy and shareholders' interests, and aligning the interests of our executive officers with the long-term interests of our shareholders by encouraging growth in the value of our company and our shareholders' investments.	• **Continued Focus on Performance-Based Compensation Relative to Total Compensation.** Recommended relatively modest increases for 2021 in the base salaries of our named executive officers, and increased the individual target opportunity levels with respect to new performance-based LTIP awards granted for the 2021-2023 performance period. • **LTIP Performance Goals.** Continued to base LTIP performance awards primarily on the growth in tangible book value, which the CNG Committee believes is a key driver of long-term value.
• Enabling us to attract, motivate and retain qualified executive officers.	• **Merger Success Bonuses.** The CNG Committee recommended and the Boards approved special merger-related cash bonuses for certain of our executive officers and associates for 2021 to recognize the performance and contributions of and additional demands on our management team during late 2020 and through 2021 in connection with our merger with CIT. As a result of their efforts and achievements, our transformational merger with CIT was successfully completed January 3, 2022, and has more than doubled our assets to more than $100 billion. • **Non-Qualified Deferred Compensation Plan.** The CNG Committee recommended and the Boards approved a non-qualified deferred compensation plan that permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of a portion of their base salaries and certain eligible bonuses, including LTIP award payments.
• Providing compensation to our executive officers that is competitive with comparable financial services companies.	• **Future Pay Competitiveness.** With the CNG Committee's independent compensation consultant, assessed the future competitiveness of our executives' compensation against larger regional financial institutions following our merger with CIT.

2021 Corporate Governance Highlights

Board Structure	• **Annual Election of all Directors.** Directors are elected each year for one-year terms. • **Retirement Policy.** Each director is subject to mandatory retirement effective on December 31 of the year in which he or she reaches 75 years of age subject to waivers that the Board considers appropriate. • **Board and Committee Evaluation.** The CNG Committee conducts annual Board and committee performance self-assessments encompassing duties and responsibilities, Board and committee structure, culture, process and execution.
Director Independence	• **Independent Director Nominees.** Ten of 14 director nominees are independent. • **Annual Election of Lead Independent Director.** Independent directors each year elect a Lead Independent Director who has broad authority and responsibility over Board governance and operation. • **Key Committees Independent.** Independent directors comprise 100% of each of the Audit, CNG and Risk committees. • **Regular Executive Sessions.** Independent directors meet in executive session on a regular basis without members of management present. • **Ability to Hire Outside Experts and Consultants.** Independent directors and committees have the ability to hire outside experts and consultants and conduct independent investigations. • **Interaction with Senior Executives and Associates.** Directors have significant interaction with senior executives and access to other associates.
Other Governance Practices	• **Clawback Policy.** The clawback policy included in our Incentive Compensation Policy permits us to recoup certain incentive compensation payments in the event that a significant accounting restatement occurs due to material non-compliance with any financial reporting requirement under Federal securities laws, a performance metric or calculation used in determining performance-based compensation was materially inaccurate, or a significant violation of our Code of Ethics, as determined by the CNG Committee, results in a financial or reputational impact on FCB. • **CEO Evaluations.** The CNG Committee conducts periodic evaluations of our CEO's performance. • **Human Capital Management.** The Risk Committee oversees human capital management risks, including strategies and initiatives on diversity, equity and inclusion, associate well-being and engagement, through the Operational Risk Committee and Compliance Risk Committee in coordination with the Human Resources Department. • **Stock Ownership Requirement.** Each director is required to own at least 100 shares of our common stock. • **No Hedging of our Common Stock.** Our hedging policy prohibits our directors and executive officers from hedging any shares of our common stock. • **No Pledging of our Common Stock.** Our pledging policy generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns or controls, subject to "grandfathered" pledges and exceptions approved by the Audit Committee for pledge arrangements that are not reasonably likely to pose a material risk to our company or the market for our common stock.

Proxy Statement Definitions

In this proxy statement, except where the context indicates otherwise:

- "you," "your" and similar terms refer to the shareholder receiving it;

- "we," "us," "our" and similar terms refer to First Citizens BancShares, Inc. and, as the context may require, collectively to us and First-Citizens Bank & Trust Company, our bank subsidiary;

- "FCB" refers to First-Citizens Bank & Trust Company;

- "FCB-SC" refers to the former First Citizens Bank and Trust Company, Inc., Columbia, South Carolina, which, along with its parent holding company, First Citizens Bancorporation, Inc., we acquired in a merger transaction during 2014;

- "CIT" refers to CIT Group Inc. and, as the context may require, collectively to CIT and CIT Bank, N.A., its former bank subsidiary, which we acquired in a merger effective on January 3, 2022; and

- "SEC" refers to the Securities and Exchange Commission.

PROPOSAL 1: ELECTION OF DIRECTORS

> *Our Board of Directors recommends that you vote "FOR" each of the nominees named below.*

General

Our Bylaws provide that:

- our Board of Directors will consist of not less than five nor more than 30 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and

- our directors are elected each year at the Annual Meeting for terms of one year or until their deaths, resignations, retirements, removals or disqualifications, or until their successors have been duly elected and qualified.

Our company and FCB each has a board of directors. Historically, the membership of FCB's Board has been the same as the membership of our Board, and we expect that to continue. Accordingly, we expect to appoint the nominees elected to our Board at the Annual Meeting to also serve as members of the Board of FCB for the year following the meeting.

During 2021, our Board of Directors consisted of 11 directors. The number of directors was increased to 14 effective January 3, 2022, upon consummation of our merger with CIT. At that time, and pursuant to the terms of our merger agreement with CIT, three former directors of CIT were appointed to serve as members of our and FCB's Boards. Following the recommendation of our Compensation, Nominations and Governance Committee, our Board will continue to consist of 14 directors during 2022, and our Board has nominated our 14 current directors named below (including the three former CIT directors) for re-election at the Annual Meeting. If before the Annual Meeting any nominee becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal or removal, and if a substitute nominee is not named by our Board, the number of directors to be elected at the Annual Meeting will be reduced accordingly.

Nominees

In recommending that our Board of Directors nominate our current 14 directors for re-election, the Board's Compensation, Nominations and Governance Committee considered a number of factors, including each director's individual qualifications, attributes, and skills described in their listings below and the other factors described under the caption "*COMMITTEES OF OUR BOARD —* Compensation, Nominations and Governance Committee." Additionally, with respect to nominees who were members of our Board during 2021, the Committee considered each director's preparedness for, engagement in and contributions to meetings and deliberations of the Boards and committees on which they serve and, in the case of the three former CIT directors who were appointed as our directors upon consummation of our merger with CIT, the Committee took into account our obligations under our merger agreement with CIT. Set forth below is a listing of and information about each of the 14 nominees.



Ellen R. Alemany
Our and FCB's Vice Chairwoman

Age: 66

Director Since: January 2022

Independent Director: No

Current Board Committee Service:
- None

Other Current Public Company Directorships
- Fidelity National Information Services, Inc.
- Dun & Bradstreet Holdings, Inc.

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - Vice Chairwoman (January 2022-present)
  - Employed by FCB since 2022

- **CIT Group Inc. and its subsidiary, CIT Bank, N.A.**
  - Chairwoman and Chief Executive Officer (2016-2022)
  - Director, CIT Group Inc. (2014-2022)

- **RBS Americas ("RBS")**
  - Head of management structure that oversees Royal Bank of Scotland's American business (2007-2013)

- **RBS Citizens Financial Group, Inc. (subsidiary of RBS)**
  - Chief Executive Officer and Chairwoman (2008-2013)

- **CitiGroup (1987-2007)**
  - Chief Executive Officer, Global Transaction Services (2006-2007)
  - Executive Vice President, Commercial Business Group (2003-2006)
  - President and Chief Executive Officer, CitiCapital (2001-2006)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience, including as a member of the Global Board of Advisors of Operation Hope.

- **Management and financial experience:** Over 41 years of management experience in banking and financial services, including chief executive experience with a large, multinational commercial bank, as well as global financial management and regulatory experience.

- **Corporate governance expertise:** Service on boards of directors and board committees of public companies and large nonprofits.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Center for Discovery and Partnership for New York City
- Member, Global Board of Advisors of Operation Hope
- Member, Advisory Board of the Mayor's Fund to Advance New York City
- Member, Board of Trustees for The Conference Board
- Former Director, Automatic Data Processing, Inc.



John M. Alexander, Jr.

Age: 72

Director Since: 1990

Independent Director: Yes

Current Board Committee Service:
- Audit Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Manager, McKnitt and Associates, LLC (commercial real estate)
- Former Chairman and Chief Executive Officer, Cardinal International Trucks, Inc. (truck dealer)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience includes service as a member of the North Carolina State Senate.
- **Management and financial experience:** More than 50 years in managing and operating a successful truck dealership.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Former member, North Carolina State Senate
- Member, Board of Trustees, YMCA of the Triangle



Victor E. Bell III

Age: 65

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Chairman and President, Marjan, Ltd. (real estate and other investments)

KEY EXPERIENCE AND QUALIFICATIONS

- **Management and financial experience:** More than 40 years managing, operating and growing a family-owned real estate and investment business.
- **Market expertise:** Familiarity with real estate, real estate-related investment, the medical community and area universities.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board of Visitors, Saint Mary's School
- Chairman and President, North Carolina Museum of History Foundation
- Chairman and President, Ravenscroft Foundation
- Vice Chairman, A. E. Finley Foundation
- Member, Board of Trustees, YMCA of the Triangle
- Chairman and President, White Memorial Presbyterian Church Foundation
- Past Member, Board of Visitors, UNC Lineberger Comprehensive Cancer Center



Peter M. Bristow
Our and FCB's President

Age: 56

Director Since: 2014

Independent Director: No

Current Board Committee Service:
- None

Other Current Public Company Directorships
- None

Family Relationship:
- Mr. Bristow is the brother-in-law of Mr. Holding and Mrs. Bryant

PRINCIPAL OCCUPATION
- **First Citizens BancShares and FCB**
  - President (2014-present)
  - Employed by FCB since 2014
- **First Citizens Bancorporation, Inc. and its subsidiary bank**
  - Executive Vice President and Chief Operating Officer (2001-2014)

KEY EXPERIENCE AND QUALIFICATIONS
- **Strong leader with extensive management and financial experience:** More than 30 years in the banking industry in various leadership positions.
- **Market Expertise:** Intimate knowledge of FCB's South Carolina and Georgia banking markets.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.
- **Significant family ownership in our company**.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, North Carolina Community Foundation
- Member, Board of Trustees, Saint Mary's School
- Director, North Carolina Museum of Art Foundation



Hope H. Bryant
Our and FCB's Vice Chairwoman

Age: 59

Director Since: 2006

Independent Director: No

Current Board Committee Service:
- Executive Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

Family Relationship:
- Mrs. Bryant is the sister of Mr. Holding and the sister-in-law of Mr. Bristow

PRINCIPAL OCCUPATION
- **First Citizens BancShares and FCB**
  - Vice Chairwoman (2011-present)
  - Executive Vice President (2002-2011)
  - Employed by FCB since 1986

KEY EXPERIENCE AND QUALIFICATIONS
- **Strong leader with extensive management and financial experience:** Over 31 years of experience with FCB, including managing expansion into new markets and as President of our former subsidiary, IronStone Bank.
- **Visible and active community leader:** Extensive community and industry leadership experience, including past service on the board of directors of the North Carolina Bankers Association.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations and non-public community financial institutions.
- **Other Financial Institution Experience:** Serves as a director of Southern BancShares (N.C.), Inc., and Fidelity BancShares (N.C.), Inc., and their respective bank subsidiaries.
- **Significant personal ownership in our company**.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Board of Advisors, YMCA of the Triangle
- Member, President's Council, 2022 U.S. Women's Open
- Member, Board of Trustees, Woodberry Forest School
- Past Member, Ravenscroft School Advisory Board
- Past Director, North Carolina Bankers Association



Michael A. Carpenter

Age: 74

Director Since: January 2022

Independent Director: Yes

Current Board Committee Service:
- Audit Committee

Other Current Public Company Directorships
- AutoWeb, Inc.
- SVF Investment Corp 3

PRINCIPAL OCCUPATION

- Retired banking executive
- **Ally Financial, Inc.**
  - Chief Executive Officer and Director (2009-2015)
- **CitiGroup (1998-2006)**
  - Chairman and Chief Executive Officer, Citigroup Alternative Investments (2002-2006)
  - Chairman and Chief Executive Officer, Citigroup's Global Corporate and Investment Bank (1998-2002)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience including as Chairman of the Board of Year Up South Florida, a not-for-profit offering students a pathway to success.
- **Management and financial experience:** Over 36 years of experience in executive management, finance, asset management and restructurings, as well as expertise in capital markets and capital management.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Chairman, Year Up South Florida
- Director, Rewards Network
- Director, Client 4 Life Group
- Director, Validity Capital
- Chairman, Law Finance Group
- Former Director, CIT Group Inc. and subsidiary CIT Bank, N.A.
- Former Board Member, US Stock Exchange
- Former Director, General Signal Corp
- Former Director, Loews Cineplex
- Former Director, New York City Investment Fund
- Former Director, US Retirement Partners



H. Lee Durham, Jr.
Audit Committee Financial Expert

Age: 73

Director Since: 2003

Independent Director: Yes

Current Board Committee Service:
- Audit Committee (Chairman)
- Compensation, Nominations and Governance Committee
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Retired Certified Public Accountant
- Former partner, PricewaterhouseCoopers LLP

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive financial and accounting experience:** 32 years in public accounting with a significant portion dedicated to bank and public company clients.
- **Corporate governance experience:** Has served as director, chairman of the audit committee, chairman of the nominations and corporate governance committee, member of the compensation committee and lead independent director of another public financial services company.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Past Director, Charlotte Regional Sports Commission
- Past Member, North Carolina Innovation Council



Daniel L. Heavner

Age: 74

Director Since: 2007

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Trust Committee of FCB's Board (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Managing Partner, Heavner Furniture Market (retail furniture sales)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and finance experience:** More than 46 years in managing, operating and growing various successful small business ventures, including retail furniture sales, apartment ownership and management, real estate development and construction, farming operations, government service contracts and real estate investments.

- **Development of public and low-cost housing:** Experience dealing with public agencies for the development of public and low-cost housing.



Frank B. Holding, Jr.
Our and FCB's Chairman and Chief Executive Officer

Age: 60

Director Since: 1993

Independent Director: No

Current Board Committee Service:
- Executive Committee (Chairman)

Other Current Public Company Directorships
- None

Family Relationship:
- Mr. Holding is the brother of Mrs. Bryant and the brother-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - Chairman (2009-present)
  - Chief Executive Officer (2008-present)
  - President (1994-2009)
  - Employed by FCB since 1983

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 38 years of experience with FCB. Has an intimate knowledge of our business and its culture, values, goals and strategic operations.

- **Visible and active community leader:** Service on boards of directors and board committees of not-for-profit entities and foundations

- **Corporate governance expertise:** Extensive public and business leadership experience including serving as a director and member of various committees of other public and non-public companies.

- **Significant personal ownership in our company**.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, Advisory Board, Duke Energy Corporation
- Chairman, Board of Trustees, Blue Cross and Blue Shield of North Carolina
- Director, Global Transpark Foundation
- Director, Mount Olive Pickle Company
- Past Trustee, Wake Forest University
- Past Director (former Chairman), North Carolina Chamber Foundation
- Past Director (former Chairman), North Carolina Chamber of Commerce
- Past Vice Chairman and Director, Institute for Defense and Business



Robert R. Hoppe
Risk Management Expert

Age: 70

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Executive Committee
- Risk Committee (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired Certified Public Accountant
- Former partner, PricewaterhouseCoopers LLP

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive financial and accounting experience:** 34 years in public accounting serving clients in the public, private, nonprofit and governmental sectors and industries, including manufacturing, healthcare, distribution, utilities and smaller financial service clients.
- **Corporate governance experience:** Prior service as director and vice chairman of the audit and risk committees for another financial institution. Active in civic and professional organizations throughout his career.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director (past Chairman), Salvation Army of Greater Charlotte



Floyd L. Keels

Age: 74

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired
- Former President and Chief Executive Officer, Santee Electric Cooperative, Inc. (electric power provider)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 40 years in the electric utilities industry including 16 years as President and Chief Executive Officer of Santee Electric Cooperative, Inc. headquartered in Kingstree, South Carolina.
- **Visible and active community leader:** Service on boards of directors of not-for-profit entities and foundations.
- **Corporate governance experience:** Prior service as director and member of the Community Reinvestment Committee for another financial institution.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- President of the Board, William Penn Harrison Scholarship Fund
- Director, Greater Lake City Alliance
- Board Member, Francis Marion University Development Foundation
- Past Director and Treasurer, Eastern Carolina Community Foundation



Robert E. Mason IV

Age: 63

Director Since: 2007

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Chairman and Chief Executive Officer, Robert E. Mason and Associates, Inc. (industrial automation and engineering services)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and business experience:** Over 35 years of experience in managing, operating and growing a successful industrial automation and engineering services business with a national and international business perspective.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board Member, Crosland Foundation
- Past Member, Board of Trustees, Episcopal High School, Alexandria, VA
- Former Member, Advisory Board of UNC Charlotte Lee College of Engineering



Robert T. Newcomb
Lead Independent Director

Age: 61

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee (Chairman)
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Former President and owner and current employee, Newcomb and Company (mechanical contractors)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and business experience:** Over 32 years of experience in managing, operating and growing a successful mechanical contracting company.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Raleigh Cemetery Association (Oakwood Cemetery)
- Member, Board of Trustees (former Annual Campaign Chair), YMCA of the Triangle



Vice Admiral John R. Ryan, USN (Ret.)

Age: 76

Director Since: January 2022

Independent Director: Yes

Current Board Committee Service:
- Risk Committee

Other Current Public Company Directorships
- Barnes & Noble Education, Inc.

PRINCIPAL OCCUPATION

- Retired
- **Center for Creative Leadership** (nonprofit educational institution)
  - President and Chief Executive Officer (2007-2022)
- **State University of New York**
  - Chancellor (2005-2007)
- **State University Maritime College**
  - President (2002-2005)
- **United States Navy (1967-2002)**
  - Superintendent, U.S. Naval Academy (1998-2002)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Formerly served as President and Chief Executive Officer for a nonprofit educational institution that focuses exclusively on leadership development of over 3,000 organizations worldwide.

- **Management and financial experience:** Experienced leadership and expertise in managing large, complex organizations, primarily in academia and the military. In addition, Mr. Ryan has extensive experience in strategic planning, logistics, talent development and succession planning.

- **Corporate governance expertise:** Extensive corporate governance experience, having served as a lead director, member of the compensation committee and audit committee and chair of the corporate governance and nominating committee for various public companies.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Former Director, Cablevision Systems Corporation, a then public company
- Former Director, CIT Group Inc. and its subsidiary, CIT Bank, N.A.

Our Board of Directors unanimously recommends that you vote "FOR" each of the 14 nominees named above.
The 14 nominees who receive the highest numbers of votes will be elected.

CORPORATE GOVERNANCE

Our Board of Directors has adopted Corporate Governance Guidelines that, together with our Bylaws, establish various processes related to the structure and leadership of our Board and the governance of our organization.

Director Independence

Determination of Independent Directors. Our Corporate Governance Guidelines require that a majority of the members of our Board be "independent" and that each year our Board review transactions, relationships and other arrangements involving our directors and determine which of the directors the Board considers to be independent. In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market ("Nasdaq"). The Board has directed our Compensation, Nominations and Governance Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's annual determination. In addition, between those annual determinations, the Committee is directed to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director. The following table lists our current directors and persons who served as directors during 2021 whom our Board believes were during their terms of office, and will be if re-elected, "independent" directors under Nasdaq's criteria.

John M. Alexander, Jr.	Robert R. Hoppe
Victor E. Bell III	Floyd L. Keels
Michael A. Carpenter	Robert E. Mason IV
H. Lee Durham, Jr.	Robert T. Newcomb
Daniel L. Heavner	Vice Admiral John R. Ryan, USN (Ret.)

In addition to the specific Nasdaq criteria, in assessing each director's or nominee's independence, the Compensation, Nominations and Governance Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as "related person transactions," as well as any other transactions, relationships, arrangements or other factors known to the Committee or the Board, could impair that director's ability to exercise independent judgment in carrying out his or her duties as a director. In its determination that our current directors named above are independent, the Committee and the Board considered those transactions and relationships described or referenced below under the heading "*TRANSACTIONS WITH RELATED PERSONS*," as well as: (1) FCB's lending relationships with directors who are loan customers and whose loans are subject to laws and regulations pertaining to loans to directors of banks (including the requirement that those loans be approved by a majority of the full Board); (2) Mr. Heavner's and his family's interest in a real estate partnership in which a company owned by the family of our Chief Executive Officer, Frank B. Holding, Jr., and Vice Chairwoman, Hope H. Bryant, previously held an interest (which relationship was terminated during 2021); (3) services in connection with the construction or renovation of facilities owned, leased or managed by FCB that are provided from time to time on a competitive bid basis, as a mechanical contractor through unrelated general contractors, by a company previously owned by Mr. Newcomb, which he sold during 2016 but has remained with as an employee to provide consultation and assist the new owner in the transition to new management and ownership; and, (4) payments we made during 2021 for certain of our officers to participate in a leadership development program provided by Center for Creative Leadership, a North Carolina nonprofit educational institution of which, at the time, Mr. Ryan served as President and Chief Executive Officer.

Executive Sessions of Independent Directors. Our independent directors meet separately in executive session, without management or non-independent directors, in conjunction with each regular quarterly meeting of our Board. At their discretion, they may hold additional separate meetings, and such a meeting will be held at the request of any independent director. During 2021, the independent directors met in executive session in connection with Board meetings, or in separate meetings, a total of four times. All independent directors attended 100% of the meetings held.

Lead Independent Director. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then each year our independent directors will designate a separate "Lead Independent Director." Robert T. Newcomb, who currently serves as Chairman of our Compensation, Nominations and Governance committee, has been designated and currently serves as our Lead Independent Director.

Under the Guidelines, the duties of our Lead Independent Director include:

- convening and presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management;

- consulting with the Chairman regarding decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors;

- consulting with the Chairman regarding the schedule, agenda, and information for Board meetings;

- consulting with the Chairman with respect to consultants who may report directly to the Board;

- consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Board by management;

- being available, as appropriate, for communications with our shareholders; and

- performing such other duties and exercising such other authority as is described elsewhere in the Guidelines and as the Board may from time to time determine.

A special meeting of the Board or any committee of the Board, or of the independent directors, will be called at the Lead Independent Director's request. Also, while our Chairman sets the agenda for each Board meeting and any director may propose agenda items, a matter will be placed on the agenda for any Board or committee meeting at the Lead Independent Director's request.

Board Leadership Structure

Our Board performs its oversight role through various committees whose members are appointed by the Board after consideration of the recommendations of our independent Compensation, Nominations and Governance Committee. Those committees may be established as separate committees of our or FCB's Board or as joint committees of the Boards. Each Board annually elects a Chairman whose duties are described in our and FCB's Bylaws and, currently, our Chief Executive Officer, Frank B. Holding, Jr., serves as Chairman of both Boards. Mr. Holding has served as our Chairman since 2009. Although our Bylaws contemplate that our Chairman will be considered an officer, under our Corporate Governance Guidelines the Board will exercise its judgment and discretion in the selection of its Chairman and may select any of its members as Chairman. The Board has no formal policy as to whether our Chief Executive Officer will or may serve as Chairman or whether any other director, including an independent director, may be elected to serve as Chairman.

In practice our Board has found that having a combined Chairman and Chief Executive Officer role allows for more productive board meetings. As Chairman, Mr. Holding is responsible for leading board meetings and meetings of shareholders, generally setting the agendas for board meetings (subject to the requests from our Lead Independent Director and other directors) and providing information to the other directors in advance of meetings and between meetings. Mr. Holding's direct involvement in our operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of our short- and long-term objectives. As a result, our Board currently believes that maintaining a structure that combines the roles of Chairman and Chief Executive Officer is the appropriate leadership structure for our company.

Because our Chief Executive Officer currently serves as Chairman and members of our management beneficially own large percentages of our voting stock, our Board recognizes the potential for management's influence over the Boards and the Boards' processes to diminish the effectiveness of our independent directors and the independent directors' ability to influence our policies and the Boards' decisions. As a result, and as required by our Corporate Governance Guidelines, our independent directors have designated a separate Lead Independent Director who has the duties and authority described above under the caption "Lead Independent Director," including the calling of meetings of the Boards and their committees and placement of matters on the agendas for Board and committee meetings.

Our independent directors meet regularly in executive session, giving them opportunities to discuss any concerns without management being present, and, as described below under the heading "*COMMITTEES OF OUR BOARDS*," all matters pertaining to executive compensation, the selection of nominees for election as directors, the appointment of members of Board committees, the approval of transactions with related persons, and various other governance matters, are subject to the review and approval or recommendation of Board committees made up entirely of independent directors. Our Corporate Governance Guidelines also provide that:

- all independent directors have full access to any member of management and to our and FCB's independent accountants and internal auditors for the purpose of discussing and understanding issues relating to our business;

- upon request, our management will arrange for our outside advisors to be made available for discussions with the Board, any Board committee, our independent directors as a group, or individual directors; and

- the Boards, each Board committee, and our independent directors as a group, in each case by a majority vote, have the authority to retain independent advisors from time to time, at our expense, who are separate from and unrelated to our regular advisors.

Our Board believes the provisions described above enhance the effectiveness of our independent directors and provide for a leadership structure that is appropriate for our company, without regard to whether our Chairman is an independent director.

Director Retirement Policy

Under a resolution adopted by the Board, each director is subject to mandatory retirement effective on December 31 of the year during which he or she reaches 75 years of age. That requirement may be waived by the Board as it considers appropriate. Michael A. Carpenter, age 74, and Vice Admiral John R. Ryan, USN (Ret.), age 76, former directors of CIT who were appointed by the Board as directors effective January 3, 2022, have been nominated for re-election at the Annual Meeting. In connection with their appointments, the Board waived the retirement policy with respect to each of them until the 2023 Annual Meeting and until their respective successors are duly elected and qualified, or until their earlier deaths, resignations, or removal from office.

Service on Other Public Company Boards

Our Corporate Governance Guidelines do not restrict directors' abilities to serve on the boards of other companies. However, the Guidelines state our expectation that our directors' service as directors of other companies may not interfere with their ability to devote the time and attention required to fulfill their duties and responsibilities to us and our shareholders. As indicated in the table below, during the past five years certain of our directors have served, and continue to serve, on the boards of other public companies.

Director	Service as Director of Another Public Company
Ellen R. Alemany (1)	Fidelity National Information Services, Inc. (since 2014)
	Dun & Bradstreet Holdings, Inc. (since 2021)
Michael A. Carpenter (1)	AutoWeb, Inc. (since 2012)
	SVF Investment Corp 3 (since 2021)
Vice Admiral John R. Ryan, USN (Ret.) (1)	Barnes & Noble Education, Inc. (since 2015)

(1) Mrs. Alemany, Mr. Carpenter and Mr. Ryan also served as directors of CIT Group Inc. until consummation of our merger with CIT effective January 3, 2022.

Boards' Role in Risk Management

Risk is inherent in any business. We are subject to extensive regulation specific to the banking industry that requires us to assess and manage the risks we face, and during their periodic examinations our banking regulators assess our and the Boards' performance in that regard. As more fully described in our Annual Report on Form 10-K for the year ended December 31, 2021, which accompanies this proxy statement, our merger with CIT, which has more than doubled our assets and significantly increased the breadth and complexity of our business, has increased regulatory scrutiny of our risk management process. Our Boards strive to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. As is the case with other management functions, and with accountability and support from all company associates, our senior management has primary responsibility for day-to-day management of the risks we face. However, the Boards' role in risk oversight is an integral part of our overall Risk Management Framework. The Boards administer their risk oversight function primarily through committees which may be established as separate or joint committees of our and/or FCB's Boards, including a joint Risk Committee.

The Boards' Risk Committee has adopted and approved our Risk Management Framework and Risk Appetite Framework, and its work enhances the Boards' ability to fulfill their risk oversight responsibility. The Risk Committee structure is designed to allow for information flow and escalation of risk-related issues. The Risk Committee monitors our Risk Management Framework and Risk Appetite Framework and provides a report on risk management to the Boards on at least a quarterly basis, and our Chief Risk Officer provides a report to our Executive Committee at each of its meetings. Our Chief Risk Officer, Chief Credit Officer, Chief Compliance Officer, Treasurer, Enterprise and Operational Risk Executive, and officers within our Legal Department and other departments within our and FCB's operations make quarterly reports directly to the Risk Committee. In addition, the Risk Committee may coordinate with the Audit Committee for the review of financial statement and related risks, information security, and other areas of joint responsibility, and with the Compensation, Nominations and Governance Committee for review of compensation and corporate governance-related risks. Information regarding the function and responsibilities of these three committees is contained below under the heading "*COMMITTEES OF OUR BOARDS*."

We believe our regulatory environment and our committee structure result in our Boards being more active in risk management oversight than the boards of corporations that are not regulated, or that are not regulated as extensively, as financial institutions. The involvement of our committees in the Boards' oversight function enhances our Boards' effectiveness and leadership structure by providing opportunities for outside directors to become more familiar with our and FCB's critical operations and more engaged in the Boards' activities with respect to risk management.

Attendance by Directors at Meetings

Board of Directors Meetings. Our Board of Directors met five times during 2021. Our Corporate Governance Guidelines provide that directors are expected to regularly attend meetings of the Boards and of the committees on which they serve (subject to circumstances that make their absence unavoidable), to review materials provided to them in advance of meetings, and to participate actively in discussions at meetings and in the work of the committees on which they serve. During 2021, 10 of our then-current 11 directors attended 100%, while one director attended 93%, of the aggregate number of meetings held by our Board and any committees of the Boards on which they served.

Annual Meetings. Attendance by our directors at Annual Meetings of our shareholders gives directors an opportunity to hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time. In order to facilitate directors' attendance, we schedule our Annual Meetings on the same dates as regular meetings of the Board of Directors. Our Board recognizes that our outside directors have their own business interests and are not our associates, and that it is not always possible for them to attend Annual Meetings. However, our Board believes that attendance by directors at our Annual Meetings is beneficial to us and to our shareholders, and our Corporate Governance Guidelines provide that our directors are strongly encouraged to attend each Annual Meeting. Each of our 11 then-current directors participated in our last Annual Meeting which, due to the COVID-19 pandemic, was held virtually during April 2021.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate their concerns and other matters related to our business, and the Board has established a process by which you may send written communications to the Board or to one or more individual directors. You may address and mail your communication to:

> Board of Directors
> First Citizens BancShares, Inc.
> Attention: Corporate Secretary
> Post Office Box 27131 (Mail Code FCC22)
> Raleigh, North Carolina 27611-7131

You also may send communications by email to *fcbdirectors@firstcitizens.com*. You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to our or FCB's business, forwarded to the intended recipients.

Code of Ethics

Our Board of Directors has adopted three codes of ethics that apply separately to our and FCB's financial officers, directors, and all associates (including our financial officers), respectively. Copies of the three Codes are posted on FCB's website and may be found at *www.firstcitizens.com/investor-relations/corporate-governance*. We have a separate Contingent Workers Code of Ethics that applies to all non-full time associates and contractors engaged on a temporary basis. Both the Financial Officers Code of Ethics and Associates Code of Ethics cover our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions. Among other things, all four Codes are intended to promote:

- honest and ethical conduct;
- the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications we make;
- compliance with applicable governmental laws, rules and regulations;

- prompt internal reporting of violations of the Codes and accounting issues to the Boards' Audit Committee and, in the case of violations of the Directors Code of Ethics, also to the Compensation, Nominations and Governance Committee; and

- accountability for adherence to the Codes.

We have established means by which officers, associates, customers, suppliers, shareholders or others may submit confidential and anonymous reports regarding ethical or other concerns about our company, FCB, or any of our respective associates. Reports may be submitted online through FCB's website at *www.firstcitizens.com/privacy-security/report-ethical-concerns*. Anyone wishing to submit a report also may do so online through a third party provider at *secure.ethicspoint.com/domain/media/en/gui/14505/index.html,* or by telephone by calling 800-UREPORT (or 800-873-7678)*.* We intend to satisfy the disclosure requirement under Item 5.05 of Current Report on Form 8-K regarding an amendment to or waiver from a provision of our Financial Officers Code of Ethics by posting that information on our Internet website at *www.firstcitizens.com/investor-relations/corporate-governance.*

Human Capital Management

Our associates are among our most important assets, and a top priority of our management is ensuring that we attract, retain and develop associates who are aligned with our goals. An initiative during 2021 was used to scale talent to address future needs, while we continue to promote inclusion, equity and diversity initiatives, and enhance performance management and coaching, with a goal of developing a workplace for the future. In promoting inclusion, equity and diversity, we aim to foster inclusion of, and provide opportunities for advancement to, all our associates, and we start by embracing diversity. We consider diversity to be broader than gender or race and to include demographics such as religion, national origin, age, disability, military service, sexual orientation and gender identity, as well as diversity of thought, perspective, experience and interests. As of December 31, 2021, FCB had approximately 6,578 full-time and 268 part-time associates, and women and ethnically diverse associates made up approximately 67% and 28%, respectively, of our total of 6,846 associates. Currently, three members of our seven-member Executive Leadership Team, and four of our total of ten executive officers, are women. By continuing to commit to inclusion and diversity, we are focused on enhancing associate and customer experiences and relationships and driving innovation of our products and services. A copy of our most recently filed Employer Information Report (EEO-1) is posted on FCB's website and may be found at *www.firstcitizens.com/about-us/inclusion-equity-diversity.*

The Risk Management Framework approved by our Boards' joint Risk Committee includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Committee. The Operational Risk Committee and the Compliance Risk Committee, through the Human Resources Department, monitor various human capital metrics, including various associate turnover, attrition, hiring, succession, associate demographics and other metrics, and report results and trends to the Risk Committee's Enterprise Risk Oversight Committee, which includes identified risk issues in its quarterly reports to the Risk Committee.

COMMITTEES OF OUR BOARDS

General

Our and FCB's Boards of Directors have three standing joint committees that assist the Boards in oversight and governance matters. They are the Audit Committee, the Risk Committee, and the Compensation, Nominations and Governance Committee. Each committee operates under a written charter approved by the Boards that sets out the committee's composition, authority, duties and responsibilities. We believe that each member of the three committees is an "independent director" as that term is defined by Nasdaq's listing standards. A copy of the current charter of each committee is posted on FCB's website and may be found at *www.firstcitizens.com/investor-relations/corporate-governance.*

The Boards also have an Executive Committee which includes the Chairman of our Audit Committee, the Chairman of our Risk Committee, and the Chairman of our Compensation, Nominations and Governance Committee (who serves as the Board's Lead Independent Director), in addition to our Chairman, Frank B. Holding, Jr., and Vice Chairwoman, Hope H. Bryant. A majority of the members are independent directors. Under North Carolina banking law, FCB's Board of Directors is required to have an executive committee that meets as often as required by the Board, but at least once during each month in which the full Board does not meet. The Executive Committee is a joint committee of our and FCB's Boards of Directors and meets each month in which there is no regularly scheduled meeting of the Boards and at other times as needs arise. Under our and FCB's Bylaws, the Executive Committee is authorized to exercise all of the powers of the Boards in the management of our affairs when the Boards are not in session, subject to certain statutory limitations and the ability of the full Boards to limit the Executive Committee's authority. The Executive Committee met nine times during 2021.

In accordance with guidance from banking regulators that applies to banks with trust departments, FCB's Board of Directors has a separate Trust Committee, the current members of which are Hope H. Bryant, Daniel L. Heavner and Floyd L. Keels. In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by FCB's Board, the Trust Committee assists the Board in its oversight of FCB's trust department's administration and exercise of fiduciary and related responsibilities and its conduct of other trust activities. The Committee met four times during 2021.

Members of the Audit Committee and the Compensation, Nominations and Governance Committee must satisfy requirements of Nasdaq's listing standards and other laws and regulations (including banking and securities laws and regulations) applicable to service on those committees, as well as any membership requirements specified in the committees' written charters.

The Audit Committee, Risk Committee, Compensation, Nominations and Governance Committee and Trust Committee each is required to meet at least quarterly, and each may meet more frequently as it and/or its Chairman considers necessary. Each committee also will meet when requested by the Chairman of the Boards or by our Lead Independent Director. In addition to their duties and responsibilities set forth in their respective charters, each committee is authorized to undertake such other duties and responsibilities within the scope of its primary functions as the committee or the Boards may from time to time deem necessary or appropriate. In discharging its duties, each committee may:

- at its discretion and without the prior approval of management or the Boards, retain or obtain the advice of outside consultants or advisors (including legal counsel and other advisors), at our or FCB's expense, in accordance with procedures established from time to time by the committee, and oversee and approve all terms of the engagement of any such consultants or advisors, including their fees or other compensation;

- conduct investigations and request and consider information (from management or otherwise) as the committee considers necessary, relevant, or helpful in its deliberations and the formulation of its decisions or recommendations;

- seek any information from our or FCB's associates (who are directed to cooperate with each committee's requests), or from external parties, and consult to the extent it deems appropriate with the Chairman of the Boards, the Chief Executive Officer, the Lead Independent Director, other directors, and other officers and associates; and

- delegate any of its responsibilities to subcommittees or to individual members to the extent not inconsistent with other sections of its charter (including applicable independence requirements) or applicable laws or regulations.

Each committee member may rely on the advice, expertise and integrity of persons (including our and FCB's officers and associates) and organizations that provide information to the committee, and the accuracy and completeness of the financial and other information provided to the committee, absent actual knowledge that such reliance is not reasonable or warranted. In the performance of each committee's responsibilities, each committee member (and the committee as a whole) is under a continuing duty to exercise independent judgment on an informed basis, in good faith, and in a manner each considers to be in our and FCB's best interests.

Audit Committee

H. Lee Durham, Jr. **Chairman and** **Audit Committee Financial Expert** **Committee Meetings in 2021: 11**	**Other Committee Members:** **John M. Alexander, Jr., Michael A. Carpenter (1), Daniel L. Heavner and Floyd L. Keels** ──────────────── **(1)** Mr. Carpenter became a member of the Audit Committee on January 3, 2022.

Our Audit Committee is a joint committee of our and FCB's Boards of Directors. In addition to being independent directors, under the Committee's charter all members must be able to read and understand fundamental financial statements, and at least two members must have banking or financial management expertise sufficient to comply with applicable regulations of the Federal Deposit Insurance Corporation. At least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background, which fulfills Nasdaq's applicable financial sophistication requirements.

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Committee is responsible for:

- appointing, determining the compensation and terms of engagement of, and monitoring and overseeing the work, independence and performance of, our independent accountants and any other accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

- approving all audit and permitted non-audit services proposed to be provided by our independent accountants in accordance with approval policies and procedures adopted by the Committee from time to time;

- monitoring and overseeing the quality and integrity of our accounting and financial reporting process, and reviewing our annual audited and quarterly unaudited financial statements and quarterly earnings releases, and any significant accounting and financial reporting issues, with management and our independent accountants;

- monitoring our systems of internal controls regarding finance, accounting and associated legal compliance, and reviewing and discussing any significant deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect our ability to record, process, summarize and report financial data;

- monitoring and overseeing the audit program of our Internal Audit Department;

- annually reviewing our Associates Code of Ethics, Financial Officers Code of Ethics, and Contingent Workers Code of Ethics, recommending to the Boards any changes to the Codes that the Committee considers necessary or advisable, and overseeing management's processes and procedures for enforcement of the Codes;

- fostering free and open communication among our independent accountants, management, Internal Audit Department and the Boards; and

- monitoring our and FCB's compliance with laws, rules, regulations or other governmental or regulatory requirements as they affect accounting and financial processes and reporting, internal controls and auditing matters.

The Audit Committee also is responsible for establishing procedures for the receipt, retention and treatment of complaints from associates, customers, suppliers, shareholders or others related to accounting and financial processes and reporting, internal controls, and auditing matters, including procedures for the confidential, anonymous submission by associates of concerns regarding those matters, and for evaluating any fraud, whether or not material, that involves management or other associates who have a significant role in our internal controls. The Committee reviews waivers approved by our Chief Risk Officer related to associates under the Associates Code of Ethics and Contingent Workers Code of Ethics, but only the full Board may approve a waiver under the Financial Officers Code of Ethics or related to an executive officer or member of the Board. Under the Boards' written policies described below under the headings or captions "*Transactions with Related Persons,*" and "*Beneficial Ownership of our Common Stock* — Pledging Policy," the Committee is responsible on an ongoing basis for reviewing and approving certain transactions, arrangements or relationships with us or FCB in which one of our related persons has a material interest, and for reviewing and approving any requests by an executive officer or director for an exception to our pledging policy and monitoring any outstanding pledges of our stock by any of them.

The Committee reviews various reports from our independent accountants (including their annual report on our audited consolidated financial statements), financial reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies. Our Chief Internal Audit Officer reports directly to our Audit Committee. At least quarterly, the Committee reviews reports on the work performed by FCB's Corporate Finance Department. Our Chief Compliance Officer reports to the Committee regarding transactions with our related persons, as well as all reports of internal suspicious activity, and reports of external suspicious activity above certain amounts, filed by FCB.

Information regarding the process for and factors considered in the Audit Committee's selection of our independent accountants is contained under the heading "PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS."

Audit Committee Financial Expert. H. Lee Durham, Jr., the Committee Chairman and one of our independent directors, is a retired partner in the accounting firm of PricewaterhouseCoopers LLP. He has 32 years of public accounting and audit experience, much of which involved financial institutions and other public companies. Our Board of Directors has designated Mr. Durham as the Committee's "Audit Committee Financial Expert," as that term is defined by the rules of the SEC.

Audit Committee Report

This report is furnished by the Audit Committee, the members of which, on the date of the filing of our Annual Report on Form 10-K for the year ended December 31, 2021, are named below.

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2021, the Committee has:

- reviewed and discussed our audited consolidated financial statements for 2021 with our management;

- discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- received the written disclosures and letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the accountants' communications with the Committee concerning independence; and

- discussed with our independent accountant the independent accountant's independence.

Based on the above reviews and discussions, the Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC.

The Audit Committee:

H. Lee Durham, Jr.   *John M. Alexander, Jr.*   *Michael A. Carpenter*   *Daniel L. Heavner*   *Floyd L. Keels*

Risk Committee

Robert R. Hoppe
Chairman and
Risk Management Expert

Committee Meetings in 2021: 7

Other Committee Members:

Victor E. Bell III, Robert E. Mason IV and
Vice Admiral John R. Ryan, USN (Ret.) (1)

(1)   Mr. Ryan became a member of the Risk Committee on January 3, 2022.

Our Risk Committee is a joint committee of our and FCB's Boards of Directors. Our Board has designated Robert R. Hoppe, the Committee's Chairman, as the Committee's Risk Management Expert. Mr. Hoppe is a retired partner in the accounting firm of PricewaterhouseCoopers LLP with 34 years of public accounting and audit experience.

The Committee was established to review, effectively challenge, and approve our enterprise-wide Risk Management Framework and Risk Appetite Framework and to assist the Boards in fulfilling their responsibility to oversee our risk management practices. In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Committee is directed to:

- monitor and advise the Boards regarding our and FCB's risk exposures, including capital adequacy, credit, market, liquidity, operational (Including human capital and information technology), compliance, legal, strategic, reputational and other risks;

- evaluate, monitor, effectively challenge, and oversee the adequacy and effectiveness of our and FCB's risk management program and supporting framework (within which our management is responsible for defining and executing enterprise-wide risk management programs) which are intended to ensure appropriate risk identification, assessment, monitoring and reporting of significant risks;

- review and assess our and FCB's strategy to validate that it is aligned with FCB's risk profile and financial objectives;

- monitor the work of and receive and challenge reports from management and our Enterprise Risk Oversight Committee (described below) to determine whether risks are being identified (including top and emerging risks) and managed within approved risk tolerances;

- review, approve, challenge, and monitor adherence to our and FCB's risk appetite and supporting risk tolerance levels;

- review reports of examination by and communications from regulatory agencies, and the results of internal and third-party testing, analyses and reviews, related to our and FCB's risks, risk management, and any other matters within the scope of the Committee's oversight responsibilities, and monitor and review management's response to any noted issues; and

- review and approve our Board level risk management policies on an annual basis to confirm consistency and compliance with risk appetite.

Our Enterprise Risk Oversight Committee ("EROC"), whose voting members are selected from our management and chaired by our Chief Risk Officer, reports directly to the Risk Committee. EROC's function is to oversee the operation of our Risk Management Framework and Risk Appetite Framework approved by the Risk Committee; work with our business units to implement processes to identify, assess, monitor and manage their risks; and monitor performance relative to our risk appetite and tolerances approved by the Risk Committee. Subcommittees of EROC include the Asset/Liability Committee, Compliance Risk Committee, Credit Risk Committee, Operational Risk Committee, Capital Planning and Stress Testing Committee, and Technology Investment Committee, each of which has its own subcommittees or "councils" that focus on specific matters within their areas of responsibility. Our Chief Risk Officer reports directly to the Risk Committee regarding capital risk, market risk, liquidity risk, credit risk, operational risk, compliance risk and strategic risk. Our Chief Credit Officer, Chief Compliance Officer, Treasurer, Enterprise and Operational Risk Executive, and officers within our Legal Department and other departments within our and FCB's operations, also make quarterly reports to the Risk Committee.

As discussed above under the caption "*CORPORATE GOVERNANCE* — Human Capital Management," the Risk Management Framework approved by the Risk Committee includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Committee. The Operational Risk Committee, through the Human Resources Department, monitors various human capital metrics, including various associate turnover, attrition, hiring, succession, associate demographics and other metrics, and reports results and trends to EROC which includes identified risk issues in its quarterly reports to the Risk Committee. The Risk Committee also periodically reviews information security policies and technology risk management programs and practices that are designed to protect FCB's and its customers' and associates' data, records, and proprietary information, and it reviews reports on our business continuity and disaster recovery program that is designed to permit FCB to safeguard associates, customers, products and services from disruptions such as cyber events, natural disaster and man-made events.

Certain matters within the scope of the Risk Committee's oversight responsibilities also may fall within the responsibilities of another of the Boards' committees. To minimize duplication of time and effort, the Risk Committee may defer to the other committees with respect to any such specific matters, but it may request reports or information from those other committees to determine whether those matters are being adequately addressed within our and FCB's management of risk. Additional information regarding the Risk Committee's processes is contained in the discussion under the caption "*CORPORATE GOVERNANCE* — Boards' Role in Risk Management."

Compensation, Nominations and Governance Committee

Robert T. Newcomb **Chairman and** **Lead Independent Director** **Committee Meetings in 2021: 6**	**Other Committee Members:** **Victor E. Bell III, H. Lee Durham, Jr. and Robert E. Mason IV**

Our Compensation, Nominations and Governance Committee is a joint committee of our and FCB's Boards of Directors. In addition to being independent directors under Nasdaq's listing standards, members of the Committee must satisfy Nasdaq's heightened independence requirements for members of compensation committees.

The Committee's duties and responsibilities are divided into three areas as described in the following paragraphs.

Nominations Function. In its role as the Boards' nominations committee, the Committee makes recommendations to the Boards regarding the selection of nominees for election as directors at our Annual Meetings, candidates for appointment to fill vacancies on the Boards, and candidates for appointment as the members and chairpersons of the various committees of the Boards. Each year the Committee also makes recommendations to the Boards regarding the selection of our and FCB's Chairman, Chief Executive Officer, Vice Chairwomen and President and a recommendation to our independent directors regarding their selection of a Lead Independent Director.

The Committee seeks to recommend Board candidates who have personal and professional integrity, sound judgment, and business acumen; who have the time, ability and commitment to make a constructive and meaningful contribution to the Boards; and who, with other directors, will effectively serve the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal laws, rules and regulations (including banking regulations) for service as our and FCB's directors. Under our Bylaws, to be eligible for election and continued service as a director, a person must own at least 100 shares of our common stock, individually in his or her own name, jointly with his or her spouse, or in an account for his or her direct benefit. From time to time the Committee or our Board may develop other criteria or minimum qualifications for use in identifying and evaluating candidates to serve as directors. Our Board makes all final decisions regarding nominations.

In identifying potential candidates, the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors or shareholders. A description of procedures to be followed by shareholders in submitting recommendations to the Committee is included in this proxy statement under the heading "*RECOMMENDATION OF NOMINEES.*" The Committee has not used the services of a third-party search firm.

In identifying and recommending candidates for election or appointment, the Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee considers the size and composition of the Boards in light of our current and future needs and recommends candidates based on its assessment of, among other things: (1) business, professional, personal and educational background, skills, experience and expertise; (2) community leadership; (3) independence; (4) potential contributions to the Boards that are unusual or unique; (5) knowledge of our organization and our and FCB's respective operations; (6) personal financial interest in our and FCB's long-term growth, stability, and success; (7) the performance and past and future contributions of our current directors, and the value of continuity and prior Board experience; (8) the existence of one or more vacancies on the Boards; (9) our need for directors possessing particular attributes, skills, experience or expertise; (10) the role of directors in FCB's business development activities; (11) diversity; and (12) other factors that it or our Boards consider relevant, including any specific qualifications that may be adopted from time to time.

While the Committee and our Boards recognize the benefits derived from boards of directors composed of individuals who bring different attributes, experiences, and perspectives to the Boards' deliberations, they have not adopted any written or mandatory diversity policy or criteria applicable to the director nominations process. Accordingly, in evaluating and selecting nominees, diversity is one of the multiple factors considered by the Committee and the Board.

In recommending that our Board of Directors nominate our current 14 directors for re-election at the Annual Meeting, the Committee considered, among other things, the factors described above and the specific qualifications of each director described in his or her listing as a nominee under the caption "*PROPOSAL 1*: *ELECTION OF DIRECTORS* — Nominees." Additionally, with respect to directors who were members of our Board during 2021, the Committee considered each director's preparedness for, engagement in and contributions to meetings and deliberations of the Board and committees on which they serve, and, in the case of the three former CIT directors who were appointed as our directors upon consummation of our merger with CIT, the Committee took into account our obligations under our merger agreement with CIT. After its consideration of these factors, the Committee recommended to our Board of Directors that our 14 current directors be nominated for re-election for new terms of office.

Governance Function. In its role as the Boards' governance committee, and among its other governance-related responsibilities under its charter or as may be assigned to it from time to time by the Boards, the Committee:

- evaluates and makes recommendations to the Boards concerning our board and governance structure, the number, size, composition and responsibilities of committees of the Boards, and committee membership rotation practices;

- annually reviews our Corporate Governance Guidelines and recommends for our Board's approval any changes that it considers necessary or advisable;

- establishes the knowledge, skills, experience, qualifications and performance criteria for directors and committees of the Boards in accordance with our strategic needs, our Corporate Governance Guidelines, applicable laws, regulations and standards, and other criteria or minimum qualifications as the Committee may recommend;

- annually reviews our Directors Code of Ethics, reviews directors' compliance with the Code, evaluates and makes recommendations to the Boards concerning any request for a waiver from the Code, and oversees our management's processes and procedures for enforcement of the Code;

- conducts periodic evaluations of our Chief Executive Officer's performance, and coordinates and facilitates an annual self-evaluation by the Boards and their committees of their own performance, and reports the results of the evaluations to the Boards;

- with the Chairman of the Boards and our Corporate Secretary, develops an orientation program for new directors and continuing education opportunities for incumbent directors;

- oversees our communications with shareholders in connection with our Annual Meetings and "say-on-pay" resolutions; and

- makes recommendations to the Boards as appropriate regarding succession planning for key Board positions, our Chief Executive Officer and President, and other key positions as the Boards may request.

As provided in our Corporate Governance Guidelines and described above under the caption "*CORPORATE GOVERNANCE* — Director Independence," our Board also has directed the Committee to assess each outside director's independence and report its findings in connection with the Board's annual review of transactions, relationships and other arrangements involving our directors and determination of which of the directors the Board considers to be "independent." Between those annual determinations, on an ongoing basis the Committee is directed to monitor the status of each director and inform the Board of changes or events that may affect a director's ability to exercise independent judgment.

Compensation Function. In its role as the joint compensation committee of the Boards, the Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs. Under its charter, the Committee is directed to establish our overall compensation philosophy and determine the overall risk profile of our compensation program and practices, and to at least annually review all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to (1) determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results, and (2) ensure continuing oversight and mitigation of risk within our and FCB's compensation practices. Among its other duties, the Committee administers and approves all grants and payments of awards under FCB's Long-Term Incentive Plan (the "LTIP"), and it reviews and makes recommendations to the Boards regarding all other executive compensation matters, including:

- amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, our and FCB's Chief Executive Officer and other executive officers; and

- at the request of the Boards, amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, other individually named officers or associates.

After receiving the Committee's recommendations, the Boards make all final decisions regarding executive compensation matters, with the exception of payments and awards under the LTIP which are the sole responsibility of the Committee. The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

In its review and consideration of compensation matters, the Committee works closely with our Chief Human Resources Officer and his staff. In considering compensation to be paid to our directors and our executive officers named in the Summary Compensation Table below, the Committee considers information provided by our Chairman and Chief Executive Officer, including, in the case of officers other than himself, information about those officers' individual performance and his recommendations as to their compensation.

The Committee may retain the services of consultants or other advisors at our or FCB's expense, and under its charter the Committee is directly responsible for the appointment, compensation, terms of engagement and oversight of the work of its consultants and advisors. Since 2013, the Committee has retained the services of Pay Governance LLC, which is a national executive compensation consulting firm and which also served as compensation consultant to CIT's Board of Directors' independent Compensation Committee. Pay Governance's engagement each year contemplates that it will prepare market and peer analyses comparing our executives' and directors' compensation rates to the market compensation paid by similar financial services organizations to their officers and directors in similar positions, advise the Committee regarding its responsibilities and developments in compensation rules and practices, consult with our management and the Committee regarding our annual and strategic plans and the formulation of their compensation recommendations, and assist the Committee in its consideration of new, and changes to existing, compensation plans and strategies. Pay Governance also assists in the review of the Committee's discussion of our executive compensation program included under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*," and additional information about Pay Governance's work with the Committee is contained under that heading. While Pay Governance's advice is a resource considered by the Committee in its decision-making process, other than in a consulting and advisory capacity, Pay Governance has no role in the Committee's compensation decisions or recommendations made to the Boards.

During early January 2021, representatives of Pay Governance met with the Committee to present its market and peer analyses and to discuss our executive and director compensation, market conditions and recent trends in executive compensation practices, our compensation philosophy, and various considerations that may affect the Committee's executive and director compensation decisions. Those representatives also met with our Chief Executive Officer to discuss the results of the market and peer analyses, our business strategies and management's recommendations for 2021 base salary rates of executive officers and LTIP award grants. Pay Governance participated in a later meeting during early 2021 at which the Committee formulated and approved its recommendations to our Boards for 2021 executive base salary rates and 2021 director compensation, approved new LTIP award grants for the 2021-2023 performance period, and determined the amounts of payments to be made for LTIP awards previously granted for the just-ended 2018-2020 performance period.

Pay Governance served as the Committee's independent consultant and, during 2021, did not provide other services for us or FCB. In accordance with Nasdaq's listing requirements, each year the Committee reviews various factors (including the factors described in rules of the SEC) that may pose a conflict of interest on the part of its consultants and advisors as well as their individual representatives who provide services to the Committee. No conflict of interest was identified in the most recent review regarding Pay Governance.

The Compensation, Nominations and Governance Committee reviews its engagement of Pay Governance each year, and the Committee may engage different consultants at any time.

Effect of Risk Management on Compensation

The Compensation, Nominations and Governance Committee regularly reviews our compensation philosophy and practices to determine the overall risk profile of our compensation program. As a part of that risk oversight process, on an annual basis the Committee reviews all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to identify any potential risks that reasonably could be expected to have a material adverse effect on our business and financial results, and to ensure continuing oversight and mitigation of risk within our compensation practices. At the request of the Risk Committee, the Compensation, Nominations and Governance Committee will make reports or provide information regarding matters relevant to the Risk Committee's oversight responsibilities for our enterprise-wide Risk Management Framework.

Our executive officers participate in FCB's LTIP, and certain business units and divisions within FCB have incentive, commission and variable pay plans that have unique structures, goals and reward levels in which other officers and associates participate. The Committee believes that, as currently administered, the LTIP is focused on performance goals that are aligned with our shareholders' long-term interests, that none of those other plans provide for award levels that are over-weighted to a specific business unit or service, and that those other plans are structured in ways that the Committee believes protect our organization. Based on its most recent review, the Committee believes our and FCB's current plans present no risk elements that reasonably could be expected to have a material adverse effect on our business and financial results.

Compensation Committee Report

This report has been furnished by the Compensation, Nominations and Governance Committee, the members of which are named below, in the Committee's capacity as the Boards' joint compensation committee. The Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and

- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and Annual Report on Form 10-K for the year ended December 31, 2021.

The Compensation, Nominations and Governance Committee:

Robert T. Newcomb   *Victor E. Bell III*   *H. Lee Durham, Jr.*   *Robert E. Mason IV*

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for our "named executive officers" whose compensation is set forth in the 2021 Summary Compensation Table and other compensation tables under the heading "*EXECUTIVE COMPENSATION*." This discussion also provides an overview of our compensation philosophy and objectives, and how and why our and FCB's Boards' joint Compensation, Nominations and Governance Committee implements compensation processes and arrives at specific compensation decisions and recommendations involving the named executive officers. Our 2021 named executive officers are listed below in the order in which they appear in the Summary Compensation Table, and we refer to them in this discussion as our "NEOs."

- Frank B. Holding, Jr. – Chairman and Chief Executive Officer
- Craig L. Nix – Chief Financial Officer
- Hope H. Bryant – Vice Chairwoman
- Peter M. Bristow – President
- Lorie K. Rupp – Chief Risk Officer

Executive Summary

Executive Compensation Highlights

Our executive compensation program is administered by our Compensation, Nominations and Governance Committee, which is a joint committee of our and FCB's Boards of Directors. The Committee has continued to focus on performance-based components of executive compensation in order to improve the overall effectiveness of our compensation program. During 2021, the Committee again engaged Pay Governance LLC to evaluate our executive compensation components and assist the Committee in maintaining a program that is both fair and effective. The following paragraphs summarize the Committee's actions and decisions with respect to the compensation of our NEOs for 2021 and 2022.

- *2021 Compensation Actions and Decisions*
  - *Base Salaries* – In January 2021, the Committee recommended, and FCB's Board approved, a 2.96% increase for 2021 in the base salary of Mr. Holding, our Chief Executive Officer, increases of 3.70% in Mrs. Bryant's and Mr. Bristow's base salaries, and increases of 6.30% and 10.00% respectively, in Mr. Nix's and Mrs. Rupp's base salaries.

  - *LTIP Award Payments and Grants* – In January 2021, the Committee approved payments for the three-year, cash-based performance awards previously granted under the LTIP for the 2018-2020 performance period, which were reported in our proxy statement for the 2021 Annual Meeting as compensation for 2020. The Committee also approved the grant of cash-based LTIP performance awards for a new three-year performance period (2021-2023) based on the same performance criteria as in prior years (the "TBV+D Growth Rate," which is defined as the growth in the tangible book value per share of our common stock plus cumulative dividends paid per share on the stock) and with the same Threshold, Target and Stretch performance goals as in the previous year's awards. Based on comparisons to market data, Target Amounts (as defined below) for the 2021-2023 LTIP awards were based on higher percentages of the NEOs' base salary rates than in previous years. Finally, during January 2022, the Committee approved payments for the three-year awards previously granted under the LTIP for the 2019-2021 performance period, which are reported in this proxy statement as compensation for 2021.

  - *Bonuses* – During January 2022, the Committee recommended, and FCB's Board approved, payment of special merger-related cash bonuses for 2021 to certain of our executive officers and associates. These "merger success" bonuses were intended to recognize the performance and contributions of and additional demands on our management team during late 2020 and through 2021 (including integration planning and addressing Federal and State regulatory issues) in connection with our merger with CIT. As a result of their efforts and achievements, our transformational merger with CIT received final regulatory approval on December 17, 2021, and was successfully completed on January 3, 2022. The merger has more than doubled our assets to over $100 billion and significantly increased the breadth and complexity of our business with the addition of multiple new business lines.

  - *Non-Qualified Deferred Compensation Plan* – During February 2021, the Committee recommended, and FCB's Board approved, a non-qualified deferred compensation plan that became effective on March 1, 2021, and permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of up to 80% of their base salaries and certain eligible bonuses, including LTIP award payments. FCB credits participants' deferred amounts with deemed investment returns based on hypothetical investment options selected by the participants from a menu of investment options which are used only for purposes of measuring the amounts to be credited by FCB to participants' accounts. The Plan does not provide for FCB to make any additional or discretionary contributions to the participants' Plan accounts.

- ● ***Performance-Based Compensation Relative to Total Compensation*** – By recommending relatively modest increases for 2021 in the base salaries of our NEOs and increasing the individual target opportunity levels with respect to new LTIP awards granted for the 2021-2023 performance period, the Committee continued to focus on performance-based compensation as a substantial component of our NEOs' total compensation.

- ● ***Continued Use of Tangible Book Value as LTIP Performance Metric*** – The Committee continued to use growth in the tangible book value of our common stock as the primary performance criteria for the determination of LTIP award payments. Tangible book value per share is defined as an amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The central objective of our strategic plan is to build the long-term value of our company and our shareholders' investments, and the Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes the performance goals under our LTIP, from which our executives derive a substantial portion of their compensation, are consistent with our focus on long-term objectives and emphasis on financial stability and growth in shareholder value which are factors that have contributed to our financial success over the years.

- ● ***No Change in Control Arrangements or Stock-Based Compensation*** – We have no employment or change of control agreements with any of our named NEOs and we have not provided them with any equity or stock-based compensation.

- ● ***January 2022 Compensation Actions and Decisions***

  - ● ***Base Salaries*** – The Committee recommended no increases in the base salaries of our NEOs for 2022.

  - ● ***LTIP Award Payments and Grants*** – The Committee approved the grant of cash-based LTIP performance awards for a new, three-year 2022-2024 performance period based on the same TBV+D Growth Rate performance criteria as in prior years. However, to account for the future impact of the CIT merger on the attainability of performance goals, the Committee increased Target and Stretch TBV+D Growth Rate goals to 30% and 48%, respectively (as compared to 24% and 36% for the previous year's awards) and set Target Amounts of the awards based on the same percentages of the NEOs' base salary rates as in the previous year's awards. The Committee increased the potential payment for performance at the higher Stretch level to 150% of the Target Amount of the awards as compared to prior Stretch level payouts of 125% of Target Amounts.

  - ● ***Amendment to LTIP*** – The Committee recommended, and FCB's Board approved, an amendment to the LTIP that, for awards granted beginning in 2022, increased the maximum amount payable for any award from $7 million to $10 million. The Committee also modified its standard form of award agreement to impose non-solicitation and nondisclosure obligations on participants as conditions to awards beginning in 2022.

Our Executive Compensation Philosophy and Objectives

The Committee endeavors to both align our executive officers' compensation with our long-term business philosophy and achieve our objectives of:

- ● rewarding sustained long-term performance and long-term service and loyalty;

- ● balancing business risk with sound financial policy and shareholders' interests, and aligning the interests of our executive officers with the long-term interests of our shareholders by encouraging growth in the value of our company and our shareholders' investments;

- ● enabling us to attract, motivate and retain qualified executive officers; and

- ● providing compensation to our executive officers that is competitive with comparable financial services companies.

Because our executive officers' incentive compensation opportunities have not included equity-based compensation, we do not have stock ownership requirements or guidelines for executive officers. However, as discussed elsewhere in this proxy statement, upon the recommendation of our Audit Committee, our Board of Directors has adopted a policy that prohibits our executive officers from hedging, or pledging as collateral for any loan, any shares of our common stock they own, subject to exceptions for certain "grandfathered" pledges and certain pledges approved by our Audit Committee following a review of relevant factors. For purposes of the policy, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund or similar transaction.

Incentive Compensation Clawback Policy

The Committee's Incentive Compensation Policy (which applies to awards the Committee approves under the LTIP as well as other types of incentive compensation arrangements in which our associates in various business units may participate) includes a "clawback" policy. Under that policy, at the discretion of the Committee we may require a current or former associate, including an executive officer, to forfeit future incentive payments, or to repay to us all or any portion of any previously paid performance-based compensation, if:

- an accounting restatement occurs due to material non-compliance with any financial reporting requirement under Federal securities laws, whether or not resulting from intentional misconduct;

- we discover that a performance metric or calculation used in determining performance-based compensation was materially inaccurate; or

- a significant violation of our Codes of Ethics, as determined by the Committee, results in a financial or reputational impact on FCB.

The clawback policy applies to any plan or individual award under any plan that specifically references the policy, including our LTIP discussed below.

The Process of Evaluating Executive Officer Compensation

Each January, the Committee reviews total compensation paid or provided to our executive officers, considers changes in the executive officers' base salaries, and makes recommendations to the Boards of Directors regarding the salaries of our and FCB's executive officers for the coming year. Under the LTIP, each year the Committee also approves payments under existing awards for which performance periods have ended and approves the grant of new awards. After receiving the Committee's recommendations, the Boards approve all executive officer compensation, with the exception of payments and awards under the LTIP which, under the terms of the plan, are the sole responsibility of the Committee which consists solely of independent directors.

In reviewing our NEOs' compensation, the Committee considers:

- the scope of the officers' responsibilities;

- market analyses provided by the Committee's independent consultant comparing our NEOs' compensation to compensation paid to persons in each NEO's position in similar financial services organizations, and executive compensation data compiled by the independent consultant for a group of industry peer companies;

- our overall financial and operating performance;

- individual performance;

- internal equity of our NEOs' current compensation and their levels of compensation in comparison to other NEOs; and

- voting results on the most recent say-on-pay resolutions submitted to our shareholders, as well as any feedback received by the Committee from shareholders outside the voting process.

In setting compensation paid to our NEOs for 2021, the Committee again retained Pay Governance as its independent compensation consultant. As part of their services Pay Governance prepared market analyses for the Committee comparing our executives' then-current compensation rates to the market median compensation paid by similar financial services organizations to their officers in similar positions. The analyses focused on:

- base salaries;

- total cash compensation (which included base salaries and target annual incentive awards); and

- total direct compensation (which included total cash compensation and the expected value of long-term incentives, including stock-based compensation provided by other companies).

For purposes of the market analyses, Pay Governance used Willis Towers Watson's Financial Services Executive Compensation Surveys, which included pay data for over 200 companies in the financial services industry. Our executive positions were compared to similar positions in similarly sized organizations. Statistical regression analyses were also performed to size-adjust the survey data to achieve a close correlation with our total asset scope, providing a more accurate view of the market data.

To further assist the Committee in understanding our compensation marketplace, each year Pay Governance reviews publicly available proxy-reported data for a group of industry peer companies consisting of publicly traded financial institutions that primarily concentrate on retail and business banking operations headquartered in the United States. Our peer companies used in informing pay decisions for 2020 consisted of 20 financial institutions that had assets between $20 billion and $70 billion. However, given the more than doubling of our assets and the significantly increased breadth and complexity of our business with the addition of multiple new business lines that would result from our then-pending merger with CIT, the peer companies used in informing pay decisions for 2021 consisted of the following 14 publicly traded regional financial institutions that have assets between $50 billion and $220 billion:

Citizens Financial Group, Inc.	Huntington Bancshares Incorporated	Regions Financial Corporation
Comerica Incorporated	KeyCorp	Signature Bank
Fifth Third Bancorp	M&T Bank Corporation	SVB Financial Group
First Horizon National Corporation	People's United Financial, Inc.	Synovus Financial Corp.
First Republic Bank		Zions Bancorporation

The Committee generally compares the compensation of each NEO in relation to the 50th percentile of the peer group for similar positions. In addition, the Committee takes into account various factors such as our performance within the peer group, the unique characteristics of each individual's position, and any succession and retention considerations. Generally, differences or similarities in the levels of total direct compensation among the NEOs are driven primarily by the scope of their responsibilities, market data for similar positions, and considerations of internal equity within our executive leadership team.

As discussed below under the caption "Cash Compensation," the Committee took steps toward future pay competitiveness of our NEOs' compensation against the larger regional financial institutions with which we would compete for business and talent following our then-pending merger with CIT through adjustments to base salaries and expanded performance-based incentive opportunities approved in January 2021 for the 2021-2023 performance period.

Consideration of Last Year's "Say-on-Pay" Vote

At each Annual Meeting our shareholders vote on a non-binding advisory resolution (a "say-on-pay" resolution) to approve the compensation paid to our NEOs as described in the proxy statement for that meeting. As in prior years, at our 2021 Annual Meeting our shareholders overwhelmingly approved the proposal with over 98% of the votes entitled to be cast on the proposal with respect to shares present in person or by proxy, and which were voted or abstained at the meeting, being cast for approval. In connection with its reviews and decision-making process and the setting of our NEOs' compensation for 2021 and 2022, the Committee considered the voting results on those proposals at our past recent Annual Meetings. The Committee believes the voting results on our say-on-pay resolutions indicate that our shareholders understand and support our executive compensation philosophy and objectives. The Committee will continue to consider each year's say-on-pay voting results, as well as any feedback received from shareholders outside the voting process, in evaluating our executive compensation plans, policies and practices and its decisions regarding executive compensation.

At our 2017 Annual Meeting, our shareholders also voted on a "say-on-frequency" proposal, expressing their preference whether future say-on-pay votes should be held annually, every two years, or every three years. Consistent with our Board's recommendation, our shareholders approved the annual option. A say-on-pay resolution will be submitted for a vote of our shareholders at the 2022 Annual Meeting, and a say-on-frequency proposal will next be submitted for a vote of our shareholders at the 2023 Annual Meeting.

Tax and Accounting Considerations; Deductibility of Executive Compensation

In evaluating compensation program alternatives, the Committee has considered the potential impact on our company of Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to their chief executive officers and certain other named executive officers. The Committee believes it is important to maintain flexibility in designing compensation programs that it considers to be effective and in the best interests of our shareholders, even if that approach may result in payments that are not deductible under Section 162(m).

EXECUTIVE COMPENSATION COMPONENTS

The components of compensation paid to or received by our executive officers for 2021 are summarized in the following table.

Compensation Component	Component Elements	Purpose	Component Risk Profile
Base Salary	● Cash compensation	Provides fixed annual compensation that is comparable with other similarly-sized financial institutions and helps attract and retain our executive officers and other associates.	Low
Long-Term Incentive Plan	● Awards of performance-based cash compensation measured by the extent to which goals are met during award performance periods	Ties substantial portion of NEO compensation to company performance and growth in the value of our shareholders' investments, promotes a closer identification of the interests of plan participants with company interests and the long-term interests of shareholders, stimulates efforts to enhance efficiency, profitability, and growth in value of our company and shareholders' investments, and enhances our ability to recruit and retain officers who are participants.	Low
Merger Success Bonuses	● Cash compensation	Special "merger success" bonuses paid for 2021 to certain of our and FCB's executive officers and associates to recognize the performance and contributions of and additional demands on our management team during late 2020 and through 2021 in connection with our merger with CIT.	Low
Retirement Benefits	● Defined benefit pension plans ● Matching contributions to legacy and enhanced Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions to enhanced Section 401(k) plan accounts	Provide competitive levels of retirement income for our NEOs and other associates.	Low
Non-qualified Deferred Compensation Plan	● Deferral of up to 80% of base salary and certain eligible bonuses, including LTIP award payments, under the plan ● Earnings on voluntary deferrals by plan participants based on deemed investments of participants' accounts in outside investment funds selected by participants from a menu of investment options available under the plan	To provide an opportunity for plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of portions of their salaries and LTIP award payments.	Low
Non-qualified Separation from Service Agreements	● Cash following separation from service at or after specified ages ● Death benefit	Retain and reward the long-term service and loyalty of certain key decision makers, and assure their continued loyalty following a separation from service.	Low

35

Compensation Component	Component Elements	Purpose	Component Risk Profile
Perquisites	• Maintenance and monitoring of home security systems • Limited staff services for personal activities • Use of corporate apartments maintained by FCB primarily for executives traveling for business purposes • Limited other personal benefits provided from time to time	Provide limited personal benefits to certain executive officers in furtherance of our risk management program, for the officers' convenience, and from time-to-time for other specific purposes.	Low

Cash Compensation

Until the adoption of our LTIP during 2014, base salaries represented the primary component of our executive compensation program. Since that time, our company has grown but, with certain exceptions based on various considerations, including internal pay equity, increases in our NEOs' base salaries have been limited, while payments for three-year, performance-based LTIP awards have become a substantial portion of our NEOs' annual total compensation.

Base Salaries. In making its recommendations regarding 2021 and 2022 base salaries for our NEOs, the Committee considered various factors, including our 2020 and 2021 financial and operating performance and other factors described below.

Until 2019, the base salary of our Chief Executive Officer, Mr. Holding, had not been increased since our LTIP was adopted in 2014. Consideration of his 2021 and 2022 base salary rates took into account his 2020 and 2021 total compensation, the market and peer analyses (that included larger, regional financial institutions that would become our peers following our merger with CIT) as prepared by Pay Governance, the long-term incentive opportunities provided to him under the LTIP, and the total compensation of our other NEOs. Based on those factors and company and individual performance, the Committee recommended an increase of 2.96% in Mr. Holding's base salary rate for 2021 but, consistent with its focus on performance-based compensation, no increase in his base salary for 2022.

In considering its recommendations for the 2021 and 2022 base salary rates of our other NEOs, the Committee took into account their 2020 and 2021 total compensation, the market and peer analyses prepared by Pay Governance, their long-term incentive opportunities under the LTIP, and, in the case of each NEO, the total compensation of our other NEOs and their total compensation as compared to larger, regional financial institutions following our merger with CIT. Based on those factors and company and individual performance (including our Chief Executive Officer's assessment of those officers' individual performance and his recommendations as to their compensation), the Committee recommended increases of 3.70% in Mrs. Bryant's and Mr. Bristow's 2021 base salary rates, and increases of 6.30% and 10.00%, respectively, in Mr. Nix's and Mrs. Rupp's base salary rates. For 2022, and consistent with its focus on performance-based compensation, the Committee recommended no increases in any of their base salary rates.

The following table shows the base salary rates of our Chief Executive Officer and our other four NEOs, and the percentage increases in their salaries, for 2019 through 2022 (with the exception of Mrs. Rupp who became an NEO for the first time for 2021). The base salary rates in the table for years prior to 2021 reflect the listed NEOs' annual base salary rates approved by the Boards that became effective on April 1 of each of those years. Because those base salary rates were not in effect for the entire year, the salary rates listed for some NEOs in the table below for 2019 and 2020 may be higher than the amounts of base salaries those officers actually received during those years as listed in the Summary Compensation Table.

	2019 Base Salary		2020 Base Salary		2021 Base Salary		2022 Base Salary	
	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate
Frank B. Holding, Jr. Chairman and Chief Executive Officer	1.27%	$ 967,100	1.44%	$ 981,000	2.96%	$ 1,010,000	0.00%	$ 1,010,000
Craig L. Nix Chief Financial Officer	2.00%	612,000	3.76%	635,000	6.30%	675,000	0.00%	675,000
Hope H. Bryant Vice Chairwoman	1.46%	659,500	2.35%	675,000	3.70%	700,000	0.00%	700,000
Peter M. Bristow President	1.46%	659,500	2.35%	675,000	3.70%	700,000	0.00%	700,000
Lorie K. Rupp (1) Chief Risk Officer	–	–	–	500,000	10.00%	550,000	0.00%	550,000

(1) Mrs. Rupp became an NEO for the first time for 2021.

Long-Term Incentives. Since 2014, we have rewarded long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals under our LTIP. The LTIP is intended to reinforce the link between the interests of our participating officers and the interests of our company and our shareholders, and to motivate and reward executive officers for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our shareholders' investments. Cash incentive awards may be granted by the Committee under the LTIP in amounts ("Target Amounts") which are expressed as percentages of officers' base salaries. The awards represent opportunities to receive cash payments based on the extent to which performance goals set by the Committee at "Threshold" (i.e., minimum), "Target" and "Stretch" (i.e., maximum) levels are met or exceeded during stated periods of time ("Performance Periods").

Since its inception, awards generally have been granted under the LTIP each year for overlapping three-year Performance Periods and with performance objectives based on growth in the tangible book value per share ("TBV") of our common stock plus cumulative dividends per share ("D") paid over the applicable Performance Periods (the "TBV+D Growth Rate"). Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes that using growth in tangible book value as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in shareholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

During January 2021, new three-year awards were granted to our NEOs and other selected officers for the 2021-2023 Performance Period. As discussed above under the caption "The Process of Evaluating Executive Officer Compensation," in anticipation of our then-pending merger with CIT, which would dramatically increase our asset size and significantly increase the breadth and complexity of our business with the addition of multiple new business lines, and as a step toward future pay competitiveness of our NEOs' compensation against the larger regional financial institutions with which we would compete for business and talent following the CIT merger, the Committee approved increases in the percentages of our NEOs' base salaries used for the determination of their Target Amounts under the 2021-2023 awards (as indicated in the table below). As with previous awards, under the new awards a percentage (the "Award Percentage," which ranged from 0% to 125%) of the Target Amount of each award, may be earned based on the extent to which the stated TBV+D Growth Rate goals have been achieved at the end of the Performance Period.

The TBV+D Growth Rate is determined according to the following formula:

$$\frac{\text{(Ending TBV minus Beginning TBV) plus D}}{\text{Beginning TBV}}$$

"Beginning TBV" and "Ending TBV" are measured at the beginning and end of the relevant Performance Period and are subject to adjustments the Committee is authorized by the terms of the LTIP to make to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period (such as acquisitions and share repurchases) that may have an immediate impact on TBV but which the Board believes will be beneficial to shareholders in future years. The Threshold, Target and Stretch performance goals set by the Committee for the awards granted to our NEOs during 2021 (TBV+D Growth Rates of 12%, 24% and 36%, respectively) were the same as the goals set for awards granted in 2019 and 2020 and would result in Award Percentages of 50%, 100% and 125%, respectively, of each NEO's Target Amount.

During January 2022, the Committee approved payments for the three-year awards previously granted during January 2019 for the 2019-2021 Performance Period that ended on December 31, 2021. After making adjustments that reduced the TBV+D Growth Rate for the impact of intangible assets related to acquisitions and share repurchases during 2018, 2019 and 2020, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2019-2021 Performance Period exceeded the Stretch performance level of 36.0%, and it approved payments to LTIP participants, including our NEOs, at the maximum Award Percentage of 125% of the Target Amounts of the awards. Those payments made to our NEOs are listed on the 2021 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

A listing of the new awards granted to our NEOs during 2021, and additional information regarding the LTIP and the payments approved by the Committee for the 2019-2021 performance period, is provided in the "GRANTS OF PLAN-BASED AWARDS" table and the narrative discussion that follows it under the caption "*EXECUTIVE COMPENSATION* — Long Term Incentive Plan."

During January 2022, the Committee also approved the grant to our NEOs and other selected officers of cash-based LTIP performance award opportunities for a new, three-year 2022-2024 Performance Period. Consistent with all previously granted awards, the awards may be earned based on our TBV+D Growth Rate during the Performance Period in comparison to goals established by the Committee. Percentages of our NEOs base salaries used for the determination of the Target Amounts of their awards, and the Threshold TBV+D Growth Rate goal of 12%, were the same as for awards granted during 2021. However, to account for the future impact of the CIT merger on the attainability of performance goals, for the 2022-2024 awards the Committee increased Target and Stretch TBV+D Growth Rate goals to 30% and 48%, respectively, as compared to 24% and 36% for awards granted during previous years. Those goals would result in Award Percentages of 50%, 100% and 150%, respectively, of the Target Amounts of the awards. As a result, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate than for past awards, but attainment of the increased Stretch performance goal would result in payment of a higher percentage of the Target Amount than for past awards.

In granting the new awards, the Committee modified its standard form of award agreement to impose non-solicitation and nondisclosure obligations on participants as conditions to the awards. The non-solicitation obligations cover the term of each participant's employment with FCB and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant is generally prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment. During January 2022, the Committee also recommended, and the Boards approved, an amendment to the LTIP which, for awards granted beginning in 2022, increased the maximum amount payable for any single award from $7 million to $10 million.

In setting the percentages of our NEOs' base salary rates as the Target Amounts of awards, the Committee attempts to provide our NEOs with aggregate amounts of salary and incentive opportunities each year that it considers appropriate based on the market and peer analyses of total direct compensation for officers of other companies in similar positions as our NEOs. Since the LTIP was adopted, the percentages of our NEOs' base salary rates that may be paid at Target levels of performance generally have increased, while, in general, there have been limited increases in our NEOs' base salaries. As a result, payments of performance-based LTIP awards have become a substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The following table lists percentages of base salary rates and dollar amounts that could be paid in future years to our NEOs at each performance level under all outstanding LTIP awards they currently hold, including those granted to them in January 2022 for the 2022-2024 Performance Period.

Name	Performance Period	Target Level Percentage of Base Pay	Potential Payment for Performance at:		
			Threshold Level (1)	Target Level (1)	Stretch Level (1)
Frank B. Holding, Jr.	2020-2022	260%	$ 1,275,300	$ 2,550,600	$ 3,188,250
	2021-2023	475%	2,398,750	4,797,500	5,996,875
	2022-2024	475%	2,398,750	4,797,500	7,196,250
Craig L. Nix	2020-2022	215%	682,625	1,365,250	1,706,563
	2021-2023	325%	1,096,875	2,193,750	2,742,188
	2022-2024	325%	1,096,875	2,193,750	3,290,625
Hope H. Bryant	2020-2022	215%	725,625	1,451,250	1,814,063
	2021-2023	400%	1,400,000	2,800,000	3,500,000
	2022-2024	400%	1,400,000	2,800,000	4,200,000
Peter M. Bristow	2020-2022	215%	725,625	1,451,250	1,814,063
	2021-2023	400%	1,400,000	2,800,000	3,500,000
	2022-2024	400%	1,400,000	2,800,000	4,200,000
Lorie K. Rupp	2020-2022	170%	425,000	850,000	1,062,500
	2021-2023	250%	687,500	1,375,000	1,718,750
	2022-2024	250%	687,500	1,375,000	2,062,500

(1) Performance goals were set for awards for the 2020-2022 and 2021-2023 Performance Periods at Threshold, Target and Stretch TBV+D Growth Rate levels of 12%, 24% and 36%, respectively. Performance goals were set for awards for the 2022-2024 Performance Period at Threshold, Target and Stretch TBV+D Growth Rate levels of 12%, 30% and 48%, respectively.

All awards listed in the table above are subject to the Committee's clawback policy described above under the caption "Incentive Compensation Clawback Policy."

Bonuses. From time to time the Committee may consider and recommend, and the Boards of Directors may approve, payment of a discretionary cash bonus to one or more executive officers based on particular performance or achievement considerations or other factors related to the retention of motivated and talented executive officers.

During January 2022, the Committee recommended, and the Boards approved, the payment of special, merger-related cash bonuses for 2021 to certain of our and the Bank's executive officers and associates, including each of our NEOs. These "merger success" bonuses were intended to recognize the performance and contributions of and additional demands on our management team during late 2020 and through 2021 in connection with our merger with CIT. The amounts of those bonuses were not based on any formula. Rather, they were recommended by the Committee based on its consideration of individual contributions in the successful completion of the merger and our financial performance. For Mr. Holding specifically, and our other NEOs who have leadership roles in the company, the Committee assessed 2021 performance at an "exceeds" level supporting the merger success bonuses, including their performance in:

- developing integration and conversion plans for the merger for execution upon merger closing;

- obtaining required Federal and State regulatory approvals for the merger;

- maintaining strong financial performance and associate morale despite the unanticipated delay in receiving final regulatory approvals on December 17, 2021;

- overseeing and supporting the successful accomplishment of our 2021 Competitive Path goals related to Customer Relationship, Talent/Culture and Operational Efficiency;

- strengthening the leadership team and succession strategies; and

- practicing and implementing strong risk management strategies.

As a result of their efforts and achievements, our transformational merger with CIT was successfully completed on January 3, 2022 and has more than doubled our assets to over $100 billion and significantly increased the breadth and complexity of our business with the addition of multiple new business lines. The Committee believes the merger will contribute to the long-term value of our company and our shareholders' investments and, as a result, that the payment of those bonuses is aligned with the central objectives of our strategic plan and our executive compensation philosophy. The amounts of those bonuses paid to our NEOs for 2021 are listed in the Summary Compensation Table in the column under the heading "Bonuses."

Merger Integration Incentives. The Committee is considering providing future incentive opportunities intended to motivate and reward certain of our executive officers and associates for the achievement of specific merger integration and performance goals.

Non-Qualified Deferred Compensation Plans

During February 2021, the Committee recommended, and FCB's Board approved, an unfunded, non-qualified deferred compensation plan (the "FCB Plan") that permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of up to 80% of their base salaries and certain eligible bonuses, including LTIP award payments. FCB credits participants' deferred amounts with deemed investment returns based on hypothetical investment options selected by the participants from a menu of investment options which are used only for purposes of measuring the amounts to be credited by FCB to participants' accounts. With the exception of a money-market fund available to FCB Plan participants which, due to operational capabilities of our FCB Plan record keeper, is different from the substantially similar money market fund offered to participants in our Section 401(k) plans, each of the deemed investment options available to participants in the FCB Plan also is available to Section 401(k) plan participants for the investment of their accounts under those plans. The FCB Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant and Mr. Bristow were participants in the FCB Plan during 2021, but Mr. Nix and Mrs. Bryant elected to defer only a portion of their LTIP award payment each year, and the FCB Plan did not become effective until March 1, 2021, after LTIP payments had been made in February 2021 for the 2018-2020 Performance Period. As a result, neither of them deferred any compensation during 2021. Mr. Bristow also elected to defer a portion of his 2021 salary and is the only NEO who deferred any compensation or had any deemed investment return credited to his account under the FCB Plan during 2021. Mr. Holding and Mrs. Rupp were eligible to participate in the FCB Plan during 2021 but did not elect to defer any compensation.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, non-qualified deferred compensation plans (the "FCB-SC Plans") in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, accrue interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow each have accounts under both of the FCB-SC plans, and a portion of the interest credited to each of their accounts for 2021 was considered to be "above market" under the SEC's disclosure rules and is included in their amounts listed under the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table and described in footnotes to that table.

Additional information about the above three plans, including amounts deferred by Mr. Bristow during 2021 under the FCB Plan, earnings credited to Mr. Nix's and Mr. Bristow's accounts for 2021 under all plans, and their respective year-end account balances, is contained in this proxy statement under the caption "*Executive Compensation* – Non-Qualified Deferred Compensation."

Retirement Plans

We maintain the following qualified plans under which retirement benefits are provided to our NEOs and other associates:

- two defined benefit pension plans, including our plan and a separate plan previously maintained by FCB-SC that FCB continues to maintain and administer to provide benefits to FCB-SC's former officers and associates who were participants in that plan;

- a legacy Section 401(k) defined contribution plan; and

- an enhanced Section 401(k) defined contribution plan.

During 2007, changes were made to our and FCB-SC's retirement plan programs that were designed to reduce the volatility of our pension plan expense, while preserving the competitive retirement benefits we provide to our associates. The changes included the retention of pension and Section 401(k) plans as they existed at the time the changes were made (now referred to as the "legacy plans"), and the addition of "enhanced" Section 401(k) plans. Associates of FCB and FCB-SC hired after the changes were made would participate only in the enhanced Section 401(k) plans and would not become participants in the pension plans. Eligible associates hired before the changes made one-time elections to:

- continue to participate in the pension and legacy Section 401(k) plans; or

- participate only in the enhanced Section 401(k) plans rather than the legacy Section 401(k) plans, in which case they would continue to be participants in the pension plans, but their pension plan benefit service would be frozen and no further benefits would accrue.

FCB's and FCB-SC's pension plans continue to exist as separate plans, but, following the merger, FCB-SC's legacy and enhanced Section 401(k) plans were merged into to FCB's corresponding plans. At the time of the change, Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow were pension plan participants and each elected to remain in the legacy plans. Mrs. Rupp was first employed by FCB after FCB's pension plan was frozen to new participants and, as a result, participates only in the enhanced Section 401(k) plan.

The following table contains a brief description of our qualified plans.

Benefit	Description
FCB and FCB-SC Defined Benefit Pension Plans	Each plan provides a monthly retirement benefit based on a formula that takes into account a participant's compensation covered by the plan and his or her years of service.
Legacy Section 401(k) Defined Contribution Plan (for associates hired before the 2007 changes who elected to continue participation in one of the defined benefit pension plans)	Provides a matching employer contribution to each participant's account of up to 4.5% of the participant's eligible compensation (up to a maximum matching contribution of $13,050 for 2021).
Enhanced Section 401(k) Defined Contribution Plan (for associates who are not participants in one of the defined benefit pension plans or who are participants in but no longer accrue benefit service under one of the pension plans)	Provides a matching employer contribution to each participant's account of up to 6% of the participant's eligible compensation (up to a maximum matching contribution of $17,400 for 2021). In addition, a profit sharing contribution is made to each participant's account equal to 3% of the participant's eligible compensation (up to a maximum profit sharing contribution of $8,700 for 2021).

Further information about the terms of the defined benefit pension plans (including the calculation of benefits under the plans), as well as our legacy and enhanced Section 401(k) plans (including the calculation of matching contributions), is contained in this proxy statement under the caption "*Executive Compensation* – Retirement Benefits and Separation from Service Payments."

Non-Qualified Separation from Service Agreements

FCB has non-qualified separation from service agreements with Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow and certain of our other executive officers that were entered into before our LTIP was approved in 2014. The agreements provide for payments for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. No new agreements have been entered into since our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Mrs. Rupp does not have a separation from service agreement. When originally approved, the agreements were intended to help us retain and reward the long-term service of key officers within our organization, and to assure their continued loyalty following a separation from service. Because payments will be made to the officers only if they continue in FCB's employment until their specified ages, the Committee believed the agreements were consistent with our objective of encouraging and rewarding long-term service and loyalty. The Committee also believed the additional long-term benefit provided to our NEOs under the agreements enhanced our compensation program by mitigating to some degree its lack at that time of any incentive compensation plan or any equity-based compensation. In return for payments, each officer is obligated to provide limited consultation services to, and not to compete against, FCB during the payment period. Further information about the terms of the agreements is contained in this proxy statement below under the caption "*Executive Compensation* – Retirement Benefits and Separation from Service Payments."

The amounts of payments provided for in the agreements with our NEOs are calculated as percentages, ranging from approximately 20% to approximately 45%, of the officers' base salary rates at the time their agreements were approved. In the past, from time to time the agreements have been amended to change the amounts and/or percentages used to calculate payment amounts in order to reflect increases in officers' base salaries, but there have been no adjustments to agreements with any of our current NEOs since 2011, and no further adjustments to those agreements currently are contemplated.

Personal Benefits

We do not provide an extensive array of perquisites or personal benefits to our executive officers beyond those benefits (including individual and family group insurance coverages) that are available generally to all our associates. However, for the convenience of our NEOs, or under our risk management program, or for other specific purposes, from time to time certain of our NEOs do receive, or are deemed to have received, other benefits that are not directly related to the performance of their duties as executive officers or that otherwise confer a benefit that has a personal aspect. As part of its review of our NEOs' overall compensation each year, the Committee reviews all personal benefits being provided or proposed to be provided to executive officers, and it recommends to the Boards of Directors whether those benefits should be approved or continued. Benefits that certain of our NEOs received, or were deemed to have received, during 2021 included:

- maintenance and monitoring of security systems in Mr. Holding's, Mr. Nix's, Mrs. Bryant's and Mr. Bristow's residences under our risk management program;

- services of staff personnel that we attribute to Mr. Holding's personal activities; and

- use of corporate apartments maintained by FCB primarily for executives traveling for business purposes.

Since 2005, our Boards of Directors have maintained a policy under which FCB will, as deemed advisable, install, maintain and monitor security systems in the homes of certain executive officers. The Boards believe the safety of our key executive officers is a business concern, and they approved the policy as part of our risk management program. Under the policy, each officer in whose home FCB installs a security system agrees to purchase that equipment from FCB, at its depreciated book value, following retirement or other termination of employment. FCB periodically replaces or upgrades the security systems in NEOs' residences as technology improves or the systems age. FCB's annual expenditures associated with the installation (including replacement), maintenance and monitoring of each officer's security system is treated as a personal benefit to that officer.

We monitor our NEOs' utilization of the services of administrative personnel. To the extent an associate may, from time to time, provide services that relate to an NEO's personal activities, we estimate the staff time devoted to those services and treat a portion of our compensation and benefits expense related to the associate as a personal benefit to that NEO, and those expenses are treated as taxable income to the NEO.

FCB maintains three corporate apartments, including two apartments in a building owned by FCB in Columbia, South Carolina, and one apartment in New York, New York, that was leased during March 2021 in anticipation of our merger with CIT. All of the apartments are available for use by executives for business purposes, with the New York apartment being used primarily by our President, Peter Bristow, whose duties planning for and overseeing the integration of various of CIT's commercial business lines into FCB's operations require frequent trips to the New York area to meet with staff. The Columbia apartments have not been regularly used by FCB's executives and, because the closing of the merger with CIT was delayed, the New York apartment was seldom used during 2021. Although the apartments are intended as lodging for FCB executives during business trips, on occasion they have been used for personal purposes. For each day of such personal use, we have allocated to the executive, as a personal benefit, our aggregate incremental cost associated with that personal use.

In the case of each of our NEOs, we believe our incremental costs associated with personal benefits we provided during 2021 did not exceed an aggregate of $10,000. As a result, the costs of the benefits they received are not included in their 2021 compensation listed in the Summary Compensation Table. Our executive officers also are covered by a directors and officers liability insurance policy paid for by FCB, and we also provide each executive officer with group life, health, medical and other insurance coverages for themselves and their spouses and families on the same terms as those coverages are provided to all full-time associates. We do not consider those insurance coverages to be perquisites and the cost of that insurance is not included in the Summary Compensation Table or in our calculation of the incremental cost of benefits provided to our NEOs.

EXECUTIVE OFFICERS

We consider our and FCB's officers who are listed below to be our current executive officers. Mrs. Alemany and Ms. Harney were appointed to and serve in their executive positions pursuant to letter agreements between them and the Bank which were entered into in connection with our merger with CIT. Additional information about those agreements is contained in this proxy statement under the caption "*EXECUTIVE COMPENSATION*–Employment and Compensation Arrangements with Former CIT Officers." Each other officer serves at the pleasure of the Boards until his or her removal, resignation, retirement, death or disqualification, or until his or her successor is duly elected and qualified.

Name and Age	Member of Our Executive Leadership Team	Positions with FCB and Us
Frank B. Holding, Jr. 60	✓	FCB's and our Chairman since February 2009, and FCB's and our Chief Executive Officer since January 2008. Previously, Chief Executive Officer of our former subsidiary, IronStone Bank, from February 2009 to January 2011, and our and FCB's President from 1994 to February 2009. Employed by FCB since 1983.
Hope H. Bryant 59	✓	FCB's and our Vice Chairwoman since January 2011. Previously, President of our former subsidiary, IronStone Bank, from 2006 until January 2011, and FCB's Executive Vice President from 2002 until January 2011. Employed by FCB since 1986.
Ellen R. Alemany 66		FCB's and our Vice Chairwoman since January 2022. Previously, Chairwoman and Chief Executive Officer of CIT and its subsidiary, CIT Bank, N.A. (2016-2022); Director of CIT (2014-2022); Head of RBS Americas ("RBS") (management structure that oversees Royal Bank of Scotland's Americas business, 2007-2013) and Chief Executive Officer of RBS Citizens Financial Group, Inc. (bank holding company subsidiary of RBS, 2008-2013); employed by Citigroup beginning in 1987 where she served as the Chief Executive Officer, Global Transaction Services (2006-2007), Commercial Business Group Executive Vice President (2003-2006), President and Chief Executive Officer of CitiCapital (2001- 2006), and in executive positions in Citigroup's Global Corporate Bank. Employed by FCB since January 2022.
Peter M. Bristow 56	✓	FCB's and our President since November 2014. Previously, Executive Vice President and Chief Operating Officer of First Citizens Bancorporation, Inc. and President and Chief Operating Officer of First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014.
Craig L. Nix 50	✓	FCB's and our Chief Financial Officer since November 2014. Previously, Executive Vice President and Chief Financial Officer of First Citizens Bancorporation, Inc. and First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014.
Lorie K. Rupp 57	✓	FCB's and our Chief Risk Officer since March 2017. Previously, FCB's and our Chief Accounting Officer from 2013 to 2017; Consulting Director with KPMG, LLP from 2011 to 2013; Senior Vice President of Accounting and Finance of Regions Financial Corporation from 2008 to 2009; and Senior Vice President of Finance of Bank of America from 1990 to 2008. Employed by FCB since 2013.
Jeffery L. Ward 61	✓	FCB's and our Chief Strategy Officer since October 2014. Previously, Regional Executive Vice President of FCB from 2004 to 2014. Employed by FCB since 1992.

Name and Age	Member of Our Executive Leadership Team	Positions with FCB and Us
Marisa J. Harney 64	✓	FCB's and our Chief Credit Officer since January 2022. Previously, Executive Vice President (2018-2022) and Chief Credit Officer (2016-2022) of CIT and CIT Bank, N.A.; Chief Risk Officer, GE Capital Americas (2013-2016); Head of Corporate Credit Risk of the Americas, Bank of America (2004-2013); Senior Credit Executive, Credit Suisse First Boston (1997-2004); team leader in Chemical Bank's and CIBC World Markets' Media & Telecom groups (1985-1997). Employed by FCB since January 2022.
Matthew G. T. Martin 42		FCB's and our Chief Counsel and Corporate Secretary since June 2021. Previously, United States Attorney, Middle District of North Carolina, from 2018 to 2021; Associate General Counsel, Duke Energy Corp (2013 to 2018); and Partner with the law firm of Smith Anderson in Raleigh, N.C. (until 2013). Employed by FCB since June 2021.
West Ludwig 53		FCB's Executive Vice President and Chief Human Resources Officer since 2018. Previously, Senior Vice President, Human Resources for MZ, Inc. (internet gaming technology) from 2016 to 2018 and Executive Vice President, Human Resources for Fidelity Investments, Inc. (financial services) from 2008 to 2016. Employed by FCB since 2018.

EXECUTIVE COMPENSATION

Summary

The Summary Compensation Table below shows the cash and certain other compensation paid (or proposed to be paid) or provided by FCB to or deferred by our named executive officers listed in the table (our "NEOs") for 2021, 2020, and 2019. Our NEOs also serve as executive officers of FCB. They are compensated by FCB for their services as its officers, and they receive no separate salaries or other compensation from us. Each of our NEOs is employed on an "at will" basis and they serve in their positions at the pleasure of our Board of Directors, and none of them has an employment agreement with us or FCB. No stock options or grants or other equity awards have been granted to any of our NEOs, nor are there any arrangements under which payments would be made to our NEOs, or the vesting of any of our NEOs' benefits would be accelerated, upon a change in control of our company or FCB.

SUMMARY COMPENSATION TABLE

Name and Principal Position During 2021	Year	Salary (3)	Bonus (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (6)	All Other Compensation (7)	Total
Frank B. Holding, Jr. (1)	2021	$ 1,010,000	$ 1,500,000	$ 3,046,365	$ 60,063	$ 13,050	$ 5,629,478
Chairman and	2020	977,525	-0-	2,865,000	581,100	12,825	4,436,450
Chief Executive Officer	2019	964,075	-0-	2,327,813	719,854	12,600	4,024,342
	2021	$ 675,000	$ 575,000	$ 1,606,500	$ 23,019	$ 13,050	$ 2,892,569
Craig L. Nix	2020	629,250	-0-	1,500,000	312,185	12,825	2,454,260
Chief Financial Officer	2019	609,000	-0-	1,125,000	342,375	12,600	2,088,975
	2021	$ 700,000	$ 900,000	$ 1,731,188	$ 54,538	$ 13,050	$ 3,398,776
Hope H. Bryant (1)	2020	671,125	-0-	1,625,000	426,481	12,825	2,735,431
Vice Chairwoman	2019	657,125	-0-	1,300,000	513,445	12,600	2,483,170
	2021	$ 700,000	$ 900,000	$ 1,731,188	$ 65,503	$ 13,050	$ 3,409,741
Peter M. Bristow (1)	2020	671,125	-0-	1,625,000	424,684	12,825	2,733,634
President	2019	657,125	-0-	1,300,000	496,935	12,600	2,466,660
Lorie K. Rupp (2) Chief Risk Officer	2021	$ 550,000	$ 525,000	$ 670,313	$ -0-	$ 26,100	$ 1,771,413

(1) Mr. Holding, Mrs. Bryant and Mr. Bristow each served as a member of our and FCB's Boards of Directors during each year, but they received no additional compensation for their services as directors.

(2) Mrs. Rupp became an NEO for the first time for 2021.

(3) Salary amounts include the portion of each officer's base salary paid by FCB that was deferred at the officer's election under our Section 401(k) plans and, in the case of Mr. Bristow for 2021, under FCB's non-qualified deferred compensation plan.

(4) Reflects discretionary "merger success" bonuses paid for 2021 to the NEOs during February 2022 in connection with our transformational merger with CIT which has more than doubled our assets to over $100 billion. Additional information about the merger success bonuses is contained in the discussion under the heading *"COMPENSATION DISCUSSION AND ANALYSIS."*

(5) Reflects amounts paid for each year with respect to awards under FCB's LTIP, as described in the narrative discussion under the caption "Long-Term Incentive Plan."

(6) Amounts in this column consist of two components, including:

- "Change in Pension Value," which represents the net aggregate amount of the increase, if any, for each year in (i) the actuarial present value of, for officers who are pension plan participants, those officers' accumulated benefits under defined benefit pension plans, and (ii) for officers who are parties to separation from service agreements with FCB, the present value of monthly payments that would be made under those agreements to the officers in the future for a period of 10 years following their separation from service at agreed-upon ages; and

- in the case of Mr. Nix and Mr. Bristow only, "Non-qualified Deferred Compensation Earnings," which represent amounts of interest paid on non-qualified deferred compensation that is considered to be "above market" under the SEC's disclosure rules.

"Change in Pension Value" amounts do not represent payments actually received by officers. As further described in the narrative discussion under the caption "Retirement Benefits and Separation from Service Payments," each year we determine present values of benefits and future payments under the pension plans and separation from service agreements as of December 31 in order to reflect the amounts of our future obligations to the named officers under the plans and those agreements in our consolidated financial statements. Future payments are projected based on a number of assumptions, including assumptions regarding future events (including, in the case of the pension plans, mortality assumptions), and we discount the projected future payments to present values using a rate of interest calculated by a third party based on a theoretical portfolio of high quality corporate bonds that would be sufficient to provide for projected payments under the pension plans and agreements. Under financial and pension accounting principles, those assumptions and the discount rates change from time to time. In general, the present value of an officer's future payments increases as the officer grows older and the time before the commencement of those payments decreases. The present values also increase if the discount rate used in the calculation decreases from one year to the next, and they decrease if the discount rate increases. Changes in the other assumptions we use also can result in increases or decreases in present values. The discount rates used for calculating the present values for each year covered in the table below were 3.04% for 2021, 2.76% for 2020, and 3.46% for 2019. For 2021, present values increased by a lesser amount than in prior years, or, in the case of separation from service agreements, decreased, resulting primarily from an increase in the discount rate used in determining present values (as compared to the rate used for the prior year), offset somewhat by a one-year decrease in the time before commencement of payments. For each of 2020 and 2019, aggregate present values at December 31 increased as compared to the amounts at December 31 of the preceding year, resulting primarily from a decrease in the discount rates used in determining present values (as compared to the rates used for 2019 and 2018), combined with a one-year decrease in the time before commencement of payments. Present value amounts could increase or decrease in future years if discount rates decrease or increase or there are changes in other assumptions. The separate increases or decreases for each officer under the pension plans and the separation from service agreements for 2021, 2020, and 2019 are listed in the following table.

	F. B. Holding, Jr.	C. L. Nix	H. H. Bryant	P. M. Bristow	L. K. Rupp (a)
2021					
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 63,624	$ 21,434	$ 60,926	$ 42,371	(b)
Increase (decrease) in present value of future monthly payments under separation from service agreements	(3,561)	(17,770)	(6,388)	(14,510)	(b)
Aggregate increase (decrease)	$ 60,063	$ 3,664	$ 54,538	$ 27,861	(b)
2020					
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 270,262	$ 191,328	$ 299,648	$ 249,288	—
Increase (decrease) in present value of future monthly payments under separation from service agreements	310,838	103,021	126,833	140,708	—
Aggregate increase (decrease)	$ 581,100	$ 294,349	$ 426,481	$ 389,996	—
2019:					
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 346,491	$ 213,719	$ 363,768	$ 303,653	—
Increase (decrease) in present value of future monthly payments under separation from service agreements	373,363	112,225	149,677	161,326	—
Aggregate increase (decrease)	$ 719,854	$ 325,944	$ 513,445	$ 464,979	—

(a) Mrs. Rupp became an NEO for the first time for 2021.
(b) Mrs. Rupp is not a participant in a pension plan and is not a party to a separation from service agreement.

In addition to their "Changes in Pension Values," the amounts listed in this column of the Summary Compensation Table for 2021, 2020, and 2019 for Mr. Nix and Mr. Bristow include "Non-qualified Deferred Compensation Earnings" which represent portions of the interest accrued by FCB on their accounts each year under non-qualified deferred compensation plans it assumed from FCB-SC in 2014 that is considered to be "above market" (for 2021, $19,355 for Mr. Nix, and $37,642 for Mr. Bristow). Those "above market" amounts equal the portions of total interest FCB credited to each officer's accounts each year at the fixed interest rate provided for in the plans that exceed the amounts that would have been accrued at rates equal to 120% of the Internal Revenue Service's "applicable federal rates" for the months during which the actual fixed accrual rate was set. Interest credited to their accounts that is not considered to be "above market" is not included in the table. None of our other NEOs had any "Non-qualified Deferred Compensation Earnings" for 2021, and none are included in their amounts listed for any year in this column. Additional information regarding our NEOs' participation in non-qualified deferred compensation plans during 2021 is contained in the discussion under the caption "Non-Qualified Deferred Compensation."

(7) The following table describes each officer's "Other Compensation" for 2021.

Description	F. B. Holding, Jr.	C. L. Nix	H. H Bryant	P. M. Bristow	L. K. Rupp
FCB's matching contributions under our legacy and enhanced Section 401(k) plans (a)	$ 13,050	$ 13,050	$ 13,050	$ 13,050	$ 17,400
FCB's additional profit sharing contributions under our enhanced Section 401(k) plan (a)	—	—	—	—	8,700
Estimates of FCB's incremental costs related to personal benefits (b)	—	—	—	—	—
Total Other Compensation	$ 13,050	$ 13,050	$ 13,050	$ 13,050	$ 26,100

(a) Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow participate in our legacy Section 401(k) plan and, as a result, received FCB's matching contributions to their accounts during 2021 but did not receive additional profit sharing contributions. Mrs. Rupp participates in our enhanced Section 401(k) plan and received a profit sharing contribution to her account for 2021 in addition to FCB's matching contributions under that plan. The legacy and enhanced plans are described below under the caption "Section 401(k) Plans."
(b) From time to time our executive officers, including our NEOs in the table above, receive or may be deemed to have received various personal benefits from FCB. We believe FCB's aggregate incremental cost associated with personal benefits provided during 2021 to each of our NEOs did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the table above or in the "All Other Compensation" column in the Summary Compensation Table. FCB also provides each of our executive officers with group life, health, medical and other insurance coverages for themselves and their

spouses and families on the same terms as those coverages are provided to all full-time employees. The cost of that insurance is not included in the table. Additional information regarding personal benefits is contained in the discussion under the heading "*COMPENSATION DISCUSSION AND ANALYSIS.*"

Long-Term Incentive Plan ("LTIP")

Under FCB's LTIP, eligible associates of FCB and its affiliates may be offered opportunities to earn awards stated as percentages of their base salary rates, and payable in cash, based upon attainment of objective performance goals. The LTIP is intended to promote a closer alignment of the participants' interests with our corporate interests and the long-term interests of our shareholders, and to encourage participants' efforts to enhance our efficiency, profitability, growth and value. Each year our Compensation, Nominations and Governance Committee considers the grant of new awards under the LTIP. Awards granted each year have provided for payments based on performance goals measured over stated periods of time ("Performance Periods") which generally have been specified as three calendar years. As reflected in the table below, during January 2021, the Committee approved the grant of awards to each of our NEOs under the LTIP for a new, three-year 2021-2023 Performance Period.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Performance Period	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		
			Threshold	Target	Stretch
Frank B. Holding, Jr.	01/26/2021	2021-2023	$2,398,750	$4,797,500	$5,996,875
Craig L. Nix	01/26/2021	2021-2023	1,096,875	2,193,750	2,742,188
Hope H. Bryant	01/26/2021	2021-2023	1,400,000	2,800,000	3,500,000
Peter M. Bristow	01/26/2021	2021-2023	1,400,000	2,800,000	3,500,000
Lorie K. Rupp	01/26/2021	2021-2023	687,500	1,375,000	1,718,750

(1) "Threshold," "Target" and "Stretch" amounts reflect the amounts of awards that may be paid to each NEO at "Threshold" (i.e., minimum), "Target" and "Stretch" (i.e., maximum) levels of performance during the 2021-2023 Performance Period in relation to goals set by the Committee for the awards. Each NEO's award specified an amount payable at the Target level of performance ("Target Amount") which was determined based on a percentage of the officer's 2021 base salary rate as follows: Mr. Holding – 475%; Mr. Nix – 325%; Mrs. Bryant – 400%; Mr. Bristow – 400%; and Mrs. Rupp – 250%. At the end of the Performance Period, payments may be made to the officers equal to 50%, 100% and 125% of their Target Amounts for performance at the Threshold, Target and Stretch levels, respectively. If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each NEO will be interpolated by the Committee. Stretch amounts are the maximum amounts that may be paid for the 2021-2023 Performance Period.

The LTIP is administered by our Compensation, Nominations and Governance Committee, which selects associates to whom awards will be granted. All salaried associates who are considered to be in the "Executive Career Level," as defined by FCB's Career Framework, are eligible to participate in the LTIP.

In general, when the Committee grants awards under the LTIP, it establishes the Performance Period during which performance will be measured, establishes one or more specific written performance objectives and specific goals for each participant and/or for each group of participants for that Performance Period, and assigns to each participant a target award (a "Target Amount") for the Performance Period. Performance Periods are coincident with one or more of our fiscal years, or any portions thereof, and to date they have been overlapping. Each participant may earn a percentage set by the Committee at the time of grant (the "Award Percentage," which may exceed or be less than 100%) of his or her Target Amount based on the extent of attainment of the performance goals established by the Committee for the relevant Performance Period. However, for awards granted prior to 2022, the maximum amount that may be paid to any one participant in any one year under the LTIP is $7 million. During January 2022, the Committee recommended, and the Boards approved, an amendment to the LTIP to increase the maximum payment amount to $10 million for awards granted beginning in 2022. The Committee also modified its standard form of award agreement to impose non-solicitation and nondisclosure obligations on participants as conditions to awards beginning in 2022. The non-solicitation obligations cover the term of each participant's employment with FCB and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant will generally be prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions will require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

Performance objectives under the LTIP may be based on individual, business unit/function, and/or corporate performance, or any combination thereof. If a participant's performance goals are based on a combination of performance criteria, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. The Committee also may apply other or non-objective performance criteria for participants to the extent permitted, or not prohibited, by applicable law and regulations. The targeted levels of performance with respect to performance objectives may be established at such levels and on such terms as the Committee in its discretion may determine, including but not limited to on an absolute basis, in relation to performance in a prior Performance Period, and/or relative to one or more peer group companies or indices, or any combination thereof, and performance objectives may be calculated without regard to extraordinary items. The Committee may adjust awards as appropriate for partial achievement of goals or other factors, and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated.

Performance objectives are required to be established by the Committee no more than 90 days after the commencement of the Performance Period to which the objectives relate and before 25% of the relevant Performance Period has elapsed. As soon as practicable after the end of a Performance Period, the Committee will determine whether performance goals for the period were met and, if so, at what level of achievement, under specific formulae established for the period. If performance goals are met, the Committee will determine the amount of each participant's Target Amount that has been earned and will be paid. The Committee has unilateral discretion to reduce or eliminate the amount of an award, including an award otherwise earned and payable under the LTIP.

The Committee has discretion to determine whether awards will be paid or forfeited in the event of a participant's termination of employment before the end of a Performance Period or prior to payment of such awards. If a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or another similar event occurs, or if the participant's employment is otherwise terminated (except for cause) by us during a Performance Period, a pro rata share of the participant's award based on the period of actual participation may be paid to the participant, at the Committee's discretion, after the end of the Performance Period if and to the extent that it would have become earned and payable had the participant's employment status not changed.

Our Board of Directors may amend, discontinue or terminate the LTIP in whole or in part at any time, subject to shareholder approval of any amendments if required by applicable laws, rules or regulations and to participant consent if any such action may adversely affect any award earned and payable under the LTIP at that time. However, the Committee has unilateral authority to amend the LTIP and any award (without participant consent) to the extent necessary to comply with applicable laws, rules or regulations or changes to applicable laws, rules and regulations, as well as to reduce or eliminate an award. The Committee also may adjust or modify the terms of awards, performance objectives or performance calculations (i) in the event of a large, special and non-recurring dividend or distribution, or a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, forward or reverse split, stock dividend, liquidation, dissolution or other similar corporate or strategic transactions, or in recognition of any other unusual or nonrecurring event or extraordinary item affecting us or our financial statements, or (ii) in response to changes in applicable laws and regulations, accounting principles and tax rates, or changes in business conditions or the Committee's assessment of our business strategy. In addition, the Committee's authority to grant awards and authorize payments under the LTIP does not restrict its authority, and the Board reserves the right, to grant compensation under other compensation plans or programs, grant discretionary bonuses, or otherwise pay compensation, to any officers and associates.

As described under the caption "*COMPENSATION DISCUSSION AND ANALYSIS* — Incentive Compensation Clawback Policy," payments of awards under the plan are subject to the Committee's Incentive Compensation Policy under which the Committee may, at its discretion, and under specified circumstances, require any current or former associate, including an executive officer, to forfeit future incentive payments, or to repay all or any portion of any previously paid performance-based compensation, including payments for LTIP awards.

Under the awards granted during January 2021 that are listed in the table above, a percentage of the Target Amount of each award could be earned at the end of its Performance Period based on the extent to which we have attained performance goals set for the awards. As has been the case with all previous awards, the performance goals for the awards were based on growth in the tangible book value per share ("TBV") of our common stock, plus cumulative dividends per share ("D") paid, over the 2021-2023 Performance Period that applies to the awards (the "TBV+D Growth Rate") and were set at "Threshold" (i.e., minimum), "Target" and "Stretch" (i.e., maximum) TBV+D Growth Rate levels of 12.0%, 24.0% and 36.0%, respectively. Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the total outstanding shares of both classes of our common stock. The TBV+D Growth Rate is determined according to the following formula: TBV at the end of the Performance Period, minus TBV at the beginning of the Performance Period, plus cumulative dividends paid on the stock during the Performance Period, divided by TBV at the beginning of the Performance Period, subject to adjustments the

Committee is authorized by the terms of the LTIP to make to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period (such as acquisitions and share repurchases) that may have an immediate impact on TBV but which the Board believes will be beneficial to shareholders in future years. The Threshold, Target and Stretch performance levels set by the Committee for the awards would result in Award Percentages of 50%, 100% and 125%, respectively, of the Target Amounts. In the table, the dollar amounts reflect the amounts that could be earned and paid at each performance level set by the Committee.

On December 31, 2021, the 2019-2021 Performance Period ended for awards granted during 2019, and during February 2022 payments were made to participants in the LTIP with respect to those three-year awards. The Threshold, Target and Stretch performance levels set by the Committee for those awards were TBV+D Growth Rates of 12.0%, 24.0% and 36.0%. After making adjustments that reduced the TBV+D Growth Rate for the impact of intangible assets related to acquisitions and share repurchases during 2018, 2019 and 2020, the Committee determined that our TBV+D Growth Rate for the Performance Period, as so adjusted, exceeded the Stretch performance level of 36.0%, and payments were made to LTIP participants at the maximum Award Percentage of 125% of Target Amounts. The amounts of those payments made to our NEOs are listed on the 2021 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

Information regarding all outstanding awards under the plan currently held by our NEOs is contained in the discussion under the caption "*COMPENSATION DISCUSSION AND ANALYSIS* — Long-Term Incentives."

Retirement Benefits and Separation from Service Payments

We have two separate defined benefit pension plans (including our original plan and a separate plan previously maintained by FCB-SC covering its former officers and associates) under which benefits are provided to plan participants following their retirement, and two separate Section 401(k) defined contribution plans under which plan participants may defer a pre-tax portion of their compensation for retirement and receive employer matching contributions to their accounts equal to a portion of their voluntary deferrals and, under one of the plans, additional profit sharing contributions to their accounts.

In addition, FCB has separation from service agreements with certain executive officers which provide for payments to the officers or their beneficiaries for a period of 10 years following their separation from service at specified ages or their deaths.

The following table provides information about benefits under the pension plans and the separation from service agreements for each of our NEOs.

PENSION BENEFITS
AND SEPARATION FROM SERVICE AGREEMENTS

Name	Plan Name (2)	Number of Years Credited Service (3)	Present Value of Accumulated Benefit (4)(5)	Payments During Last Fiscal Year
Frank B. Holding, Jr.	Pension plan	38	$ 1,964,518	$ -0-
	Separation from service agreement	N/A	2,890,066	-0-
Craig L. Nix	Pension plan	22	933,345	-0-
	Separation from service agreement	N/A	594,694	-0-
Hope H. Bryant	Pension plan	35	1,967,501	-0-
	Separation from service agreement	N/A	1,069,352	-0-
Peter M. Bristow	Pension plan	30	1,522,731	-0-
	Separation from service agreement	N/A	1,022,756	-0-
Lorie K. Rupp (1)	Pension plan	—	—	—
	Separation from service agreement	—	—	—

(1)   Mrs. Rupp is not a participant in either of our pension plans and is not a party to a separation from service agreement.
(2)   Mr. Holding and Mrs. Bryant are participants in and entitled to benefits under FCB's pension plan, and they are parties to separation of service agreements with FCB. Mr. Nix and Mr. Bristow are participants in and entitled to benefits under the pension plan previously provided by FCB-SC which FCB continues to maintain and administer to provide benefits to the former officers and associates of FCB-SC who are participants in that plan, and they are parties to separation from service agreements that were assumed by FCB from FCB-SC.

(3) Years of credited service under the pension plans are as of December 31, 2021. Payments under the separation from service agreements are not determined on the basis of years of credited service.

(4) The amounts shown for the pension plans reflect the actuarial present value of each officer's accumulated benefit as of December 31, 2021. Those amounts were determined using the same interest rate and mortality rate assumptions as were used for purposes of calculating our liability for future benefits in our consolidated financial statements. We used a discount rate of 3.04%, and we assumed that each officer will remain an active associate until, and will retire at, normal retirement age under the plans (65), and that each officer will elect to receive benefits based on a single life annuity. No pre-retirement decrements were applied.

(5) The amounts shown for the separation from service agreements reflect the present values, as of December 31, 2021, of future payments to be made to the officers under their respective agreements. Those amounts were determined using the same assumptions as were used for purposes of calculating our liability for future payments under the agreements in our consolidated financial statements. We used a discount rate of 3.04%, and the monthly payment amounts called for by each officer's agreement (as in effect on December 31, 2021) that would be made to him or her (or his or her beneficiary) in the future over the ten-year payment term that begins six months and one week following separation from service at the officer's agreed-upon age or his or her death. In calculating those amounts, we assumed that each officer will remain an active associate until, and the officer's payments will begin after, the age specified in his or her agreement. As described in the discussion of these agreements under the heading "*Compensation Discussion and Analysis*," amounts of payments generally were calculated as a percentage of the officers' base salaries at the time their agreements were approved. The monthly payment amounts provided for under the named officers' agreements as of December 31, 2021 were as follows: Mr. Holding – $33,056; Mr. Nix – $9,240; Mrs. Bryant – $12,875; and Mr. Bristow – $13,451.

The pension plans, Section 401(k) plans and separation from service agreements are described below, and further information about them is provided in the discussion under the heading "*Compensation Discussion and Analysis*."

Pension Plans. FCB's two defined benefit pension plans include its original plan and the plan previously provided by FCB-SC for its associates which FCB continues to maintain and administer to provide pension benefits for FCB-SC's former officers and associates who are participants in that plan. The terms of the two plans are very similar. Each plan is a non-contributory final average pay plan. Monthly retirement benefits under the pension plans are computed as straight life annuities beginning at age 65 and are not subject to deductions for Social Security benefits or any other offset amounts. Normal retirement age under the plans is the later of age 65 or completion of five years of service. Under FCB's plan, early retirement is permitted for participants who have reached age 50 with at least 20 years of service, or age 55 with at least 15 years of service, while under FCB-SC's plan participants qualify for early retirement when they reach age 50 with at least 15 years of service, or age 55 with at least 10 years of service.

As described under the heading "*Compensation Discussion and Analysis*," participants in FCB's and FCB-SC's pension plans include only those eligible associates who were hired on or before specified dates during 2007 when FCB and FCB-SC restructured their respective pension plans and Section 401(k) plans. Participants in each of the pension plans on those dates could choose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan, or they could choose to participate in an "enhanced" Section 401(k) plan. If they chose the enhanced Section 401(k) plan, they would continue to be participants in the pension plan, but their accrued pension plan benefit service was frozen and no further benefits would accrue.

Under both pension plans, a participant's benefit is based on his or her:

- "average monthly compensation," which is the participant's highest average monthly covered compensation for any five consecutive plan years of service within the last 10 completed years of service prior to retirement;

- in the case of participants who chose to continue in the pension plans and legacy Section 401(k) plans, years of "creditable service," which is the number of calendar years in which the participant completes 1,000 or more hours of service (and which, in the case of participants who elected to participate in the enhanced Section 401(k) plans, was frozen at the time of their election); and

- "covered compensation," which is the average of the participant's Social Security taxable wage base for each year during the 35-year period ending with the year in which the associate attains Social Security retirement age.

We do not grant extra years of service to participants under either pension plan for purposes of calculating benefits.

A participant's annual compensation covered by the plans includes base salary, overtime, and any regular bonuses, including LTIP award payments. However, under the Internal Revenue Service's regulations, during 2021 the maximum amount of covered compensation that could be considered in determining a retiring participant's benefit was $290,000.

A participant's normal monthly benefit amount following retirement will be equal to:

- 1.2% of average monthly compensation multiplied by total plan years of service, not to exceed 35 years if hired on or after January 1, 2005, or 40 years if hired before that date; plus

- 0.65% of average monthly compensation in excess of one-twelfth of covered compensation multiplied by total plan years of service, not to exceed 35 years.

The maximum annual benefit that could be paid to a participant retiring under either plan during 2021 was $230,000. Participants may elect to receive retirement benefits in a joint and survivor annuity rather than a single life annuity. In those cases, the amount of the annual retirement benefit will be actuarially reduced. In cases of early retirement, a participant's annual retirement benefit is actuarially reduced by 5.0% for each year of the first 12 years, and 3.0% for each of the next three years, by which the starting date of the early retirement benefit precedes the participant's normal retirement date, unless the participant elects to defer receipt of benefits until he or she reaches age 65. In the case of participants whose employment continues after age 65, the annual retirement benefit calculated at normal retirement date, as well as the maximum permitted benefit amount, is actuarially increased to reflect the continuing accrual of benefits during their extended employment and the projected reduction in the number of their benefit payments.

On December 31, 2021, Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow were eligible for early retirement under the pension plans.

Non-Qualified Separation from Service Agreements. Under the separation from service agreements between FCB and certain executive officers, including Mr. Holding and Mrs. Bryant, payments will be made to each officer for a period of 10 years following a separation from service that occurs no earlier than a specified age. Mr. Nix and Mr. Bristow are parties to substantially similar agreements which were originally entered into between them and FCB-SC and were assumed by FCB. The benefits provided under the agreement with Mr. Holding and Mrs. Bryant vest at age 65 (or an earlier agreed-upon age). Under the agreements with Mr. Nix and Mr. Bristow, payments will be made following a termination of employment no later than the month in which they reach age 65 or following such other termination as shall be agreed upon. However, no payments are made under any of the agreements until there is a separation from service. In return for payments under the agreements, each officer is obligated to provide limited consultation services to, and not to compete against, FCB during the payment period.

Payments under each agreement begin six months and one week following separation from service. If an officer dies prior to separation from service, or during the payment period following separation from service, the payments under his or her agreement will be made to the officer's designated beneficiary or estate. Except in the case of death, there are no automatic early vesting rights, and FCB may terminate an officer's agreement at any time prior to the separation from service. If an officer's agreement is terminated, or the officer's employment terminates before the age provided in his or her agreement, or another date agreed to by FCB, for any reason other than death, all rights under his or her agreement will be forfeited. However, based on facts and circumstances, the Compensation, Nominations and Governance Committee may recommend, and our Board of Directors may approve, an immediate vesting of an officer's rights under his or her agreement. The agreements do not include any change in control or "golden parachute" provisions or provide for any non-cash benefits.

No new agreements have been entered into since 2014 when our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Amounts of payments provided for in the current agreements with our NEOs are described in the footnotes to the "PENSION BENEFITS AND SEPARATION FROM SERVICE AGREEMENTS" table above.

Section 401(k) Plans. As described in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our legacy and enhanced Section 401(k) plans both are qualified defined contribution plans that provide vehicles for associates to voluntarily defer a pre-tax portion of their compensation for retirement and receive an employer matching contribution on a portion of the maximum voluntary deferral. Our associates are participants in one of the two Section 401(k) plans, depending on when they were first employed and, if they were first employed before we restructured our pension plans and Section 401(k) plans during 2007, depending on elections they made at that time. In the case of associates who elected to participate in the enhanced Section 401(k) plan, account balances under the legacy plan were transferred to the associates' accounts under our enhanced plan. Associates who were hired after the plans were restructured may participate only in the enhanced plan. Currently, newly-hired associates become eligible to participate for purposes of their own voluntary contributions after one full month of employment, and they become eligible to receive employer matching contributions following one full year of employment.

The maximum 2021 voluntary deferral under either plan was $19,500 for a participant under the age of 50, and $26,000 for a participant age 50 or older. Under the legacy Section 401(k) plan, FCB makes a matching contribution to each participant's account equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation, but not more than $13,050 for 2021. Under the enhanced plan, FCB makes a matching contribution to each participant's account equal to 100% of up to 6% of the participant's compensation that he or she defers. In addition, following the close of each plan year, FCB makes a profit-sharing contribution under the enhanced plan to each eligible participant's account equal to 3% of the participant's eligible compensation, without regard to the amount of the participant's voluntary deferrals. During 2021 the maximum matching contribution under the enhanced Section 401(k) plan was $17,400, and the maximum profit-sharing contribution was $8,700.

Each associate's voluntary deferrals, together with all employer contributions to his or her account, are invested in one or more investment vehicles selected by the associate from a menu of publicly-traded mutual funds or other investment vehicles determined from time to time by FCB. Eligibility requirements for participation and matching contributions, as well as investment opportunities, are the same in both the legacy and enhanced Section 401(k) plans.

FCB's Section 401(k) contributions during 2021 for the accounts of our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table and are listed for each officer in a footnote to that table. Mr. Holding, Mr. Nix, Mrs. Bryant and Mr. Bristow are participants in FCB's legacy 401(k) plan, so they did not receive the profit sharing contributions that were made for 2021 to the accounts of participants in the enhanced 401(k) plan. Mrs. Rupp participates in the enhanced Section 401(k) and did receive a profit sharing contribution to her account for 2021.

Non-Qualified Deferred Compensation

During February 2021, following the recommendation of our Compensation, Nominations and Governance Committee, FCB's Board of Directors adopted a new non-qualified deferred compensation plan (the "FCB Plan") which became effective on March 1, 2021. The purpose of the FCB Plan is to permit management (including our NEOs) and other highly compensated associates of FCB and its participating affiliates to save for retirement and other long-term financial goals on a tax-deferred basis by electing annually to defer receipt of portions of their base salaries and certain eligible bonuses, including LTIP award payments, in excess of amounts they could defer through their voluntary contributions to our 401(k) plans. The FCB Plan does not provide for FCB to make any additional or discretionary contributions to the Plan. Mr. Nix, Mrs. Bryant and Mr. Bristow were participants in the FCB Plan during 2021, although only Mr. Bristow had compensation that was deferred during 2021. Mr. Holding and Mrs. Rupp were eligible to participate in the FCB Plan during 2021 but did not elect to defer any compensation.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, non-qualified deferred compensation plans in which various officers of FCB-SC were participants (the "FCB-SC Plans"). In connection with that merger, FCB agreed to assume, accrue interest on and distribute the accounts of participants in the FCB-SC Plans in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans. FCB is responsible for interest accrued on the balances in plan accounts, but FCB does not make any contributions to the plans. Mr. Nix and Mr. Bristow have accounts under both FCB-SC Plans.

The following table provides information regarding accounts under the FCB Plan and FCB-SC Plans of our NEOs who had account balances under those plans at December 31, 2021.

NON-QUALIFIED DEFERRED COMPENSATION

Name (1)	Plan Name	Executive Contributions in Last Fiscal Year (3)	Our Contributions in Last Fiscal Year (4)	Aggregate Earnings in Last Fiscal Year (5)(6)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (7)
Craig L. Nix	FCB-SC Deferred Compensation Plan (2)	$ -0-	$ -0-	$ 9,218	$ -0-	$ 117,471
	FCB-SC 409A Deferred Compensation Plan (2)	-0-	-0-	50,215	-0-	639,917
Peter M. Bristow	FCB 2021 Non-qualified Deferred Compensation Plan	52,500	-0-	2,382	-0-	54,882
	FCB-SC Deferred Compensation Plan (2)	-0-	-0-	38,222	-0-	487,080
	FCB-SC 409A Deferred Compensation Plan (2)	-0-	-0-	93,109	-0-	1,186,538

(1) Mr. Nix, Mrs. Bryant and Mr. Bristow were participants in the FCB Plan during 2021. However, Mr. Nix and Mrs. Bryant elected to defer a portion of their future LTIP award payments only and, because the LTIP award payments made during 2021 for the 2018-2020 Performance Period were paid before the March 1, 2021 effective date of the FCB Plan, they had no deferrals during 2021 and no account balances at December 31, 2021. Mr. Bristow elected to defer a portion of his salary and future LTIP award payments and, as a result, he had deferrals of salary during 2021 and an account balance at December 31, 2021.

(2) The FCB-SC Deferred Compensation Plan was replaced by the FCB-SC 409A Deferred Compensation Plan in 2004.

(3) Mr. Bristow's listed deferrals under the FCB Plan are included in the amount listed for him in the "Salary" column of the Summary Compensation Table as compensation received by him for 2021. No additional deferrals may be made by Mr. Nix or Mr. Bristow under either FCB-SC Plan.

(4) No contributions are made by FCB to officers' accounts under the FCB Plan. Although each of the FCB-SC Plans permitted employer contributions, FCB-SC did not make contributions to Mr. Nix's and Mr. Bristow's plan accounts, and FCB has not made, and in the future will not make, any contributions to their accounts.

(5) The listed amount of aggregate earnings for Mr. Bristow's account under the FCB Plan reflects amounts accrued by FCB for 2021 to his account, as measured by the deemed investment earnings that would have been credited to his account if it had actually been invested in the publicly traded mutual funds or other deemed investment options elected by Mr. Bristow from among those available under the plan. With the exception of a money-market fund available to FCB Plan participants which, due to operational capabilities of our FCB Plan record keeper, is different from the substantially similar money market fund offered to participants in our Section 401(k) plans, all of the 29 deemed investment options available to officers under the FCB Plan also are available to all of FCB's associates for the investment of funds in their accounts under FCB's 401(k) plans, and, under the SEC's disclosure rules, none of the deemed investment earnings credited by FCB to Mr. Bristow's account under the FCB Plan are considered to be "above market" or are included in the Summary Compensation Table as compensation received by Mr. Bristow for 2021.

(6) The listed amounts of aggregate earnings for Mr. Nix's and Mr. Bristow's accounts under the FCB-SC Plans reflect interest accrued by FCB for 2021 to their respective separate accounts under those plans. Of those amounts, an aggregate of $19,355 for Mr. Nix and $37,642 for Mr. Bristow is considered to be "above market" and is included in their respective amounts listed in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table as compensation received by them for 2021. Those "above-market" amounts reflect the portions of total interest FCB accrued to their accounts during 2021 that exceed the amounts that would have been accrued at a rate equal to 120% of the "applicable federal rates," as set by the Internal Revenue Service, in effect at the time the fixed rate at which interest actually is accrued on each account was set.

(7) The listed amounts reflect the aggregate balances credited to the officers' accounts under each of the plans at December 31, 2021. Of the amounts of executive contributions and aggregate earnings credited to Mr. Bristow's account under the FCB Plan during 2021, the full amount of Mr. Bristow's contribution ($52,500) is reported in the Summary Compensation Table (under the "Salary" column) as compensation received by him for 2021. The FCB Plan was first established during 2021 and, as a result, none of Mr. Bristow's year-end account balance under that plan has been reported as compensation in the Summary Compensation Tables contained in our proxy statements for years prior to 2021. In the case of the FCB-SC Plans, aggregates of $103,963 and $193,567, respectively, were reported as compensation received by Mr. Nix and Mr. Bristow for years prior to 2021 in the Summary Compensation Tables contained in our proxy statements for those years, including aggregates of $91,463 and $177,942, respectively, representing "above market" amounts of interest accrued to their accounts under the FCB-SC Plans during those prior years.

FCB 2021 Nonqualified Deferred Compensation Plan. Amounts deferred by each participant under the FCB Plan are credited to a book-entry account and represent an unfunded, unsecured obligation of FCB to the participant. Each participant's account is increased or decreased by FCB to reflect gains or losses the participant's account would have realized or incurred if it had been invested in one or more deemed investment options selected by the participant from a menu of 29 publicly-traded mutual funds or other investment vehicles determined from time to time by FCB. Each of those deemed investment options also is available to all associates for the investment of their accounts under FCB's 401(k) plans, with the exception of a money-market fund available to FCB Plan participants which, due to operational capabilities of our FCB Plan record keeper, is different from the substantially similar money market fund offered to participants in our Section 401(k) plans. Participants may change their investment option elections at any time. The deemed investment options are used for measurement purposes only and amounts deferred by participants do not represent any actual investments made on their behalves. FCB's payment obligation to each participant at any time is equal to the amount of the participant's own elective deferrals to the FCB Plan, as adjusted for the hypothetical gains or losses on the participant's account based on the participant's deemed investment option elections.

Each participant is fully vested at all times in all amounts credited to his or her account under the FCB Plan. Distributions of a participant's FCB Plan account will be made following a "triggering event," which will be the participant's separation of service, death, disability, or certain limited unforeseeable emergencies. Distributions will generally be paid in a single lump sum unless the participant elects, upon commencing his or her participation in the FCB Plan, to receive distributions in annual installments over five, 10 or 15 years. Payments to participants under the FCB Plan will be made, or will commence, within 90 days following January 31 of the calendar year immediately following the year in which their triggering events occur.

The FCB Plan is designed to comply with Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") and all distributions will be made in accordance with Section 409A. FCB may generally amend or terminate the FCB Plan at any time, provided that any such action complies with the requirements of Section 409A and will not reduce a participant's FCB Plan account balance.

A Rabbi Trust has been established by FCB in connection with the FCB Plan for purposes of holding assets necessary to fund distributions payable under the plan. However, FCB Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

FCB-SC Deferred Compensation Plans. The two FCB-SC Plans include FCB-SC's original Deferred Compensation Plan, which was frozen effective December 31, 2004, and a new 409A Deferred Compensation Plan that replaced the frozen plan. The terms of the FCB-SC Plans continue to govern the accounts of participants as they existed when FCB assumed the plans. Each of the FCB-SC Plans permitted participants to defer up to 10% of their "compensation" (as defined in the plans) each year. Deferred amounts were credited to unfunded accounts on FCB-SC's books, and interest was accrued on the accounts at a fixed or floating rate, as elected by the participants when they first became participants. Mr. Nix's and Mr. Bristow's accounts under both plans accrue interest at the 8.20% fixed contract rate that was provided for by each plan at the time they became participants.

Participants' FCB-SC Plan accounts will be paid out upon their retirement, and participants could elect to be paid in a lump sum or in an annuity of five, 10, 15 or 20 years. If a participant dies before or after payments commence, payments will be made to the participant's designated beneficiary in the manner elected by the participant, or if no election was made, in a lump-sum payment. If a participant terminates employment for reasons other than retirement, the participant's plan accounts will be paid in a lump sum. In the event of an unforeseen emergency, at a participant's request a distribution of all or part of the participant's accounts may be made at the discretion of the plan administrator, subject to applicable law. FCB-SC Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

Potential Payments upon Termination of Employment

The only contracts, agreements, plans or arrangements under which payments or other benefits will be made or provided to any of our NEOs in connection with a termination of their employment or a change in their responsibilities are:

- FCB's pension plans and Section 401(k) plans;

- FCB's 2021 Non-Qualified Deferred Compensation Plan and FCB-SC's two non-qualified deferred compensation plans;

- the separation from service agreements under which payments will be made following an officer's separation from service after a specified age or his or her earlier death while still employed;

- provisions of FCB's LTIP under which, if a participant dies, retires, becomes disabled, or if the participant's employment is terminated by FCB other than for cause, before a previously granted award becomes payable, a pro rata share of the award may be paid, at the Committee's discretion, after the end of the Performance Period if and to the extent that the award would have become earned and payable had the participant's employment status not changed; and

- FCB's group insurance plans under which disability and death benefits are provided to all of our and FCB's eligible officers and associates.

There are no other agreements with any of our NEOs under which change-in-control payments would be made as a result of a change in control of our company or FCB or severance payments would be made upon a termination of their employment.

Payments and benefits under the pension plans, Section 401(k) plans, separation from service agreements, LTIP, and non-qualified deferred compensation plans, are described in the discussions above. An associate's death benefit under FCB's group life insurance plans equals the associate's annual base salary rate, with a maximum benefit of $600,000.

Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our associates (i.e., our employees) and the annual total compensation of our Chairman and Chief Executive Officer, Frank B. Holding, Jr. (our "CEO").

For 2021:

- the annual total compensation of our "median associate" was $76,985, and

- our CEO's annual total compensation, as reported in the "Total" column of the Summary Compensation Table included in this proxy statement, was $5,629,478.

Based on this information, for 2021 the ratio of the annual total compensation of our CEO to the annual total compensation of our median associate was 73.1:1. This "pay ratio" is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K and is higher than in prior years, primarily as a result of the special "merger success" bonus for 2021 approved by the Board of Directors for certain of our executive officers and associates, including our CEO, in connection with our merger with CIT which was successfully completed on January 3, 2022.

We initially selected our median associate on December 31, 2020. On that date, our associate population consisted of a total of 6,721 permanent full-time and part-time associates and temporary and seasonal associates, excluding our CEO. From that population, we identified our median associate using a consistently applied compensation measure described below, which is the same measure we used to identify our previous median associate.

- We compared the aggregate amounts of associates' 2020 compensation through November 30, 2020 (including salary, wages, overtime pay, commissions, bonuses, incentives and certain other compensation), and our matching contributions to 401(k) plan accounts, together with the amounts of our most recent annual profit-sharing contributions (made in 2020 for 2019) to the accounts of those associates who were participants in our enhanced 401(k) plan, all as reflected in our payroll records. For associates included in the associate population who were hired or became our associates after January 1, 2020, we considered them as having been employed at their salary or wage rates for the entire 12-month period. We did not make any cost-of-living adjustment in any associate's compensation. From the totals above we identified 10 associates whose 2020 totals were at or near the median total, including five associates who were participants in our legacy Section 401(k) plan and one of our defined benefit pension plans, and five who were participants in our enhanced Section 401(k) plan and one of our pension plans but whose pension plan accounts were frozen and no longer accrued additional service credit, and we obtained estimates of their respective changes in pension values based on the status of their participation in the pension plans.

- We then compiled the aggregate amounts of those 10 associates' 2020 compensation through December 31, 2020, and, for associates who were pension plan participants, we added to each associates' compensation, based on his or her participation status under the pension plans, the average of the estimated changes in the actuarial present values of accumulated pension plan benefits for 2020 to determine estimates of their 2020 total compensation.

- We then compared our associates' 2020 compensation compiled through December 31, 2020, as described above and identified the median associate for 2020.

- For 2021, we reviewed our associate population and compensation arrangements for our associates and believe there have been no changes that would significantly affect our pay ratio disclosure. However, the original median associate selected as of December 31, 2020 as described above is no longer employed with us. As a result, for purposes of the calculation of our pay ratio for 2021, we selected a substitute median associate whose 2020 compensation was substantially similar to that of the original median associate based on the compensation measures described above.

After we selected our substitute median associate, we determined the amount of that associate's actual 2021 annual total compensation listed above in the same manner as we determined our CEO's annual total compensation disclosed in the "Total" column of our Summary Compensation Table included in this proxy statement, and we compared our CEO's annual total compensation to that of the substitute median associate to determine our 2021 pay ratio.

Compensation Committee Interlocks and Insider Participation

Calvin B. Koonce, Jr., who is a relative of our director and Compensation, Nominations and Governance Committee member Victor E. Bell III, is employed by FCB in a non-executive officer position. During 2021, Mr. Koonce's aggregate compensation amounted to $149,271 (including FCB's contributions to our Section 401(k) plan for his account, but excluding other normal benefits provided to all associates). Our Audit Committee reviewed and approved the terms of his employment relationship for 2021 and will continue to do so annually.

Employment and Compensation Arrangements with Former CIT Officers

Our current executive officers include CIT's and CIT Bank, N.A.'s former Chairwoman and Chief Executive Officer, Ellen R. Alemany, and their former Chief Credit Officer, Marisa J. Harney. Concurrent with the execution of our merger agreement with CIT on October 15, 2020, FCB agreed to employ, and entered into an employment letter agreement with, each of them, effective upon consummation of the merger, as described below.

Ellen R. Alemany. The agreement with Mrs. Alemany provides for a two-year term of employment with an annual base salary of $1,000,000 and, in lieu of participation in our LTIP, guaranteed annual bonuses of $6,850,000 at the conclusion of each 12-month period during the term. Additionally, subject to her continued employment, she will receive a retention bonus of $13 million payable in a lump sum following the second anniversary of consummation of the merger, conditioned upon her execution of a release of all claims, which will be in lieu of any amounts that she would have been entitled to receive upon any qualifying termination of employment under the CIT Employee Severance Plan or any other severance arrangements with CIT or FCB. Under certain conditions, such as Mrs. Alemany's termination by FCB without "cause" (as defined in the agreement), her disability or death, or her decision to terminate her own employment for "good reason" (as defined in the agreement), the retention bonus will become immediately payable.

Under the agreement, Mrs. Alemany initially will serve as Vice Chairwoman, reporting to our Chairman and Chief Executive Officer, and serve on our and FCB's Boards, with duties related to the transition and integration of CIT's and FCB's businesses.

However, after the initial six months of the term, FCB may remove Mrs. Alemany from the Vice Chairwoman position, assuming that she and our Chairman and Chief Executive Officer mutually agree that successful integration of CIT is sufficiently assured such that her service in that position is no longer necessary, after which her employment will continue for the remainder of the two-year term as a special advisor to our Chairman and Chief Executive Officer. If Mrs. Alemany is removed from the Vice Chairwoman position, she is obligated to resign from our and FCB's Boards.

Upon consummation of the merger, Mrs. Alemany held restricted stock units ("RSUs") previously granted by CIT and covering an aggregate of 323,827 shares of CIT's common stock which, in the same manner as all other CIT RSUs held by CIT's other officers, were converted into RSUs covering 20,080 shares of our Class A Common and having the same terms as the converted CIT RSUs. Those RSUs will vest over time in accordance with the terms of the converted CIT RSUs and will vest in full upon an eligible termination of her employment. Also, following the merger, retention and short-term incentive bonuses totaling $4,315,000 approved by CIT's Board of Directors, or related to CIT's incentive plans, were paid to Mrs. Alemany.

In addition to the letter agreement, Mrs. Alemany executed and delivered a non-competition, non-solicitation, and confidentiality agreement that will generally prohibit her from competing with FCB during and for the two year period following termination of her employment.

Marisa J. Harney. The agreement with Ms. Harney provides that she will serve as FCB's Chief Credit Officer and receive annual base salary at a rate no less than her rate in effect immediately prior to the merger closing ($500,000). In addition, she will be entitled to receive (i) incentive compensation opportunities commensurate with those provided to other senior executives of FCB, (ii) a special bonus of $500,000, which will, subject to continued employment, be paid 50% on the first anniversary of consummation of the merger and 50% percent on the second anniversary, and (iii) a retention bonus in the amount of $2,336,500 that will vest in full and become non-forfeitable upon the second anniversary of consummation of the merger and be paid in a lump sum upon separation from service, conditioned upon the execution of a release of all claims. Under certain conditions, such as Ms. Harney's termination by FCB without "cause" (as defined in the agreement), her disability or death, or her decision to terminate her own employment for "good reason" (as defined in the agreement), the unpaid portion of the special bonus and the retention bonus will become immediately payable. Ms. Harney remains subject to the terms of a non-competition, non-solicitation and confidentiality agreement she previously entered into with CIT.

Upon consummation of the merger, Ms. Harney held RSUs previously granted by CIT and covering an aggregate of 21,586 shares of CIT common stock which, in the same manner as all other CIT RSUs held by CIT's other officers, were converted into RSUs covering 1,341 shares of our Class A Common and having the same terms as the converted CIT RSUs. Those RSUs will vest over time in accordance with the terms of the converted CIT RSUs and will vest in full upon an eligible termination of her employment. Also, following the merger, retention and short-term incentive bonuses totaling $795,000 approved by CIT's Board of Directors, or related to CIT's incentive plans, were paid to Ms. Harney.

DIRECTOR COMPENSATION

The following table lists compensation paid to our non-associate directors for their services during 2021 as members of our and FCB's Boards of Directors. Directors who also serve as our or FCB's officers or associates do not receive any compensation for their services as directors.

2021 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (3)	All Other Compensation (4)	Total
John M. Alexander, Jr.	$200,000	$-0-	$200,000
Victor E. Bell III	200,000	-0-	200,000
Michael A. Carpenter (2)	-0-	-0-	-0-
H. Lee Durham, Jr.	257,500	-0-	257,500
Daniel L. Heavner	200,000	-0-	200,000
Robert R. Hoppe	230,000	-0-	230,000
Floyd L. Keels	200,000	-0-	200,000
Robert E. Mason IV	200,000	-0-	200,000
Robert T. Newcomb	265,000	-0-	265,000
Vice Admiral John R. Ryan, USN (Ret.) (2)	-0-	-0-	-0-

(1) Mrs. Alemany, Mr. Holding, Mrs. Bryant and Mr. Bristow are not listed in the table. Mrs. Alemany was first appointed as a director and executive officer during January 2022 and did not serve or receive compensation as a director during 2021. During 2022 she is being compensated as an executive officer of FCB and will not receive any additional compensation for her services as a director. Mr. Holding, Mrs. Bryant and Mr. Bristow each served as a director for 2021, but each was compensated as an executive officer of FCB and received no additional compensation for services as a director.

(2) Mr. Carpenter and Mr. Ryan were appointed as directors during January 2022 and they did not serve or receive compensation as directors during 2021. Compensation will be paid for their future services as directors on the same basis as other outside directors.

(3) Amounts include aggregate retainers paid during 2021 to outside directors for services as directors, committee chairs and in other Board positions.

(4) From time to time our directors may receive or be deemed to have received personal benefits from FCB. FCB's aggregate incremental cost associated with personal benefits received during 2021 by each of our directors listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the "All Other Compensation" column in the table. Our non-associate directors are covered under a directors and officers liability insurance policy provided by FCB, and by a travel and accident insurance policy provided by FCB that covers all of our and FCB's officers, associates and directors, and they are reimbursed for their expenses in attending Board and committee meetings and in attending industry and professional development events related to their duties.

Compensation paid to our directors is in the form of cash, and we have no plans under which stock options or grants or other equity awards have been made to directors. The following table describes our standard schedule of fees under which compensation is being paid to non-associate directors during their one-year terms of office following our 2021 Annual Meeting and the revised schedule of fees approved by the Board of Directors under which directors will be paid during their one-year terms of office following our 2022 Annual Meeting. In increasing retainer amounts in the 2022 fee schedule, the Compensation, Nominations and Governance Committee's recommendation to the Boards, and the Boards' approval, took into account fees paid to directors of comparable larger financial institutions, and the more than doubling of our assets and significantly increased breadth and complexity of our business with the addition of multiple new business lines that has resulted from our transformational merger with CIT which became effective January 3, 2022. Those factors have increased the scope of the duties and responsibilities of, and commitment of time required from, our directors going forward.

Description	Amount (1)	
	2021	2022
Annual retainer paid to each director	$200,000	$220,000
Annual retainer paid to the Chairman of our Compensation, Nominations and Governance Committee	30,000	30,000
Annual retainer paid to the Chairman of our Risk Committee	30,000	30,000
Annual retainer paid to the Chairman of our Audit Committee	30,000	30,000
Annual retainer paid to our Audit Committee Financial Expert	27,500	27,500
Annual retainer paid to our Lead Independent Director	35,000	45,000

(1) Under the 2021 fee schedule, directors did not receive separate fees for attendance at meetings of the Board of Directors or committees of the Board held during the 12 months following our 2021 Annual Meeting, and directors will not receive meeting fees under the 2022 fee schedule. However, the Compensation, Nominations

and Governance Committee is authorized to recommend implementation of meeting fees in the event circumstances result in a substantial increase in the frequency of meetings or the appointment of a special committee.

The separate annual retainers paid to Chairmen of the various committees, to the Audit Committee Financial Expert, and to the Lead Independent Director are in recognition of the additional time, duties and responsibilities required by those positions.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Audit Committee, on an ongoing basis, reviews and approves certain transactions, arrangements or relationships in which we or FCB, or any of our or FCB's subsidiaries, are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our voting stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- transactions, arrangements or relationships, or series of transactions, arrangements or relationships, in which we or FCB, or any of our or FCB's subsidiaries, are or will be a participant and in which the dollar amount involved exceeds or will exceed an aggregate of $120,000 (including all periodic installments in the case of any agreement which provides for periodic payments) and in which one of our related persons has or will have a direct or indirect material interest (in general, transactions that are required to be disclosed in our proxy statements under rules of the SEC); and
- charitable contributions or gifts, or series of charitable contributions or gifts (whether in cash or in-kind in the form of property or services), by us or FCB, or any of our or FCB's subsidiaries, to any charitable or other nonprofit organization in which a related person is a director or executive officer (other than a non-management director or advisory director) or is known to have some other material relationship and in which the aggregate dollar amount involved exceeds or will exceed (including periodic installments, and all other such contributions made during the same year) the greater of $200,000 or 5% of that organization's gross revenues for the current year.

The transactions covered by the policy generally include loans, but the policy does not cover loans made by FCB in the ordinary course of its business and, if subject to banking regulations relating to "insider loans," in conformity with those regulations, and that are made on substantially the same terms as those prevailing at the time for comparable loans with unrelated persons, do not involve more than a normal risk of collectability or present other unfavorable features, and are not disclosed as nonaccrual, past due, restructured or potential problem loans. The policy also does not cover compensation paid to our executive officers or directors that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Compensation, Nominations and Governance Committee. Transactions and relationships in the ordinary course of FCB's business involving its provision of services as a depositary of funds, or other banking or financial services or customer relationships, are not required to be approved by the Audit Committee. However, it has directed FCB's Chief Compliance Officer to review and monitor those transactions and relationships with our related persons on an ongoing basis and make periodic reports to the Committee.

Individual transactions under ongoing relationships in which we or FCB regularly obtain products or services from, or provide services to, related persons in connection with our business operations are not required to be separately approved. Rather, the Committee approves the entry into any new relationships and then monitors those relationships on an ongoing basis. Similarly, in the case of the ongoing relationships described below under the caption "Related Person Transactions During 2021" under which FCB has provided various business services to the named banks, the Committee approves the entry into any new service agreement, or the renewal of any existing agreement. However, during the terms of the agreements, the Committee is not required to pre-approve the periodic addition, deletion or modification of services, or pricing or other changes, under the agreements. FCB's Chief Compliance Officer reviews and evaluates all such proposed individual changes and reports those actions to the Committee, and the Committee then may approve, modify or rescind any such change.

In its review of related person transactions or charitable gifts, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction or charitable gift unless and until it has concluded to its satisfaction that the transaction or gift:

- has been or will be agreed to or engaged in on an arm's-length basis;

- is or will be on terms that are fair and reasonable to us or FCB; and

- is in our or FCB's best interests.

Related Person Transactions During 2021

FCB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal shareholders, and other related persons. All loans included in those transactions during 2021 were made in the ordinary course of FCB's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with persons not related to us or FCB, and those loans did not involve more than the normal risk of collectability or present other unfavorable features. On December 31, 2021, the aggregate outstanding balance of loans and leases to our and FCB's directors and officers and business and other entities they control was approximately $122,000 and FCB had an aggregate of approximately $2.7 million in unfunded loan commitments to those persons (in each case exclusive of outstanding and available balances on credit card lines of $15,000 or less, overdraft checking lines of $5,000 or less and intercompany extensions of credit between FCB and our company).

FCB serves as trustee of the pension and Section 401(k) plans of The Fidelity Bank ("Fidelity") and Southern Bank and Trust Company ("Southern"), issues credit cards to Southern's customers under which extensions of credit are made to customers by and repaid directly to FCB, provides Southern with a $300,000 line of credit to give Southern limited discretionary credit override authority on credit card lines, and issues business credit cards to Southern's employees under an aggregate credit line of $2 million that may be used only for employee business-related expenses and on which payments of outstanding balances are due monthly. Amounts billed to Fidelity and Southern for all services provided to them during 2021 totaled approximately $263,000 and $597,000, respectively. Hope H. Bryant, our Vice Chairwoman, currently serves as a director of both Fidelity and Southern and their respective parent companies, and she and members of her family, including our Chief Executive Officer, Frank B. Holding, Jr., and the spouse of our President, Peter M. Bristow, are principal shareholders of the parent companies of those banks. As a result, we historically have considered transactions with Fidelity and Southern to be covered by the Board's transaction approval policy, and our Audit Committee reviews and approves FCB's new service agreements, and monitors FCB's ongoing relationships, with each of Fidelity and Southern. Under our policy, individual transactions under, or changes (such as changes in services or pricing) in, those service agreements are reviewed and evaluated by FCB's Chief Compliance Officer and reported to the Committee. The Committee's normal review and approval process will continue to apply to any relationships or transactions with Fidelity or Southern.

In upfitting new office spaces and refurbishing existing spaces in the ordinary course of FCB's business, among other interior decorating firms, FCB uses the services of Claire Bristow Interiors, which is owned and operated by Claire H. Bristow, one of our principal shareholders who is the spouse of our President, Peter M. Bristow, and the sister of our Chief Executive Officer, Frank B. Holding, Jr., and our Vice Chairwoman, Hope H. Bryant. Mrs. Bristow's firm provides services to FCB at a below-market rate and acquires furnishings and fixtures for FCB at wholesale or discounted prices. During 2021, FCB paid an aggregate of $29,048 for the firm's services (including fees, expenses and sales taxes) and an aggregate of $157,110 for furnishings and fixtures (including shipping costs) purchased through the firm. The Audit Committee reviews and approves FCB's relationship with Mrs. Bristow's firm annually.

FCB leases excess space in one of its branch offices to Twin States Farming, Inc. on a month-to-month basis. Our Vice Chairwoman, Hope H. Bryant, and Olivia B. Holding, one of our principal shareholders and the sister of Mrs. Bryant and our Chief Executive Officer, Frank B. Holding, Jr., are officers and directors of the lessee, and substantially all of the lessee's capital stock is owned by members of the Holding family. Monthly rent under the lease agreement currently is $1,719 and increases annually by 2.5%. When the lease was last renewed in 2019, a real estate brokerage firm was engaged to assess the fair market rental rate for the space. If the lease continues in effect after five years, the rental rate will be adjusted based on a new assessment of fair market rental and thereafter will continue to increase annually as provided above. Either FCB or the lessee may terminate the lease at any time upon advance written notice.

In disposing of surplus and foreclosed properties it holds in its various banking markets across the country, FCB regularly lists properties for sale with a number of real estate brokerage firms. During 2021, FCB listed one property located in North Carolina with Lee & Associates, a national brokerage firm, which was sold at a price of $655,500. Two other properties located in North Carolina previously listed with that firm during 2020 were sold during 2021 and January 2022 at prices of $750,000 and $1,425,000, respectively. The listing broker at that firm was James Bailey who is the son-in-law of our Chief Executive Officer, Frank B. Holding, Jr. We believe the terms of the listing agreements with Lee & Associates, including the sales commission of 6%, were no less favorable to FCB than the terms of FCB's listing agreements with other brokers.

Perry H. Bailey, who is the daughter of Frank B. Holding, Jr. and niece of Hope H. Bryant and Peter M. Bristow, is employed by FCB in a non-executive officer position. During 2021, her aggregate compensation amounted to $128,989 (including FCB's contributions to our Section 401(k) plan for her account, but excluding other normal benefits provided to all associates.) Our Audit Committee reviewed and approved the terms of her employment relationship for 2021 and will continue to do so annually.

Additional information regarding related person transactions is contained under the captions "*EXECUTIVE COMPENSATION* – Compensation Committee Interlocks and Insider Participation" and "– Employment and Compensation Arrangements with Former CIT Officers."

BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES

Directors and Executive Officers

The following table describes the beneficial ownership of shares of our voting Class A Common and Class B Common stock, our nonvoting Depositary Shares (each representing a 1/40th Interest in a share of our 5.375% Non-Cumulative Perpetual Preferred Stock, Series A) and our nonvoting 5.625% Non-Cumulative Perpetual Preferred Stock, Series C ("Series C Preferred"), on February 28, 2022, by our current directors, nominees for election as directors, and our NEOs whose compensation is disclosed in the Summary Compensation Table above, individually, and by all of our current directors and executive officers as a group. We are not aware that any of our directors or executive officers beneficially own any shares of our nonvoting Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B. For purposes of the table, we consider a director or executive officer to "beneficially own" shares held in his or her name, or in the name of any other person or entity, if the director or officer either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the directors and executive officers in the table also are listed as beneficially owned by others named in the table. However, those shares are only counted once in the total numbers of shares beneficially owned by all directors and executive officers as a group.

| | Beneficial Ownership | | | | | | | | |
| | Class A Common | | Class B Common | | Depositary Shares | | Series C Preferred | | |
Name of Beneficial Owner (1)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Percentage of Total Votes (3)
DIRECTORS									
Ellen R. Alemany	22,090 (4)	0.15%	-0-	—	-0-	—	30,000	0.38%	0.07%
John M. Alexander, Jr.	1,227 (5)	0.01%	68	0.01%	-0-	—	-0-	—	0.01%
Victor E. Bell III	6,900 (6)	0.05%	1,643 (6)	0.16%	-0-	—	-0-	—	0.11%
Peter M. Bristow	528,846 (7)	3.53%	113,826 (7)	11.32%	41,285 (7)	0.30%	-0-	—	7.57%
Hope H. Bryant	597,908 (8)	3.99%	149,544 (8)	14.88%	47,500 (8)	0.34%	-0-	—	9.63%
Michael A. Carpenter	2,215	0.01%	-0-	—	-0-	—	-0-	—	0.01%
H. Lee Durham, Jr.	700	*	100	0.01%	3,000	0.02%	2,000 (9)	0.03%	0.01%
Daniel L. Heavner	640	*	-0-	—	-0-	—	-0-	—	*
Frank B. Holding, Jr.	629,736 (10)	4.21%	164,135 (10)	16.33%	35,500 (10)	0.26%	-0-	—	10.48%
Robert R. Hoppe	300	*	-0-	—	-0-	—	-0-	—	*
Floyd L. Keels	112	*	-0-	—	600	*	-0-	—	*
Robert E. Mason IV	350	*	200	0.02%	-0-	—	-0-	—	0.01%
Robert T. Newcomb	250	*	-0-	—	6,000	0.04%	-0-	—	*
Vice Admiral John R. Ryan, USN (Ret.)	1,871	0.01%	-0-	—	-0-	—	-0-	—	0.01%
OTHER NAMED EXECUTIVE OFFICERS									
Craig L. Nix	505 (11)	*	-0-	—	-0-	—	-0-	—	*
Lorie K. Rupp	-0-	—	-0-	—	-0-	—	-0-	—	—
ALL CURRENT DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (20 PERSONS)	1,747,929 (12)	11.67%	392,791 (12)	39.08%	102,385 (12)	0.74%	32,000 (12)	0.40%	25.86%

(1) Each individual's business address is 4300 Six Forks Road, Raleigh, NC 27609.

(2) Except as otherwise noted in the footnotes below, and to the best of our knowledge, individuals named and included in the group exercise sole voting (in the case of voting stock) and investment power with respect to all listed shares.

(3) "Percentage of Class" reflects each individual's and the group's listed shares as a percentage of the total number of outstanding shares of that class of stock on February 28, 2022. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's and the group's listed shares of Class A Common and Class B Common as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares and Series C Preferred Stock do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(4) Includes an aggregate of 16,454 shares of Class A Common as to which Mrs. Alemany may be considered to exercise shared voting and investment power, and 3,283 shares of Class A Common that Mrs. Alemany has a right to acquire within 60 days following February 28, 2022, upon the vesting of restricted stock units ("RSUs"). The number of listed shares does not include an aggregate of 16,797 additional shares of Class A Common that may be issued to her in the future upon the vesting of other unvested RSUs.

(5) Includes 200 shares of Class A Common as to which Mr. Alexander may be considered to exercise shared voting and investment power.

(6) Includes an aggregate of 6,473 shares of Class A Common and 1,643 shares of Class B Common held by various entities and as to which shares Mr. Bell may be considered to exercise shared voting and investment power.

(7) Mr. Bristow's beneficial ownership is described in the table and footnotes below under the caption "Principal Shareholders." Information regarding pledges of shares beneficially owned by Mr. Bristow is contained below under the caption "Pledging Policy."

(8) Mrs. Bryant's beneficial ownership is described in the table and footnotes below under the caption "Principal Shareholders." Information regarding pledges of shares beneficially owned by Mrs. Bryant is contained below under the caption "Pledging Policy."

(9) Mr. Durham may be considered to exercise shared voting and investment power as to all listed shares of Series C Preferred.

(10) Mr. Holding's beneficial ownership is described in the table and footnotes below under the caption "Principal Shareholders." Information regarding pledges of shares beneficially owned by Mr. Holding is contained below under the caption "Pledging Policy."

(11) Includes 505 shares of Class A Common as to which Mr. Nix may be considered to exercise shared voting and investment power.

(12) In the aggregate, individuals included in the group may be considered to exercise shared voting and investment power as to 555,446 shares of Class A Common, 137,242 shares of Class B Common, and 2,000 shares of Series C Preferred,; and shared investment power only as to 80,785 Depositary Shares. As described in the table and footnotes below under the caption "Principal Shareholders," certain shares are included in the numbers of shares listed in the table above for each of Mrs. Bryant and Mr. Holding, but they are included only once in the total shares listed for the group. The number of shares of Class A Common listed for the group Includes an aggregate of 3,613 shares that individuals included in the group (Ellen R. Alemany and Marisa J. Harney) have a right to acquire within 60 days following February 28, 2022, upon the vesting of RSUs, but does not include an aggregate of 17,808 additional shares that may be issued to them in the future upon the vesting of other unvested RSUs.

Hedging Policy

Our hedging policy prohibits our directors and executive officers from hedging any shares of our common stock. For purposes of the prohibition, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund or similar transaction.

Pledging Policy

General Prohibition on Pledging by Directors and Officers. Our pledging policy adopted by our Board in 2014 generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns and controls. However, pledges that existed on the date the policy was originally adopted are "grandfathered" and those shares may continue to be pledged until they are finally released pursuant to those pledge arrangements (as those arrangements may be amended, extended or modified). However, the pledging policy provides that those grandfathered pledges be reviewed at least annually by our Boards' Audit Committee.

Criteria and Process For Granting Exceptions. The policy permits our Audit Committee to grant an exception to the pledging policy to a director or executive officer who desires to pledge shares of our common stock if the Committee determines to its satisfaction that the proposed pledge arrangement is not reasonably likely to pose a material risk to our company and the market for our common stock.

In making its determination on a request for an exception, the policy provides that the Committee shall consider factors that it considers relevant, which may include:

- historical information regarding existing and prior pledge arrangements;
- the number of pledged shares, including in relation to:
  - the total number of outstanding shares of our common stock;
  - the total number of shares held by the director or executive officer; and
  - the director's or executive officer's total assets;
- the market value, volatility and trading volume of our common stock;
- the financial capacity of the director or executive officer to repay the loan without resort to the pledged stock;
- the loan-to-value ratio in the proposed pledge arrangement;
- the nature of any other collateral in the proposed pledge arrangement;
- the material terms of the proposed pledge arrangement; and
- the procedural safeguards to foreclosure, such as notice periods and the ability to substitute collateral.

The policy requires a director or executive officer requesting an exception to submit the request in writing, with information addressing the factors listed above, and to supply any supporting documentation the Audit Committee requests. A request for an exception must be submitted with sufficient advance notice to enable the Committee to fully consider the request. No exceptions have been approved by the Committee since the policy was first adopted.

No Pledging of Equity Compensation Shares. Our pledging policy prohibits the Audit Committee from approving an exception for a pledge of shares granted to a director or executive officer as compensation. While we currently have no equity-based

compensation plans under which directors or executive officers receive compensation in the form of shares of our common stock, the prohibition would apply to any future grants. The policy also will apply to shares of our stock that may be issued in the future to Ellen R. Alemany and Marisa J. Harney, former officers of CIT who became our executive officers in connection with our merger with CIT, upon the vesting of restricted stock units ("RSUs") originally granted to them by CIT which we assumed and converted into RSUs covering shares of our Class A Common in connection with the merger.

Monitoring of Pledging Arrangements. The policy provides that the Audit Committee will review all outstanding pledging arrangements annually (or more frequently where circumstances warrant). As of the date of this proxy statement, the only outstanding pledging arrangements are the grandfathered pledges listed in the table below.

If the Audit Committee determines, based on any new facts or changed circumstances, that the continuation of any pledge arrangement established through an exception (which does not include the grandfathered pledges) is reasonably likely to pose a material risk to us and the market for our common stock, then the Committee or its designee and the director or executive officer will work cooperatively (i) to modify the arrangement or take other action to mitigate or eliminate the risk, or (ii) where mitigation is not reasonably possible, to terminate the arrangement as soon as reasonably practicable.

Grandfathered Pledges Pose No Material Risk. The Audit Committee has reviewed all grandfathered pledge arrangements that existed as of December 31, 2021. Based on its review and analysis, the Committee concluded that the pre-existing grandfathered pledge arrangements of certain members of the Holding family who are directors and officers – Frank B. Holding, Jr., Hope H. Bryant and Peter M. Bristow – are not reasonably likely to pose a material risk to our company or the market for our common stock. Specifically, the Committee concluded that the risk of foreclosure and a resulting forced sale of common stock on the market that would result in a sudden and immediate decline in our stock price is remote based on, among other factors, the number of shares pledged, the trading volume in our Class A Common, the net worth of the pledgors and the fact that the loan-to-stock value ratio in each of the grandfathered pledges was and remains very low.

Audit Committee's Rationale for the Policy. In formulating the policy and recommending it to the Board, the Audit Committee considered the ownership structure of our company, including the fact that members of the Holding family own shares which, in the aggregate, currently amount to approximately 50%, and in the past have amounted to more than 50%, of the outstanding voting power of our stock. As a result of our ownership structure, FCB is one of the largest family-controlled banks in the United States. As described in this proxy statement under the headings "CORPORATE GOVERNANCE" and "COMMITTEES OF OUR BOARDS," despite our ownership structure, historically we have adhered to Nasdaq's governance requirements for non-controlled companies, including having a board consisting of a majority of independent directors, independent compensation and nominating committees, and approval of certain related person transactions by our Audit Committee, which consists solely of independent directors.

The Audit Committee believes that our pledging policy is reasonable for a company with our ownership structure and that pledges of our stock permitted under the policy will not pose a material risk to our company or our shareholders.

Existing Pledge Arrangements. The following table lists the numbers of shares of our Class A Common and Class B Common beneficially owned by Mr. Holding, Mrs. Bryant and Mr. Bristow that are subject to grandfathered pledge arrangements on the date of this proxy statement.

Name of Beneficial Owner	Number of Class A Common Pledged Shares	Number of Class B Common Pledged Shares
Frank B. Holding, Jr.	198,052 (1)	-0- (1)
Hope H. Bryant	137,712	-0-
Peter M. Bristow	30,000	-0-

(1) The change in the numbers of pledged Class A Common and Class B Common shares as compared to the numbers listed for Mr. Holding in our prior year's proxy statement was due to an exchange of Class A Common shares for Class B Common shares under existing pledge arrangements. The aggregate number of pledged shares of both classes of stock decreased as compared to the prior year's total.

Principal Shareholders

The following table lists persons and entities who we believe owned, beneficially or of record, 5% or more of our voting Class A Common or Class B Common stock, and those persons' and entities' beneficial ownership of our nonvoting Depositary Shares. Similar to the director and executive officer table above, we consider a person to "beneficially own" shares held in the person's name, or in the name of any other shareholder, if the person either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the individuals in the table also are listed as beneficially owned by other individuals named in the table.

	Beneficial Ownership						
	Class A Common		Class B Common		Depositary Shares		
Name and Address of Beneficial Owner	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Percentage of Total Votes (2)
Carson H. Brice P.O. Box 1417 Smithfield, NC 27577	507,581 (3)	3.39%	117,523 (3)	11.69%	-0-	—	7.69%
Claire H. Bristow P. O. Box 1417 Smithfield, NC 27577	528,846 (4)	3.53%	113,826 (4)	11.32%	41,285 (4)	0.30%	7.57%
Peter M. Bristow 4300 Six Forks Road Raleigh, NC 27609	528,846 (5)	3.53%	113,826 (5)	11.32%	41,285 (5)	0.30%	7.57%
Hope H. Bryant 4300 Six Forks Road Raleigh, NC 27609	597,908 (6)	3.99%	149,544 (6)	14.88%	47,500 (6)	0.34%	9.63%
Frank B. Holding, Jr. 4300 Six Forks Road Raleigh, NC 27609	629,736 (7)	4.21%	164,135 (7)	16.33%	35,500 (7)	0.26%	10.48%
Olivia B. Holding P. O. Box 1352 Smithfield, NC 27577	712,904 (8)	4.76%	168,420 (8)	16.76%	57,500 (8)	0.42%	10.97%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,472,633 (9)	9.84%	—	—	—	—	4.57%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,140,775 (10)	7.62%	—	—	—	—	0.03%

(1) Reflects shares which, to the best of our knowledge, are beneficially owned by the named individuals and entities as of February 28, 2022 or, in the case of BlackRock, Inc. and The Vanguard Group, December 31, 2021. Except as otherwise noted in the footnotes below, each named individual and entity exercises sole voting (in the case of voting securities) and investment power with respect to all listed shares.

(2) "Percentage of Class" reflects each individual's or entity's listed shares as a percentage of the total number of outstanding shares of that class of stock on February 28, 2022. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's or entity's listed shares of Class A Common and Class B Common with respect to which the individual or entity reports having sole or shared voting power, as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares do not have voting rights and do not affect the percentages of total votes.

(3) Mrs. Brice may be considered to exercise shared voting and investment power with respect to 383 of the listed shares of Class A Common and 563 of the listed shares of Class B Common which are held by her spouse. She disclaims beneficial ownership of an aggregate of 87,566 shares of Class A Common and 4,172 shares of Class B Common held by a family member as trustee in irrevocable trusts for the benefit of her children; an aggregate of 47,226 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(4) Mrs. Bristow may be considered to exercise shared voting and investment power with respect to 105,941 of the listed shares of Class A Common and 28,698 of the listed shares of Class B Common, which are held by her spouse, Peter M. Bristow, individually, or for family members or other persons, or by entities that he may be deemed to control; shared voting power only with respect to 6,004 of the listed shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power with respect to 12,152 of the listed shares of Class A Common held as co-trustee of a trust. All listed

shares also are listed as beneficially owned by her spouse. Mrs. Bristow disclaims beneficial ownership of 30,772 shares of Class A Common and 4,499 shares of Class B Common held by her adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 22,000 Depositary Shares held by charitable foundations of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(5) Mr. Bristow may be considered to exercise shared voting and investment power with respect to 432,046 of the listed shares of Class A Common and 87,300 of the listed shares of Class B Common held by or for his spouse, Claire H. Bristow, and by his child; sole voting power only with respect to 6,004 shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power only with respect to 41,285 of the listed Depositary Shares held by or for his spouse. All listed shares also are listed as beneficially owned by his spouse. Mr. Bristow disclaims beneficial ownership of an aggregate of 30,772 shares of Class A Common and 4,499 shares of Class B Common held by his adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 22,000 Depositary Shares held by charitable foundations of which his spouse serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Bristow and/or his spouse are shareholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(6) Mrs. Bryant may be considered to exercise shared voting and investment power with respect to 90,632 of the listed shares of Class A Common, 46,766 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control, and sole voting power only with respect to 1,494 of the listed shares of Class A Common and 255 shares of Class B Common held by a trusts for unrelated persons. The listed shares include an aggregate of 47,226 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Ms. O. Holding and Mr. F. Holding, Jr., and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Ms. O. Holding. Mrs. Bryant disclaims beneficial ownership of an aggregate of 59,879 shares of Class A Common and 24,600 shares of Class B Common held by her adult children and by revocable trusts for the benefit of her children; an aggregate of 292,063 shares of Class A Common, 22,619 shares of Class B Common and 398,945 Depositary Shares held by two corporations of which Mrs. Bryant is a shareholder and a director, but not an officer; and 174,469 shares of Class A Common and 4,480 shares of Class B Common held by a corporation of which Mrs. Bryant is a shareholder but does not serve as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(7) Mr. F. Holding, Jr. may be considered to exercise shared voting and investment power with respect to 55,812 of the listed shares of Class A Common and 38,258 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 47,226 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Voting Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mrs. Bryant and Ms. O. Holding. Mr. F. Holding, Jr. disclaims beneficial ownership of an aggregate of 49,639 shares of Class A Common and 64,378 shares of Class B Common held by his adult children and trustees of irrevocable trusts for the benefit of his adult children; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but of which neither he nor his spouse serve as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(8) Ms. O. Holding may be considered to exercise shared voting and investment power with respect to 60,583 of the listed shares of Class A Common and 38,280 of the listed shares of Class B Common, shared investment power only with respect to 12,152 of the listed shares of Class A Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, by her as co-trustee, or by corporations or other entities that she may be deemed to control. The listed shares include 47,226 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mr. F. Holding, Jr. and Mrs. Bryant; and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Mrs. Bryant. Ms. Holding disclaims beneficial ownership of an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common and 398,945 Depositary Shares held by three corporations of which Ms. Holding is a shareholder and director. Those disclaimed shares are not included in the shares listed for her in the table.

(9) BlackRock, Inc. has filed two Schedule 13Gs with the SEC showing the numbers of shares of our Class A Common and CIT's common stock, respectively, that it beneficially owned as of December 31, 2021 (prior to the effective date of our merger with CIT, the conversion of CIT's common stock into shares of our Class A Common, and the increase in the number of outstanding shares of our Class A Common to effect the merger). The number of shares of Class A Common listed in the table as beneficially owned by BlackRock, Inc. is the total of the number of shares of Class A Common it reported as beneficially owned as of December 31, 2021, plus the additional number of shares of Class A Common it would have received in the merger (at the merger exchange ratio) for the shares of CIT common stock it reported as beneficially owned as of December 31, 2021. The percentage of class is computed by dividing the total number of shares of Class A Common listed in the table by our increased total number of outstanding shares of Class A Common following the merger. Based on the same conversion and aggregation methodology as described above, the Schedule 13Gs would indicate that BlackRock, Inc. has sole power to vote or direct the vote of 1,420,302 shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 1,472,633 shares, and shared power to dispose of or direct the disposition of -0- shares, of the listed Class A Common. The Schedule 13Gs indicate that BlackRock, Inc. is a parent holding company or control person of a number of subsidiaries which acquired the listed shares.

(10) The Vanguard Group has filed two Schedule 13Gs with the SEC showing the numbers of shares of our Class A Common and CIT's common stock, respectively, that it beneficially owned as of December 31, 2021 (prior to the effective date of our merger with CIT, the conversion of CIT's common stock into shares of our Class A Common, and the increase in the number of outstanding shares of our Class A Common to effect the merger). The number of shares of Class A Common listed in the table as beneficially owned by The Vanguard Group is the total of the number of shares of Class A Common it reported as beneficially owned as of December 31, 2021, plus the additional number of shares of Class A Common it would have received in the merger (at the merger exchange ratio) for the shares of CIT common stock it reported as beneficially owned as of December 31, 2021. The percentage of class is computed by dividing the total number of shares of Class A Common listed in the table by our increased total number of outstanding shares of Class A Common following the merger. Based on the same conversion and aggregation methodology as described above, the Schedule 13Gs would indicate that The Vanguard Group has sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of 8,410 shares, sole power to dispose of or direct the disposition of 1,121,393 shares, and shared power to dispose of or direct the disposition of 19,382 shares, of the listed Class A Common. The Schedule 13Gs indicate that The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

> ### *Our Board of Directors unanimously recommends that you vote "FOR" Proposal 2.*

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), and rules adopted by the SEC under the Act, at least once every three years we are required to give our shareholders an opportunity to vote, on a non-binding advisory basis, on a resolution (a "say-on-pay" resolution) to approve the compensation of our NEOs whose compensation we are required by the SEC's rules to disclose in our Annual Meeting proxy statements. Our Board has submitted a say-on-pay resolution to our shareholders at each of our Annual Meetings since 2011, and our shareholders have overwhelmingly approved those proposals, in each case with over 98% of the votes entitled to be cast on each proposal with respect to shares present in person or represented by proxy, and which were voted or abstained at each meeting, being cast for approval.

Another say-on-pay resolution will be submitted for voting by our shareholders at the 2022 Annual Meeting. In connection with that proposal, the following resolution will be submitted for voting:

> "RESOLVED, that the shareholders of First Citizens BancShares, Inc. ("BancShares") hereby approve, on a non-binding advisory basis, the compensation paid or provided to BancShares' named executive officers, as that compensation has been disclosed in BancShares' proxy statement for the 2022 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including BancShares' Compensation Discussion and Analysis, compensation tables, and the narrative discussion contained in the proxy statement."

The vote on the resolution is not intended to address any specific element of executive compensation. Rather, the vote will relate generally to the compensation described in this proxy statement that was paid or provided for 2021 to our NEOs listed in the Summary Compensation Table above under the heading "*EXECUTIVE COMPENSATION.*" Under the Act and the SEC's rules, the vote will be advisory in nature and will not be binding on our Boards or our Compensation, Nominations and Governance Committee, and it will not overrule or affect any previous action or decision by the Boards or Committee or any compensation previously paid or awarded. Neither will it obligate the Boards or Committee to any particular course of future action, nor create or imply any additional duty on the part of the Boards or Committee. However, our Boards and the Committee value the opinion of our shareholders and, in making future decisions on the compensation of our NEOs, will consider the voting results on the resolution and evaluate whether any actions are necessary to address any shareholder concerns.

Our executive compensation philosophy and components are described in more detail in this proxy statement under the headings "*COMPENSATION DISCUSSION AND ANALYSIS*" and "*EXECUTIVE COMPENSATION.*" As discussed in those sections, our Boards and Compensation, Nominations and Governance Committee attempt to align our executive officers' compensation with our long-term business philosophy and to achieve our objectives of:

- rewarding sustained long-term performance and long-term loyalty;

- balancing business risk with sound financial policy and shareholders' interests, and aligning the interests of our executive officers with the long-term interests of our shareholders by encouraging growth in the value of our company and our shareholders' investments;

- enabling us to attract, motivate and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Consistent with that philosophy, our 2021 executive compensation program was primarily composed of the following elements:

- competitive base salaries;

- performance-based long-term incentive awards payable in cash which may be earned based on the extent of growth in the tangible book value per share of our common stock plus cumulative dividends paid on the stock during stated three-year Performance Periods;

- special "merger success" bonuses paid during 2022 for 2021 to certain of our executive officers, including our NEOs, to recognize the performance and contributions of and additional demands on our management team during late 2020 and through 2021 in connection with the successful completion of our transformational merger with CIT (which became effective on January 3, 2022, and which has doubled our assets to more than $100 billion);

- retirement benefits in the form of defined benefit pension plans (for officers hired on or before specified dates during 2007), matching contributions to legacy and enhanced Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions to enhanced Section 401(k) plan accounts;

- individual non-qualified separation from service agreements with certain of our executive officers;

- a non-qualified deferred compensation plan which was adopted during 2021 to permit plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of a portion of their base salaries and certain eligible bonuses; and

- limited personal benefits (or "perquisites") for certain of our executive officers.

We do not have employment agreements with any of our current NEOs, nor have we provided them with any equity-based compensation (such as stock options or stock awards) nor entered into any arrangements with them under which compensation would be paid to them, or the vesting of any of their benefits would be accelerated, as a result of a change in control of our company or FCB.

We believe the Committee's and the Boards' focus on performance-based compensation, including the substantial portion of our executive officers' compensation that is composed of variable incentive compensation, have enhanced our pay and performance alignment. We are committed to maintaining a strong executive compensation governance framework with continuing monitoring, oversight and mitigation of compensation risks, and a compensation program that is both fair and effective for both our executives and our shareholders alike and aligned with the central objective of our strategic plan, which is to build the long-term value of our company and our shareholders' investments.

> ***Our Board of Directors believes that our executive compensation policies and practices are aligned with our shareholders' long-term interests, and it unanimously recommends that you vote "FOR" Proposal 2.***
>
> ***To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares present in person or represented by proxy at the Annual Meeting must be cast in favor of the proposal.***

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

> *Our Board of Directors unanimously recommends that you vote "FOR" Proposal 3.*

Appointment of Independent Accountants

Our Audit Committee has engaged our current independent accountants, KPMG LLP, to serve as our independent accountants and to audit our consolidated financial statements for 2022.

The Audit Committee continuously reviews our independent accountants' performance and independence. In connection with the Committee's selection of our independent accountants for 2022, the Committee considered and discussed, among other factors:

- the increased size and complexity of our business following our January 3, 2022 merger with CIT and the impact of the merger on our financial statements and internal control over financial reporting;

- KPMG LLP's expertise in the banking industry, and the Committee's perception of KPMG LLP's capabilities in handling issues related to financial institutions and, more specifically, to larger financial institutions with complex businesses;

- the knowledge and experience of KPMG LLP's lead audit partner and other key members proposed to be assigned to our audit service team;

- recent reports of the Public Company Accounting Oversight Board's inspections of KPMG LLP;

- the Committee's perception of, and KPMG LLP's statements regarding, its independence; and

- KPMG LLP's proposed fees.

In connection with its selection of KPMG LLP as our independent accountants, the Audit Committee received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding that firm's communications with the Committee concerning its independence. Based on its evaluation, the Audit Committee believes that KPMG LLP is independent and that it is in our and our shareholders' best interests to appoint KPMG LLP as our independent accountants for 2022.

In order to maintain their independence with respect to their audit clients, the SEC's rules require the partners of public accounting firms who are assigned as "lead audit partners" for audits of public companies to be subject to a mandatory rotation policy. As a result, a partner in our accounting firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. Our Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent accountants each year, the Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Committee with the partner, and seeks and considers the views of our executive management. The Committee then communicates its views regarding that partner to management of the accounting firm.

Our Audit Committee first engaged KPMG LLP as our independent accountants to audit our consolidated financial statements for 2021, and approved the terms of its engagement, on February 24, 2021. KPMG LLP replaced Dixon Hughes Goodman LLP which had audited our financial statements for 2020 and was dismissed as our independent accountants on February 24, 2021. It had served as our independent accountants since 2004. The change in accountants was approved by the Audit Committee following a competitive proposal process.

In connection with Dixon Hughes Goodman LLP's audits of our financial statements during the two years ended December 31, 2020 and 2019, and through the date of the Committee's action dismissing Dixon Hughes Goodman LLP, there were no (a) disagreements with Dixon Hughes Goodman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Dixon Hughes Goodman LLP's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on our financial statements, or (b) any "reportable events" requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K.

Dixon Hughes Goodman LLP's audit reports on our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2020 contained a paragraph explaining that we changed our method of accounting for credit losses effective January 1, 2020 due to the adoption of Accounting Standards Codification Topic 326 *Financial Instruments – Credit Losses*.

During 2020 and 2019, and through the date of the Committee's action engaging KPMG LLP, neither we, nor anyone on our behalf, consulted with KPMG LLP regarding (a) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (b) any matter that was either the subject of a "disagreement," as defined in Item 304(a)(1)(iv) of Regulation S-K, or a "reportable event" as defined in Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee's charter gives it the responsibility and authority to select and appoint our independent accountants each year and to approve their fees and the terms of the engagement under which they provide services to us. Our shareholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal for shareholders to ratify the appointment of KPMG LLP at the Annual Meeting to allow shareholders to be heard in that selection process. The outcome of voting on the proposal will not be binding on the Committee. If our shareholders do not ratify the Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of KPMG LLP. If our shareholders ratify the Committee's selection, the Committee could, in its discretion, appoint different independent accountants during the year if it determines that such a change would be in our best interests.

Representatives of KPMG LLP are expected to participate remotely in our virtual Annual Meeting and be available to answer appropriate questions, and they will have an opportunity to make a statement if they desire to do so.

Services and Fees during 2021

Our Audit Committee pre-approves all audit services and other services provided by our accountants. While the entire Audit Committee generally participates in the pre-approval of services, the Committee delegates authority to its Chairman to approve requests for non-audit services. Any such approval by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. All audit and permissible non-audit services provided by KPMG LLP during 2021 were approved under the above procedure.

As our independent accountants for 2021, KPMG LLP provided us with various audit and other services for which we and FCB were billed or expect to be billed for fees as described below. Our Audit Committee has considered whether the provision of non-audit services by KPMG LLP during 2021 was compatible with maintaining its independence, and it believes that the provision of non-audit services by KPMG LLP during 2021 did not affect its independence.

The following table lists the aggregate amounts of fees paid to KPMG LLP for audit services for 2021 and for other services they provided during 2021.

Type of Fees and Description of Services	2021
Audit Fees, including fees for professional services rendered for the annual integrated audit of our consolidated financial statements for the fiscal year (including services relating to the audit of internal control over financial reporting), audits of subsidiary financial statements, reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and services in connection with securities offering.	$4,378,308
Audit-Related Fees, including fees for services reasonably related to performance of the audit of the annual consolidated financial statements for the fiscal year, other than Audit Fees, such as compliance exams, agreed upon procedures attestations, internal control reviews, and other attestation services.	55,000
Tax Fees, including fees for tax return preparation, tax compliance and tax advice.	376,027
All Other Fees, consisting of a subscription fee for access to an online accounting research tool.	1,780

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 3.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares present in person or represented by proxy at the Annual Meeting must be cast in favor of the proposal.*

FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING

The following are some questions that you, as a shareholder, may have regarding the Annual Meeting, and brief answers to those questions. We urge you to carefully read the entire proxy statement because the information in these questions and answers does not provide all of the information that will be important to you with respect to the Annual Meeting and proposals to be voted on at the meeting.

Q. Why will the Annual Meeting be held virtually?

A: We are holding the Annual Meeting in a virtual format due to the public health impact of the COVID-19 pandemic and to protect the health and well-being of our management, directors, associates, shareholders and community. There will be no physical meeting location for shareholders to attend. The only way to attend the Annual Meeting will be via the Internet.

The virtual meeting platform is designed such that record holders of our voting shares, as well as beneficial holders of voting shares that are held for them in "street name" by a broker, bank or other nominee, will be afforded the same rights and opportunities to participate as they would have at an in-person meeting.

Q: How can I participate in the virtual Annual Meeting?

A: To participate in the Annual Meeting remotely, go to *www.virtualshareholdermeeting.com/FCNCA2022* on April 26, 2022, and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our proxy statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Record holders of our voting shares who participate in the Annual Meeting remotely will be considered to be present, and shares they hold of record to be represented, "in person" at the meeting. During the Annual Meeting, you may listen to the proceedings, submit written questions and vote your shares held of record. If your shares are held in street name, you also may listen to the proceedings and submit written questions, and during the meeting you may submit your voting instructions to your broker or nominee by following the instructions available on the meeting website. A list of our shareholders of record on the February 28, 2022 Record Date for the Annual Meeting will be available on the meeting website during the meeting.

The Annual Meeting will begin at 9:00 a.m. EDT on the meeting date. However, you may begin to log in to the meeting website at 8:45 a.m. and we encourage you to do that. The virtual meeting platform will be supported across most Internet browsers and devices (including desktop and laptop computers, tablets and smart phones) running updated versions of applicable software and plugins.

Q: What can I do if I no longer have my Control Number?

A: If you are a record holder of shares and wish to participate in the Annual Meeting but you no longer have your Control Number, you may obtain your Control Number by calling Broadridge Corporate Issuer Solutions at 855-449-0981 for assistance. If you are a beneficial holder of shares held in street name and no longer have the Control Number printed on your voting instruction form, you should call your bank, broker or other nominee.

Q: Will there be help available if I have trouble logging in to the Annual Meeting website?

A: Yes. If you have trouble accessing the meeting website while trying to login or during the meeting, help and technical support will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International).

Q: Will I be able to ask questions during the virtual Annual Meeting?

A: Yes. You may submit written questions during the meeting by following the directions on the meeting website and typing your question in the "Ask a Question" box. We will try to answer all questions, subject to time constraints. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition. Also, we reserve the right to edit inappropriate language and to exclude questions that are personal matters, not pertinent to meeting matters, do not comply with the meeting rules of conduct or otherwise are inappropriate.

Q: How can I vote at the Annual Meeting?

A: *Record Holders.* If your shares of our common stock are held of record in your name, you can vote your shares in either of the following ways.

- You can participate in the virtual Annual Meeting remotely and, using the 16-Digit Control Number printed on your proxy card, follow the instructions on the meeting website to vote your shares during the meeting.

- Before the meeting, you can appoint four of our directors (Hope H. Bryant, H. Lee Durham, Jr., Frank B. Holding, Jr. and Robert T. Newcomb) or any substitutes appointed by them, individually and as a group, in either of the ways described below to act as your "Proxies" to vote your shares for you at the meeting.

  - Mark your voting instructions on the proxy card enclosed with this proxy statement and sign, date and return it in the enclosed pre-addressed envelope.

  - Before 11:59 p.m. EDT on April 25, 2022 (the day before the Annual Meeting), call 1-800-690-6903 or log on to the Internet voting website *www.proxyvote.com.* Have your enclosed proxy card in hand when you call or access the website. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.

If you are the record holder of shares of both Class A Common and Class B Common, or if you hold shares of record in different forms of your name, then you should have received two or more proxy cards, each containing a unique 16-digit Control Number for the shares represented by that proxy card. If you wish to appoint the Proxies to vote your shares, you will need to mark, sign and return *all* proxy cards you received or appoint the Proxies by telephone or Internet separately for shares represented by each card. Or, if you participate in the Annual Meeting remotely and want to vote your shares on the meeting website, you will need to vote shares represented by each card separately on the Annual Meeting website.

If you appoint the Proxies by telephone or Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. Whether you return a proxy card or appoint the Proxies by telephone or Internet, the authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement. Even if you plan to participate in the virtual Annual Meeting, we ask that you mark your proxy card to indicate how your shares should be voted, sign and date it, and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies and giving your voting instructions by telephone or Internet. Doing that will ensure that your shares will be represented and voted at the meeting.

Shares Held in Street Name. Only the record holders of shares of our common stock or their appointed proxies may vote those shares. As a result, if your shares are held for you in street name by a broker or other nominee (such as a bank or custodian), your broker or nominee (i.e., the record holder) must vote them for you, or appoint the Proxies to vote them for you, unless you make arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You may give your broker or nominee instructions for the voting of your shares held in street name in either of the following ways.

- Before the Annual Meeting, you can follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by completing and returning to it the voting instruction form you received from your broker or nominee with this proxy statement, or by giving voting instructions electronically as directed by your broker or nominee.

- You can participate in the virtual Annual Meeting and, using the 16-digit Control Number printed on the voting instruction form you received from your broker or nominee with this proxy statement, follow the instructions on the meeting website to give your voting instructions.

If you hold shares in more than one brokerage or nominee account, each of your brokers or nominees will have sent you a separate voting instruction form, each containing a unique 16-digit Control Number for shares held in your account that it holds. If you wish to give your brokers or nominees voting instructions before the meeting, you should mark all voting instruction forms you received and return them to your brokers or nominees. Or, if you participate in the Annual Meeting remotely, you will need to give your voting instructions for shares covered by each voting instruction form separately on the Annual Meeting website.

Brokers and other such nominees typically have the discretionary authority to vote shares they hold for their customers on routine matters, such as proposals to ratify the appointment of independent accountants, when no instructions are received from beneficial owners of the shares. However, applicable rules generally prohibit brokers from voting their customers' shares on matters designated by the rules as "non-routine" unless the beneficial owners of the shares provide voting instructions. As a result, if your shares are held by a broker, it may not vote your shares at the Annual Meeting in the election of our directors or any other non-routine matter unless you provide voting instructions. To ensure that your shares held by a broker are represented at the Annual Meeting and voted in the manner you desire, it is important that you instruct your broker as to how it should vote your shares.

Q: **Who is soliciting proxies, and who is paying solicitation expenses?**

A: Our Board of Directors is asking you to appoint the Proxies to vote your shares at the Annual Meeting. In addition to solicitation by mail, our and FCB's directors, officers and associates may solicit proxy appointments, personally or by telephone, electronic mail or other methods of communication, but they will not receive any additional compensation from us for doing so.

We will pay all costs of our solicitation of proxy appointments for the Annual Meeting, including costs of preparing and mailing this proxy statement and expenses associated with the telephone and Internet voting facilities. We are requesting banks, brokers, custodians and other nominees and fiduciaries to forward copies of our proxy solicitation materials to the beneficial holders of the shares they hold and request the beneficial holders' voting instructions, and we will reimburse them for their expenses in doing so.

Q: How will proxies be voted at the Annual Meeting?

A: ● If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by telephone or Internet, you will be appointing the Proxies to vote your shares for you, and they will vote, or abstain from voting, according to the instructions you give them.

● If you sign and return a proxy card or appoint the Proxies by telephone or Internet, but you do not give voting instructions on a matter to be voted on, then the Proxies will be authorized to vote your shares **"For"** in the case of the election of each of the nominees for director named in Proposal 1, and **"For"** in the case of each of Proposals 2 and 3.

● If before the Annual Meeting any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal or removal, your proxy card or telephone or Internet voting instructions will give the Proxies discretion to vote your shares for a substitute nominee named by our Board of Directors. If no substitute nominee is named by our Board of Directors, then the number of directors to be elected at the Annual Meeting will be reduced accordingly.

● We are not aware of any other business that will be brought before the Annual Meeting other than the election of directors and the proposals described in this proxy statement. However, if any other matter is properly presented for action by our shareholders, your proxy card or telephone or Internet voting instructions will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

● If you are the record holder of your shares and you do not return a proxy card or appoint the Proxies by telephone or Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you participate in the meeting remotely and vote your shares on the meeting website or validly appoint another person to vote your shares for you. Similarly, if your shares are held for you in street name by a broker or other nominee (such as a bank or custodian), your shares may not be voted by your broker or nominee on "non-routine" matters unless you give it voting instructions by marking the voting instruction form you received and returning it to your broker or nominee or by participating in the meeting remotely and giving your voting instructions on the meeting website.

Q: How can I change or revoke my voting instructions after I appoint the Proxies by proxy card, telephone or Internet or after I give voting instructions to my broker or nominee?

A: *Record Holders.* If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by telephone or Internet, and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so by taking the appropriate action described below.

To change the voting instructions you gave the Proxies, whether by returning a proxy card or appointing the Proxies by telephone or Internet, you can:

● before the Annual Meeting, sign a new proxy card, dated after the date of your original proxy card or after you appointed the Proxies by telephone or Internet, which contains your new voting instructions, and submit it to our proxy tabulator, Broadridge Corporate Issuer Solutions, Inc., at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that your new proxy card is received by our proxy tabulator before the voting takes place at the meeting; or

● before 11:59 p.m. EDT on April 25, 2022 (the day before the Annual Meeting), call 1-800-690-6903 (the same number used to appoint the Proxies by telephone), or go to the same voting website *(www.proxyvote.com)* used to appoint the Proxies by Internet, enter your 16-digit Control Number (printed in the box on the enclosed proxy card), and then give your new voting instructions.

Whether you return a proxy card, or appoint the Proxies by telephone or Internet, the Proxies will follow the last voting instructions received from you before the voting takes place at the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by telephone or Internet, you can:

- give Broadridge Corporate Issuer Solutions, Inc. a written notice at its address listed above, which must be received before the voting takes place at the Annual Meeting, that you want to revoke your proxy card or telephone or Internet appointment; or

- participate in the Annual Meeting remotely and vote your shares on the meeting website. Simply participating in the Annual Meeting will not revoke your proxy card or telephone or Internet appointment unless you also vote your shares during the meeting on the meeting website.

Shares Held in Street Name. If your shares are held in street name and you want to change voting instructions you have given to your broker or other nominee you may participate remotely in the Annual Meeting and give your new voting instructions on the meeting website during the meeting. Otherwise, you must contact your broker or nominee and follow its directions. To revoke voting instructions you have given to your broker or other nominee, you must contact your broker or nominee and follow its directions.

Q: How can I obtain another proxy card or voting instruction form?

A: If you have lost your proxy card or after returning it you want to change your voting instructions, you may obtain another proxy card by calling Broadridge Corporate Issuer Solutions, Inc. at 855-449-0981. To receive another copy of the voting instruction form you received from your broker or other nominee, you must call that broker or nominee.

Q: What is required in order to have a quorum for the Annual Meeting?

A: A quorum must be present for business to be conducted at the Annual Meeting. For all matters to be voted on at the meeting, a quorum will consist of shares representing a majority of the aggregate votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common that may be voted at the meeting.

Shares represented by proxy at the Annual Meeting, or held by shareholders who participate in the meeting remotely, will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the Proxies by telephone or Internet, or participate in the meeting remotely, your shares will be counted as present for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters voted on. Broker non-votes also will be counted as present in determining whether there is a quorum. Broker non-votes will occur if your shares are held by a broker and are voted by the broker on one or more "routine" matters at the meeting on which the broker has discretionary voting authority, but are not voted by the broker on a "non-routine" matter because the broker does not have discretionary voting authority with respect to that particular matter and you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

Q: Could the Annual Meeting be adjourned?

A: If a quorum is not present at the Annual Meeting, or for other reasons, the meeting may be adjourned to a different date, time or place. If an announcement is made at the meeting of the date, time and place for the adjourned meeting, no further notice of the adjourned meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed.

Q: What vote is required to elect directors and on Proposals 2 and 3?

A:
- ***Election of Directors.*** Our directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the 14 nominees who receive the highest numbers of votes will be elected.

  You may:

  - vote for all of the nominees by voting "FOR ALL;"

  - withhold your vote for all of the nominees by voting "WITHHOLD ALL;" or

  - vote for all of the nominees except for certain nominees by voting "FOR ALL EXCEPT" and then indicating the nominee(s) for whom you want your vote withheld.

  Withheld votes and broker non-votes will have no effect on the election of directors. Shareholders may not vote cumulatively for directors. Our Board of Directors' nominees for election as directors are listed under the heading "PROPOSAL 1: ELECTION OF DIRECTORS."

- **_Proposal 2._** Proposal 2 calls for a non-binding, advisory vote of our shareholders to approve compensation paid or provided to our NEOs, as described under the heading "*Proposal 2: Advisory Vote on Executive Compensation.*" You may vote "For" or "Against" the proposal, or you may "Abstain" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares represented by proxy at the Annual Meeting or held by shareholders who participate in the meeting remotely must be cast in favor of the proposal. Broker non-votes will have no effect in the voting on Proposal 2, but abstentions will have the same effect as votes against Proposal 2.

- **_Proposal 3._** Proposal 3 is a vote on ratification of our Audit Committee's appointment of our independent accountants for 2022 as described under the heading "*Proposal 3. Ratification of Appointment of Independent Accountants.*" You may vote "For" or "Against" the proposal, or you may "Abstain" from voting on the proposal. To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares represented by proxy at the Annual Meeting or held by shareholders who participate in the meeting remotely must be cast in favor of the proposal. Broker non-votes will have no effect in the voting on Proposal 3, but abstentions will have the same effect as votes against Proposal 3.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We will file a Current Report on Form 8-K with the SEC within four business days after the Annual Meeting to announce the voting results. FCB's Internet website *(www.firstcitizens.com/investor-relations/corporate-profile)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of that report.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting, the proposals to be voted upon at the meeting, or how to submit your proxy, contact us at 919-716-7000.

RECOMMENDATIONS OF NOMINEES

As described above under the caption "*Committees of Our Boards* – Compensation, Nominations and Governance Committee," in identifying potential Board nominee candidates the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors or shareholders. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

Compensation, Nominations and Governance Committee
First Citizens BancShares, Inc.
Attention: Corporate Secretary (FCC22)
Post Office Box 27131
Raleigh, North Carolina 27611-7131

Each recommendation should be accompanied by:

- the full name, address and telephone number of the person making the recommendation, a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of shares of our stock but not a record holder, a statement from the record holder of the shares verifying the number of shares the person beneficially owns), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;

- the full name, address and telephone number of the candidate being recommended, and information regarding the candidate's beneficial ownership of our stock and any business or personal relationship between the candidate and the person making the recommendation;

- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;

- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience or areas of expertise, and information regarding the candidate's current positions or experience during the past 10 years as a director of any other public corporation;

- a description of any potential contributions to the Board that the candidate might make that are unusual or unique;

- a description of the candidate's current positions and experience as a community leader;

- information regarding any business or personal relationships between the candidate and any of our or FCB's customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company, FCB, or any of our affiliated companies, and any transactions between the candidate and our company, FCB, or any of our affiliated companies;

- any additional information regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including information about legal proceedings in which the candidate has been involved within the past 10 years); and

- an explanation of the value or benefit that the person making the recommendation believes the candidate would provide us as a director.

Candidates recommended by shareholders as nominees must qualify to serve as directors of our company and FCB under applicable state and federal banking laws and regulations, including without limitation the requirements of Section 19 of the Federal Deposit Insurance Act, and own at least 100 shares of our common stock, individually in his or her own name, jointly with his or her spouse, or in an account for his or her direct benefit. Recommendations must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee. The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates.

PROPOSALS FOR 2023 ANNUAL MEETING

Any proposal of a shareholder, other than a nomination for election as a director, that is intended to be presented for action at our 2023 Annual Meeting and included in the proxy statement and proxy card that we will distribute in connection with that meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 9, 2022, to be considered timely received for inclusion in the proxy statement. In order to be included in our proxy materials for a particular meeting, the proposal and the shareholder submitting it must satisfy and comply with certain eligibility and procedural requirements contained in rules of the SEC.

Under our Bylaws, written notice of a shareholder proposal (other than a nomination) intended to be presented from the floor at our 2023 Annual Meeting but which is not intended to be included in our proxy statement and proxy card, or of a shareholder's intent to nominate a person from the floor for election as a director at our 2023 Annual Meeting, must be received by our Corporate Secretary at our address listed below no earlier than December 9, 2022, and no later than January 23, 2023, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a shareholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at our 2023 Annual Meeting. However, if, after the January 23, 2023 deadline for notice of a proposed nomination, our Board of Directors increases the number of our directors, thereby creating an unfilled vacancy that will be filled at our 2023 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of our 2022 Annual Meeting, then a shareholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which such a public announcement actually is made. To be effective, notices of shareholder proposals or nominations are required to contain certain information specified in our Bylaws. Shareholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings.

The notices described above should be mailed to:

First Citizens BancShares, Inc.
Attention: Corporate Secretary
Post Office Box 27131 (Mail Code FCC22)
Raleigh, North Carolina 27611-7131

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file periodic reports and other information, including proxy statements, annual reports, quarterly reports and current reports, with the SEC. FCB's Internet website *(www.firstcitizens.com/investor-relations/corporate-profile)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of information that we file electronically.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC, is being mailed to our shareholders with this proxy statement, and a copy is posted with this proxy statement at *www.proxyvote.com*. An additional copy will be provided without charge to any shareholder upon written request directed to our Corporate Secretary, Matthew G. T. Martin, at the above address.